UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-15170

GSK plc

(Translation of registrant’s name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. PLEASE PAY ATTENTION TO THE IMPORTANT INFORMATION ON PAGES 2 AND 3 OF THIS DOCUMENT.

Circular to Shareholders and Notice of General Meeting

Proposed demerger of the Haleon Group

from the GSK Group

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, fund manager, solicitor, accountant or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (“FSMA”) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This document is a circular which has been prepared in accordance with the Listing Rules and approved by the Financial Conduct Authority (“FCA”). This document has been published solely in connection with the Demerger, GSK Share Consolidation and Related Party Transactions. Those considering Admission, including the risks relevant to Admission, Haleon Shares and the Haleon Group, should rely only on the information in the Prospectus.

If you sell or have sold or otherwise transferred all of your GSK Shares, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or the transferee. If you sell or have sold or otherwise transferred only part of your holding of GSK Shares, you should retain this document and the accompanying documents and consult with the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

Any person (including, without limitation, custodians, nominees, and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document to any jurisdiction outside the United Kingdom should seek appropriate advice before taking any such action. The distribution of this document and any accompanying documents into jurisdictions other than the United Kingdom may be restricted by law. Any person not in the United Kingdom into whose possession this document and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Your attention is drawn to the letter from your Chair which is set out in Part 1 (Letter from the Chair) of this document and which contains the recommendation of the GSK Board that you vote in favour of the Resolutions to be proposed at the General Meeting referred to below. Please read the whole of this document including the information incorporated by reference. In particular, your attention is drawn to the section of this document entitled “Risk Factors”, which contains a discussion of certain risk factors that should be taken into account when considering the matters referred to in this document.

Notice of a General Meeting of the Company to be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and electronically via the Lumi General Meeting website on Wednesday 6 July 2022 at 2.30 p.m. is set out at the end of this document. A Proxy Form or Form of Direction for use in connection with the Resolutions to be proposed at the General Meeting is also enclosed. Whether or not you intend to attend the General Meeting in person, you are requested to complete the Proxy Form or Form of Direction in accordance with the instructions printed on it and return it as soon as possible by post or (during normal business hours only) by hand but, in any event, so as to be received by the Company’s registrar, Equiniti, no later than 2.30 p.m. on Monday 4 July 2022 for a Proxy Form, and not later than 2.30 p.m. on Thursday 30 June 2022 for a Form of Direction (or, in the case of an adjournment, not later than two business days before the time fixed for the holding of the adjourned meeting). Alternatively, you may appoint a proxy electronically at www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Proxy Form. CREST Shareholders may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Equiniti, CREST participant ID RA19. Electronic proxy appointments must be received by no later than 2.30 p.m. on Monday 4 July 2022 (or, in the case of an adjournment, not later than two business days before the time fixed for the holding of the adjourned meeting). Completion and return of a Proxy Form or Form of Direction (or the electronic appointment of a proxy) will not preclude you from attending and voting at the General Meeting either in person or electronically, or any adjournment thereof, if you wish to do so and are so entitled. If you hold your GSK Shares through a nominee service, you should contact the nominee service provider regarding the process and their deadline for appointing a proxy.

Registered holders of GSK ADSs may vote through the Depositary using the Voting Instruction Card which must be returned to the Depositary so as to be received by no later than 12 p.m. New York City time on Thursday 30 June 2022. If you hold your GSK ADSs with a bank, broker or nominee you should contact your bank, broker or nominee service provider for information on how to vote your GSK ADSs.

A summary of the action to be taken by Shareholders is set out on pages 16 - 18 of this document and in the accompanying Notice of General Meeting.

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct as at any subsequent time to its date.

Citigroup Global Markets Limited (“Citi”), which is authorised and regulated in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority, is acting exclusively for GSK and no one else in connection with the Demerger and it will not regard any other person (whether or not a recipient of this document) as a client in relation to the Demerger and will not be responsible to anyone other than GSK for providing the protections afforded to its clients or for providing advice in relation to the Demerger or any other transaction, matter or arrangement referred to in this document. Save for the responsibilities and liabilities, if any, of Citi under FSMA or the regulatory regime established thereunder, neither Citi nor any of its affiliates accepts any responsibility whatsoever or makes any representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness, verification or sufficiency, or for any other statement made or purported to be made by the Company, or on the Company’s behalf, or by Citi, or on Citi’s behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or its subsidiaries or the Demerger. Citi and its affiliates accordingly disclaim to the fullest extent permitted by applicable law all and any responsibility and liability whether arising in tort, contract or otherwise which they might otherwise be found to have in respect of this document or any such statement.

Goldman Sachs International (“Goldman Sachs”), which is authorised and regulated in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority, is acting exclusively for GSK and no one else in connection with the Demerger and it will not regard any other person (whether or not a recipient of this document) as a client in relation to the Demerger and will not be responsible to anyone other than GSK for providing the protections afforded to its clients or for providing advice in relation to the Demerger or any other transaction, matter or arrangement referred to in this document. Save for the responsibilities and liabilities, if any, of Goldman Sachs under FSMA or the regulatory regime established thereunder, neither Goldman Sachs nor its affiliates accepts any responsibility whatsoever or makes any representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness, verification or sufficiency, or for any other statement made or purported to be made by the Company, or on the Company’s behalf, or by Goldman Sachs, or on Goldman Sachs’ behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or its subsidiaries or the Demerger. Goldman Sachs and its affiliates accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which they might otherwise be found to have in respect of this document or any such statement.

Merrill Lynch International (“BofA Securities”), which is authorised and regulated in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority, is acting exclusively for GSK and no one else in connection with the Demerger and it will not regard any other person (whether or not a recipient of this document) as a client in relation to the Demerger and will not be responsible to anyone other than GSK for providing the protections afforded to its clients or for providing advice in relation to the Demerger or any other transaction, matter or arrangement referred to in this document. Save for the responsibilities and liabilities, if any, of BofA Securities under FSMA or the regulatory regime established thereunder, neither BofA Securities nor its affiliates accepts any responsibility whatsoever or makes any representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness, verification or sufficiency, or for any other statement made or purported to be made by the Company, or on the Company’s behalf, or by BofA Securities, or on BofA Securities’ behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or its subsidiaries or the Demerger. BofA Securities and its affiliates accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which they might otherwise be found to have in respect of this document or any such statement.

The distribution of this document and the accompanying documents in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions in relation to the Haleon Shares or this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Except in the United Kingdom, no action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document in any country or jurisdiction where action for that purpose is required. Except in the United Kingdom, this document has not been, and will not be, approved by any (including EU) competent supervisory authority. Accordingly, this document may not be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

THE CONTENTS OF THIS DOCUMENT OR ANY SUBSEQUENT COMMUNICATION FROM THE COMPANY OR ANY JOINT SPONSOR OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. EACH SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

Capitalised terms have the meanings ascribed to them in the “Definitions” section of this document.

This document is dated Wednesday 1 June 2022.

IMPORTANT NOTICES

1.	OVERSEAS SHAREHOLDERS

The distribution of this document and the accompanying documents in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions in relation to the Haleon Shares or this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Except in the United Kingdom, no action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document in any country or jurisdiction where action for that purpose is required. Except in the United Kingdom, this document has not been, and will not be, approved by any (including EU) competent supervisory authority. Accordingly, this document may not be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

Australia

This document and the offer of Haleon Shares are only made available in Australia to persons to whom an offer of securities can be made without disclosure in accordance with applicable exemptions under the Australian Corporations Act 2001 (Cth) as modified by ASIC Instrument 22-0413 (the “Corporations Act”). This document is not a prospectus, product disclosure statement or any other formal “disclosure document” for the purposes of Australian law and is not required to, and does not, contain all the information which would be required in a “disclosure document” under Australian law. This document has not been and will not be lodged or registered with the Australian Securities & Investments Commission or the Australian Securities Exchange and the Company is not subject to the continuous disclosure requirements that apply in Australia.

Nothing in this document should be construed as legal, business or tax advice nor as financial product advice for the purposes of Chapter 7 of the Corporations Act. Australia resident shareholders should be aware that the offer of Haleon Shares for resale in Australia within 12 months of their issue may, under section 707(3) of the Corporations Act, require disclosure to investors under Part 6D.2 of the Corporations Act if none of the exemptions in section 708 of the Corporations Act apply to the re-sale.

Canada

The Haleon Shares to be delivered to Shareholders resident in Canada have not been qualified for distribution to the public in Canada and may not be resold in Canada except pursuant to a prospectus filed with the relevant Canadian securities regulatory authorities, or under an exemption from the prospectus requirements of applicable Canadian securities laws. No securities commission in Canada has reviewed this document or the merits of the Demerger. Haleon is not a reporting issuer in any province or territory of Canada and the Haleon Shares are not listed on any stock exchange in Canada, and there is currently no public market for the Haleon Shares in Canada. Shareholders resident in Canada should consult their own advisors prior to any resale of the Haleon Shares they receive in connection with the Demerger.

China

This document does not constitute a public offer of the Haleon Shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Haleon Shares are

not being offered or sold directly or indirectly in the PRC to or for the benefits of legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Haleon Shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the Company and its representatives to observe these restrictions.

Hong Kong

The contents of this document have not been reviewed or approved by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the delivery of the Haleon Shares. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

The Haleon Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Haleon Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Haleon Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This document is confidential to the person to whom it is addressed and no person to whom a copy of this document is issued may issue, circulate, distribute, publish, reproduce or disclose (in whole or in part) this document to any other person in Hong Kong without the consent of GSK.

New Zealand

The Haleon Shares are not being offered to the public within New Zealand. In New Zealand, the Haleon Shares are being issued only to existing security holders of GSK with registered addresses in New Zealand in reliance on the Financial Markets Conduct (Haleon plc) Exemption Notice 2022.

This document has been prepared in compliance with the laws of the United Kingdom. This document is not a product disclosure statement under the Financial Markets Conduct Act 2013 (the “FMC Act”) or other similar offering or disclosure document under New Zealand law and has not been registered, filed with, or approved by any New Zealand regulatory authority or under or in accordance with the FMC Act or any other relevant law in New Zealand. It does not contain all the information that a product disclosure document, under New Zealand law, is required to contain.

Singapore

The offer of the Haleon Shares is made only to and directed at, and the Haleon Shares are only available to, persons in Singapore who are existing Shareholders of the Company.

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Haleon Shares may not be circulated or distributed, nor may the Haleon Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to existing Shareholders of the Company under Section 273(1)(cd)(i) of the Securities and Futures Act, 2001 of Singapore (“SFA”); or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

This document does not constitute a prospectus pursuant to the Swiss Financial Services Act (“FinSA”). No application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This document is distributed in Switzerland only relying on the exemption of article 37(1)(e) FinSA provided for demergers and only together with the Prospectus.

2.	FORWARD-LOOKING STATEMENTS

Certain statements in this document relate to the future, including forward-looking statements relating to the GSK Group’s and the Haleon Group’s financial position and strategy. Forward-looking statements give the GSK Group’s and the Haleon Group’s current expectations or forecasts of future events. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including (without limitation) the terms ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or other similar words or the negative thereof. These statements discuss future expectations concerning the GSK Group’s or the Haleon Group’s results of operations or financial condition, or provide other forward-looking statements. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Any forward-looking statements made by or on behalf of the GSK Group or the Haleon Group speak only as at the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

These forward-looking statements are not guarantees or predictions of future performance, may be based on a number of assumptions (which may or may not themselves prove to be correct) and, by their nature, involve known and unknown risks, uncertainties and other factors, including the risk factors set out in the section entitled “Risk Factors”, many of which are beyond the GSK Group’s and the Haleon Group’s control, and which may cause the actual results to differ materially from those expressed or implied in the statements contained in this document. The GSK Group’s and/or the Haleon Group’s actual results of operations, financial condition and the development of the business sectors in which the groups operate may differ materially from those expressed or implied in any forward-looking statement contained in this document due to certain factors including, but not limited to, domestic and global economic and business conditions, market-related risks pertaining to the pharmaceutical industry as a whole, the policies and actions of regulatory authorities, geopolitical developments, market developments, the impact of competition, technological development, inflation, deflation, foreign currency exchange rates, the timing, impact and other uncertainties of any future acquisitions, combinations or divestments within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which the GSK Group and the Haleon Group operate. In addition, even if the GSK Group’s and the Haleon Group’s actual results of operations, financial condition and the development of the business sectors in which they operate are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Recipients of this document are cautioned not to put undue reliance on forward-looking statements.

None of the GSK Group’s officers, advisers or any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur, in part or in whole, and, other than as required by applicable law, undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the GSK Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

Additionally, statements of the intentions of the GSK Board and/or Directors reflect the present intentions of the GSK Board and/or Directors, respectively, as at the date of this document and may be subject to change as the composition of the GSK Board alters, or as circumstances require. Except as required by law, the GSK Group disclaims any obligation or undertaking to update or revise any forward-looking statement in this document.

The forward-looking statements contained in this document speak only as at the date of this document. To the extent required by applicable law or regulation (including as may be required by the Companies Act, Prospectus Regulation Rules, Listing Rules, MAR, Disclosure Guidance and Transparency Rules and FSMA), the GSK Group will update or revise the information in this document. Otherwise, the Company, the Directors and the Company’s advisers expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required to do so by applicable law.

3.	NO INCORPORATION OF WEBSITE INFORMATION

The contents of the websites of any member of the GSK Group or the Haleon Group, any website mentioned in this document and any website, directly or indirectly, linked to these websites do not form part of this document, and no one should rely on such websites.

4.	PRESENTATION OF CURRENCIES

Unless otherwise indicated, all references to “£”, “Pounds”, “Pounds Sterling”, “pence” or “p” are to the lawful currency of the United Kingdom and all references to “$”, “US$”, “US Dollars”, “United States Dollars” or “cents” are to the lawful currency of the United States.

5.	CER AND AER GROWTH

In order to illustrate underlying performance, it is the GSK Group’s practice to discuss its results in terms of constant exchange rate (“CER”) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Pounds Sterling had remained unchanged from those used in the comparative period. CER per cent. represents growth at constant exchange rates. “AER” means actual exchange rates, and growth expressed in terms of AER per cent. represents growth at actual exchange rates.

6.	NON-IFRS MEASURES AND TOTAL AND ADJUSTED RESULTS (GSK)

GSK presents its results in terms of “total” and “adjusted” results.

Total reported results represent the GSK Group’s overall performance. GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business, as described on pages 56 - 59 of GSK’s 2021 Annual Report. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.

GSK believes that adjusted results, when considered together with total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the GSK Group from period to period, and allow the GSK Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s published information in its entirety.

Adjusted results exclude the following items from total results, together with the tax effects of all of these items:

•	amortisation of intangible assets (excluding computer software and capitalised development costs);

•	impairment of intangible assets (excluding computer software) and goodwill;

•

major restructuring costs, which include impairments of tangible assets and computer software, (under specific GSK Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions;

•	transaction-related accounting or other adjustments related to significant acquisitions;

•

proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including the impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from 19 per cent. to 25 per cent. (effective 2023); and

•	separation costs include costs to establish the Haleon Group as an independent business, as well as admission listing and demerger costs,

(collectively, the “Adjusting Items”).

Costs for all other ordinary course, smaller scale restructuring and legal charges and expenses are retained within both total and adjusted results.

As adjusted results include the benefits of major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the GSK Group’s financial performance, which is presented in its total results. The exclusion of other Adjusting Items may result in adjusted earnings being materially higher or lower than total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, adjusted earnings will be higher than total earnings.

GSK has undertaken a number of major restructuring programmes in response to significant changes in the GSK Group’s trading environment or overall strategy, or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Please note, in respect of results reported in the Q1 22 Results, that reconciliations between total and adjusted results can be found on page 15 of the Q1 22 Results press release published on Wednesday 27 April 2022.

7.	NON-IFRS MEASURES AND TOTAL AND ADJUSTED RESULTS (HALEON)

Unless otherwise stated, the financial information in this document relating to the Haleon Group has been prepared on the same basis as set out in Part 4 (Historical Financial Information on the Haleon Group).

In addition, the Haleon Group uses a number of adjusted, non-IFRS, measures to report the performance of its business. These include, among others: Adjusted EBITDA, Adjusted Operating Profit and Adjusted Operating Profit Margin (collectively, the “Adjusted Results (Haleon)”). Adjusted Results (Haleon) exclude the following items (net of the impact of taxes, where applicable) (collectively, the “Adjusting Items (Haleon)”):

Net amortisation and impairment of intangible assets

Impairment of intangibles and goodwill and amortisation of intangibles excluding computer software. Intangible amortisation and impairments arising from intangibles acquired in business combinations are adjusted to reflect the performance of the business excluding the effect of acquisition accounting.

It is the Haleon Group’s view that acquired intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable cycle. The Haleon Group excludes the impact of non-cash amortisation associated with acquired intangible assets as this is not directly attributable to the sale of the Haleon Group’s products and varies from period to period, which affects comparability of the Haleon Group’s financial results. The costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Haleon Group’s operating costs as labour, overheads, etc.

Restructuring costs

Include personnel costs associated with restructuring programmes, impairments of tangible assets and computer software relating to specific programmes approved by the Haleon Board from time to time that are structural and of a significant scale, where the costs of individual or related projects exceed £15 million. Restructuring costs also include integration costs following an acquisition, including in relation to personnel, manufacturing sites, real estate and IT infrastructure. These programmes can take several years to complete and are not directly attributable to the sale of the Haleon Group’s products. Further, costs associated with these programmes vary from period to period, which affects comparability of the Haleon Group’s financial results.

Restructuring costs do not include Separation and Admission costs (see “Separation and Admission costs” below).

Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions. These costs are adjusted as they arise as a result of business combinations. In FY 2019 and FY 2020, these costs were related to the unwind of inventory fair value adjustments in connection with the Pfizer Transaction, which was completed by the end of FY 2020. These costs are not directly attributable to the sale of the Haleon Group’s products and vary from period to period, which affects comparability of the Haleon Group’s financial results.

Separation and Admission costs

Costs incurred in relation to and in connection with the Demerger, Separation, Admission, and registration of Haleon Shares represented by Haleon ADSs and of Haleon ADSs under the US Exchange Act and listing of Haleon ADSs on the NYSE. These costs are not directly attributable to the sale of the Haleon Group’s products and specifically relate to the foregoing activities, affecting comparability of the Haleon Group’s financial results in historical and future reporting periods.

Disposals and others

Gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, and other items. These gains and losses are not directly attributable to the sale of the Haleon Group’s products and vary from period to period, which affects comparability of the Haleon Group’s financial results.

8.	CONSUMER HEALTHCARE MARKET DATA

Unless otherwise stated, statements of consumer healthcare market position are on the basis of sales to consumers in the relevant geographical market or product category in 2021, as reported by: (i) in the case of statements relating to OTC/VMS, Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices; and (ii) in the case of statements relating to Oral Health, Euromonitor Passport ‘Oral Care’ at retail selling prices. The value of a market or product category and market size are provided on the basis of sales to consumers in 2021 in the relevant geographical market or product category, as reported by: (i) in the case of statements relating to OTC/VMS, Nicholas Hall’s DB6 Consumer Healthcare Database at manufacturer’s selling prices; and (ii) in the case of statements relating to Oral Health, Euromonitor Passport ‘Oral Care’ at manufacturer’s selling prices.

9.	PFIZER’S INTEREST IN THE HALEON GROUP

As at the date of this document, Pfizer’s 32 per cent. interest in the Haleon Group is held by PFCHH, which holds all of the JVCo B Ordinary Shares, representing 32 per cent. of the voting rights and 24.62 per cent. of the nominal value of CH JVCo. PFCHH is a direct wholly owned subsidiary of Anacor and both are wholly owned subsidiaries of Pfizer.

Prior to the Demerger, Pfizer intends to undertake an intragroup reorganisation resulting in Pfizer becoming the direct sole owner of PFCHH.

Accordingly, except where otherwise stated, references in this document, including in the structure charts in Part 1 (Letter from the Chair), to the ownership of, or transfer to the Company (pursuant to the terms of the Pfizer Exchange Agreement), of PFCHH by Pfizer and to the issuance of Haleon Shares and Non-Voting Preference Shares to Pfizer assume that this reorganisation takes place prior to the Demerger as expected. However, in the event that the PFCHH Transfer is not completed by the time of completion of the Demerger, then Anacor shall be the entity holding the ownership interests in PFCHH that are to be transferred to Haleon pursuant to the Pfizer Exchange Agreement and, in consideration of such transfer, Haleon shall issue Haleon Shares and Non-Voting Preference Shares to Anacor.

In addition, references in this document to Pfizer’s or Anacor’s interest in 32 per cent. of the Haleon Shares include both Haleon Shares and Haleon ADSs in respect of such Haleon Shares.

Pfizer will continue to own its 32 per cent. ownership interest in Haleon following Separation. Pfizer has informed Haleon that it intends to exit its position in Haleon in a disciplined fashion, with an objective of maximising value for Pfizer shareholders.

10.	ROUNDING

Percentages in tables have been rounded and accordingly may not add up to 100 per cent. Certain percentage shareholdings and financial data have also been rounded. As a result of this rounding, the totals of percentage shareholdings and data presented in this document may vary slightly from the actual arithmetic totals.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The times and dates set out in the timetables below and throughout this document that fall after the date of publication of this document are indicative only and based on the Company’s current expectations and may be subject to change without further notice.

Event	Time and date(1)

Publication of this document and the Prospectus	Wednesday 1 June 2022

ADS Holder Voting Record Time for determining entitlement to attend and vote at the General Meeting(2)	5 p.m. New York City time on Friday 27 May 2022

Latest time and date for receipt of Forms of Directions(2)	2.30 p.m. on Thursday 30 June 2022

Latest time and date for receipt by Depositary of Voting Instruction Cards from ADS Holders on the ADR Register	12 p.m. New York City time on Thursday 30 June 2022

Latest time and date for receipt of Proxy Forms, CREST Proxy Instruction and electronic proxy appointments(2)	2.30 p.m. on Monday 4 July 2022

Shareholder Voting Record Time for determining entitlement to attend and vote at the General Meeting	6.30 p.m. on Monday 4 July 2022(3)

General Meeting	2.30 p.m. on Wednesday 6 July 2022

Announcement of the results of the General Meeting	Wednesday 6 July 2022 (after the General Meeting)

Closing of the GSK ADS issuance and cancellation books(4)	8 a.m. New York City time on Thursday 14 July 2022

Latest time and date for transfers of GSK Shares for the transferee to be registered on the GSK Share Register at the Shareholder Record Time	6 p.m. on Friday 15 July 2022

Shareholder Record Time for determining the entitlement to the Demerger Dividend	6 p.m. on Friday 15 July 2022

ADS Holder Record Time for determining the entitlement to the Demerger Dividend	5 p.m. New York City time on Friday 15 July 2022

Demerger Dividend to Qualifying Shareholders	After 6 p.m. on Friday 15 July 2022

Completion of Share Exchanges	Sunday 17 July 2022

Commencement of dealings in Existing GSK Shares (ex entitlement to Haleon Shares) on the LSE	8 a.m. on Monday 18 July 2022

Admission and commencement of dealings in Haleon Shares on the LSE	8 a.m. on Monday 18 July 2022

CREST accounts credited in respect of Haleon Shares in uncertificated form	As soon as practicable after 8 a.m. on Monday 18 July 2022

GSK Share Consolidation record time	8 p.m. on Monday 18 July 2022

GSK Share Consolidation becomes effective	After 8 p.m. on Monday 18 July 2022

GSK Admission and commencement of dealings in New GSK Shares on the LSE	8 a.m. on Tuesday 19 July 2022

CREST accounts credited in respect of New GSK Shares in uncertificated form	As soon as practicable after 8 a.m. on Tuesday 19 July 2022

Admission and commencement of dealings in:

- Haleon ADSs on the NYSE	9.30 a.m. New York City time on Friday 22 July 2022

- new GSK ADSs on the NYSE	9.30 a.m. New York City time on Friday 22 July 2022

Opening of the GSK ADS issuance and cancellation books(4)	8 a.m. New York City time on Monday 25 July 2022

Latest date for despatch of:

- definitive share certificates (where applicable) for New GSK Shares in certificated form to Qualifying Shareholders on the GSK Share Register	By Monday 1 August 2022

- definitive share certificates (where applicable) for Haleon Shares in certificated form to Qualifying Shareholders on the GSK Share Register(5)	By Monday 1 August 2022

- CSN statements for GSK CSN(6)	By Monday 1 August 2022

- opening statements for Haleon CSN(5) (6)	By Monday 1 August 2022

Posting of payment advice, CREST accounts credited or payment by electronic payment in respect of fractional entitlements arising from the GSK Share Consolidation	Week commencing Monday 1 August 2022

Notes

(1)	Unless otherwise indicated, all references to time in this timetable are to UK time.

(2)

If you hold GSK Shares or GSK ADSs via a bank, broker or nominee you should contact your respective bank, broker or nominee service provider for further information on the appropriate dates and times relevant for your particular holding.

(3)

If the General Meeting is adjourned for any reason, the Shareholder Voting Record Time for the adjourned meeting will be 2.30 p.m. UK time on the date that is two business days before the date set for the adjourned meeting. The Depositary will inform ADS Holders of any change to the ADS Holder Voting Record Time.

(4)

The Depositary will suspend the issuance and cancellation of GSK ADSs from Thursday 14 July 2022 until Monday 25 July 2022. This means that during this time, you will not be able to convert your GSK ADSs into GSK Shares, surrender your GSK ADSs and receive underlying GSK Shares, or deposit your GSK Shares and receive GSK ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your GSK ADSs during this period.

(5)	Subject to the timing of the Capital Reduction.

(6)

For CSN Shareholders who have a Shareview Portfolio account, and have not elected for paper statements to be issued to them, the CSN statements will only be made available electronically via their account.

CORPORATE DETAILS AND ADVISERS

Registered office	980 Great West Road Brentford Middlesex, TW8 9GS United Kingdom

Joint Sponsors	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London, E14 5LB United Kingdom

Goldman Sachs International Plumtree Court 25 Shoe Lane London, EC4A 4AU United Kingdom

Merrill Lynch International 2 King Edward Street London, EC1A 1HQ United Kingdom

Legal advisers to the Company (as to English law)	Slaughter and May One Bunhill Row London, EC1Y 8YY United Kingdom

Legal advisers to the Company (as to US law)	Cleary Gottlieb Steen & Hamilton LLP 2 London Wall Place London, EC2Y 5AU United Kingdom

Legal advisers to the Joint Sponsors	Ashurst LLP London Fruit & Wool Exchange 1 Duval Square London, E1 6PW United Kingdom

Reporting accountants and auditor	Deloitte LLP 1 New Street Square London, EC4A 3HQ United Kingdom

Registrar	Equiniti Limited Aspect House Spencer Road Lancing, BN99 6DA United Kingdom

Depositary	J.P. Morgan Chase Bank, N.A. 25 Bank Street Canary Wharf London, E14 5JP United Kingdom

ACTION TO BE TAKEN

1.	Action to be taken in relation to voting at the General Meeting

The Demerger qualifies as a “Class 1” transaction under the Listing Rules for GSK due to its size and therefore requires the approval of Shareholders. In addition, certain arrangements proposed to be entered into in connection with the Demerger between GSK, Pfizer and Haleon qualify as related party transactions under the Listing Rules and so also require the approval of Shareholders.

1.1	Shareholders

The Demerger, GSK Share Consolidation and Related Party Transactions will require the approval of Shareholders at the General Meeting to be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and electronically via the Lumi General Meeting website on Wednesday 6 July 2022 at 2.30 p.m.

Shareholders should read the Notice of General Meeting at the end of this document for the full text of the Resolutions, including the Demerger Resolution and the Related Party Transactions Resolution, and for further details about the General Meeting. The Demerger Resolution relates to both the Demerger and the GSK Share Consolidation.

Shareholders may vote in advance of the General Meeting by completing and returning a Proxy Form. Alternatively, Shareholders may appoint a proxy electronically via www.shareview.co.uk, www.sharevote.co.uk or, if Shares are held in CREST, via the CREST system. Notice of appointment of a proxy should reach Equiniti as soon as possible and in any event by no later than 2.30 p.m. on Monday 4 July 2022.

Completion and return of the Proxy Form or the electronic appointment of a proxy will not prevent Shareholders from attending and voting at the General Meeting either in person or electronically if they wish to do so (and are so entitled).

Further details on proxy appointments and the actions to be taken are set out in the Notice at the end of this document.

Shareholders in the GSK CSN will need to complete the Form of Direction and return it to Equiniti Financial Services Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA to be received no later than 2.30 p.m. on Thursday 30 June 2022.

If you hold your Shares through a nominee service, please contact the nominee service provider regarding the process and their deadline for appointing a proxy.

Shareholders registered on the GSK Share Register at the Shareholder Voting Record Time will be able to join and participate in the General Meeting in person or electronically through the Lumi General Meeting website.

Shareholders can submit written questions to be put to the General Meeting via the Lumi General Meeting website, either in advance of or during the General Meeting, orally via the Lumi General Meeting website during the General Meeting, or in person at the General Meeting. Shareholders are encouraged to participate in the General Meeting electronically. Further details are set out in the Notice of General Meeting at the end of this document.

1.2	ADS Holders

ADS Holders on the ADR Register may vote through the Depositary using the Voting Instruction Card which must be returned by 12 p.m. (New York City time) on Thursday 30 June 2022. Alternatively ADS Holders may vote electronically by following the instructions set out on the Voting Instruction Card. The return of a completed Voting Instruction Card will not prevent ADS Holders from participating in the General Meeting but if they vote in advance they will not be able to vote again or change their vote at the General Meeting. Any ADS Holder wishing to vote at the General Meeting should not return a completed Voting Instruction Card in advance.

ADS Holders on the ADR Register as at the ADS Holder Voting Record Time may join and participate in the General Meeting electronically via the Lumi General Meeting website or in person. Such ADS Holders should refer to the GSK ADS Holder General Meeting Guide enclosed with the Voting Instruction Card for full details on how to join and participate in the General Meeting.

ADS Holders wishing to ask a question at the General Meeting may do so via the Lumi General Meeting website, either in advance of or during the meeting, or in person at the General Meeting. For more information, please refer to the GSK ADS Holder General Meeting Guide.

ADS Holders on the ADR Register at the ADS Holder Voting Record Time can vote during the General Meeting by logging in to the Lumi General Meeting website or by depositing a completed poll card when exiting the auditorium at the physical meeting, provided they have not voted in advance.

If you hold GSK ADSs with a bank, broker or nominee you should contact your bank, broker or nominee service provider for information on how to vote your GSK ADSs. In certain circumstances you may be able to participate in the General Meeting.

2.	Action to be taken in respect of entitlements to Haleon Shares or Haleon ADSs

2.1	Shareholders

If you are a Qualifying Shareholder, you will not need to take any further action after the vote at the General Meeting in respect of your entitlement to Haleon Shares. You may, however, need to provide your bank or building society account details in order to receive any fractional entitlement resulting from the GSK Share Consolidation (please refer to paragraph 4 below).

2.2	ADS Holders

If you are an ADS Holder at the ADS Holder Record Time, you will not need to take any further action after the vote at the General Meeting in respect of your entitlement to Haleon ADSs.

Please note, however, that if you hold your GSK ADSs on the ADR Register in certificated form, you will need to take action following the GSK Share Consolidation. Further details are set out in paragraph 8.3 of Part 7 (Additional Information).

3.	Helplines

Helplines are available for Shareholders and ADS Holders who have questions in relation to this document or the Demerger and Separation.

Please note that the helpline operators will not provide advice on the merits of the Demerger and Separation or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

Shareholders

Shareholders should call the helpline operated by Equiniti which is available on +44 (0) 800 917 0937. The helpline will be available from 8.30 a.m. to 5.30 p.m. (UK time) Monday to Friday (except public holidays in England and Wales) and will remain open until Friday 12 August 2022. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

Alternatively, Shareholders can go to https://www.shareview.co.uk/clients/gskshareholder for copies of relevant documents, frequently asked questions and other useful information.

If you hold GSK Shares via a bank, broker or nominee you should contact your respective bank, broker or nominee service provider for further information.

ADS Holders

ADS Holders on the ADR Register may refer queries relating to their accounts to the Depositary. The telephone number is +1 877 353 1154 (from inside the US) or +1 651 453 2128 (from outside the US) or via the website log-in at www.shareowneronline.com.

If you hold GSK ADSs with a bank, broker or nominee you should contact your bank, broker or nominee service provider for further information.

For further information on the Demerger and Separation, including copies of all documents and frequently asked questions, please visit GSK’s website at www.gsk.com.

4.	Electronic payments to Shareholders

Please note that GSK and Haleon make all payments to Shareholders electronically. If you have not provided your bank or building society account details your entitlements will be retained in accordance with the Articles of Association and Haleon’s articles of association. The terms and conditions of the GSK CSN and Haleon CSN set out the terms under which entitlements are retained if you have not provided bank or building society details on your GSK CSN or Haleon CSN account. Please note, if you have a bank mandate registered, we recommend that you check the account details are up to date via your Shareview portfolio or by calling the helpline on the number shown above.

If you do not have a dividend mandate in place you will be sent a bank mandate form to complete along with your Proxy Form or Form of Direction to complete. This is required to ensure the Registrar or Equiniti FS (for GSK Shares in the GSK CSN and Haleon Shares in the Haleon CSN) can pay any fractional entitlement due as a result of the GSK Share Consolidation as well as any outstanding GSK dividend payments and any future GSK and/or Haleon dividend payments. These forms should be returned in the pre-paid envelope provided by Thursday 30 June 2022 to ensure any fractional entitlement and dividends are paid electronically. Alternatively, if you are registered for Shareview you can review, add or amend bank mandate details online via Shareview at www.shareview.co.uk/login.

PART 1

LETTER FROM THE CHAIR

GSK plc (“GSK” or the “Company”)

(Incorporated and registered in England and Wales with registered number 3888792)

Directors	Registered office

Sir Jonathan Symonds CBE
Dame Emma Walmsley
Iain Mackay
Dr Hal Barron
Charles Bancroft
Manvinder Singh Banga
Dr Anne Beal
Dame Vivienne Cox
Dr Harry C Dietz
Lynn Elsenhans
Dr Laurie Glimcher
Dr Jesse Goodman
Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS

Wednesday 1 June 2022

Dear Shareholder,

Recommended proposal for the Demerger of the Haleon Group from the GSK Group and related matters

1.	Introduction

On 23 June 2021 at the GSK Investor Update, GSK confirmed its intention to separate the Haleon Group from the GSK Group. It is proposed that the Separation will be effected by way of a demerger of at least 80 per cent.1 of GSK’s 68 per cent. holding in the Haleon Group to Shareholders.

The Demerger is conditional on, among other things, the approval of Shareholders at the General Meeting to be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and electronically via the Lumi General Meeting website on Wednesday 6 July 2022 at 2.30 p.m.

The Demerger is the next step in a multi-year transformation of GSK to improve focus, performance and competitiveness, and to maximise value for Shareholders. By approving these proposals, Shareholders will create two independent companies:

•

a biopharmaceuticals company with a portfolio focused on Vaccines, Specialty Medicines and General Medicines with clearly defined financial ambitions, a clear ambition to deliver large-scale positive human health impact and a strong balance sheet enabling a growth-oriented capital allocation policy and attractive shareholder returns; and

•	a global leader in consumer health with a focused strategy to deliver sustainable above-market growth, sustainable moderate margin expansion in the medium term and attractive returns to shareholders.

The GSK Board believes that the Demerger will unlock the potential of both businesses, strengthen the balance sheet of GSK and its ability to invest in growth and maximise

[1]	As at the Latest Practicable Date, expected to be 80.96 per cent.

value for Shareholders. The Demerger will create a newly-independent Haleon Group focused on driving penetration growth across the portfolio, capitalising on new and emerging growth opportunities, underpinned by strong execution and financial discipline.

Following completion of the Demerger and Separation, GSK intends to carry out a share consolidation. The resulting consistency in the GSK share price pre- and post-Separation should enable comparability between the GSK Group’s earnings per share and share price with previous periods, while also preserving (as far as reasonably possible) the value of options and awards granted under the GSK Executive Schemes and GSK UK Sharesave.

As part of the Demerger and Separation, GSK proposes to enter into new arrangements with Pfizer and Haleon and to amend some existing arrangements with Pfizer. Pfizer is a related party of GSK for the purposes of the Listing Rules by virtue of its 32 per cent. interest in the Haleon Group (which is held through PFCHH, a wholly-owned subsidiary of Pfizer), which means that these new arrangements constitute related party transactions and require Shareholder approval at the General Meeting. Shareholder approval is also required in relation to the Demerger, which, due to its size, qualifies as a “Class 1” transaction for the purposes of the Listing Rules, and the GSK Share Consolidation.

The purpose of this document is to provide you with further information about the Demerger and Separation, the GSK Share Consolidation, the Related Party Transactions and certain other related matters and to explain why the GSK Board believes that they are in the best interests of Shareholders as a whole, and, accordingly why the GSK Board unanimously believes that you should vote in favour of the Resolutions at the General Meeting to be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and electronically via the Lumi General Meeting website on Wednesday 6 July 2022 at 2.30 p.m. The Notice and the text of the Resolutions which are to be proposed at the General Meeting are set out at the end of this document.

2.	Overview of the Demerger

The Demerger is conditional upon, among other things, the passing of the Demerger Resolution and Related Party Transactions Resolution by Shareholders at the General Meeting, the receipt of certain mandatory governmental/regulatory approvals in India, Japan and South Korea and the approval of the Demerger Dividend by the GSK Board. If the Demerger completes, Qualifying Shareholders (being Shareholders who are registered on the GSK Share Register at the Shareholder Record Time, including Shareholders in the GSK CSN) will be entitled to receive:

one Haleon Share for each GSK Share

held by them at the Shareholder Record Time. Shareholders will continue to own their GSK Shares unless they sell or transfer them in the ordinary course.

Following the Demerger and certain other proposed steps to rationalise the shareholding structure of Haleon (described in further detail in paragraph 12 of this Part 1 (Letter from the Chair)), the total issued share capital of Haleon will be held as follows:

•	at least 54.5 per cent. will be held in aggregate by Shareholders;

•	up to 6 per cent. will be held by GSK;

•	32 per cent. will be held by Pfizer (which currently holds a 32 per cent. stake in the Haleon Group through its wholly-owned subsidiary, PFCHH); and

•

certain Scottish limited partnerships set up to provide a funding mechanism pursuant to which GSK will provide additional funding for GSK’s UK Pension Schemes, will in aggregate hold 7.5 per cent. (described in further detail in paragraph 7 of this Part 1 (Letter from the Chair)).

It is expected that the Demerger and certain other steps to rationalise the shareholding structure of Haleon will be completed on Sunday 17 July 2022 and that Admission of, and dealings on the LSE in, the Haleon Shares will commence at 8 a.m. on Monday 18 July 2022.

The Separation will be effected via a demerger of GSK’s equity interest, a listing of the Haleon Group on the UK equity market and the establishment of a level 2 sponsored American depositary receipt programme in the US.

Following the Demerger, it is expected that the Haleon Shares will have a premium listing on the Official List and be admitted to trading on the main market for listed securities of the LSE. All the Haleon Shares will rank pari passu in all respects, there being no conversion or exchange rights attaching to them, and all Haleon Shares will have equal rights to participate in capital, dividend and profit distribution by Haleon.

Details of the action that you need to take to vote on the Demerger Resolution can be found on page 16 in the section entitled ‘Action to be taken in relation to voting at the General Meeting’ and in the answer to the questions at paragraphs 2.5, 2.6 and 2.7 of Part 2 (Questions and Answers on the Demerger and Separation).

Details of the conditions to the Demerger and other related steps and of the agreements to effect the Demerger and Separation are set out in full in paragraphs 14 and 15 of Part 7 (Additional Information).

The GSK Board is entitled to decide not to proceed with the Demerger at any time prior to Completion if a change in circumstances means that the GSK Board deems the Demerger to no longer be in the best interests of Shareholders as a whole.

3.	Background to, and reasons for, the Demerger

GSK has been transformed in recent years, both through a range of internal changes as well as a number of major transactions. GSK has strengthened its R&D and commercial execution, and transformed the group structure and priorities for capital allocation, while driving a cultural change with new leadership.

GSK is ready to deliver a step-change in growth and this is therefore the right time to undertake a demerger of the Haleon Group which unlocks the value of the Haleon Group for the benefit of all shareholders. With world class capabilities across prevention and treatment of disease, GSK is well positioned to positively impact human health at scale and to deliver strong performance and value to shareholders over the medium term.

Transformation of the Haleon Group

The Group’s consumer healthcare business has been reshaped for growth since 2015 through:

•	the divestment of growth-dilutive brands (including approximately 50 non-strategic and growth-dilutive OTC and skincare assets from 2019 to 2021 to raise £1.1 billion of net proceeds);

•	the increased contribution to revenue from higher-growth Power Brands from 44 per cent. in 2015 to 58 per cent. in 2021;

•	increased focus on the most attractive categories (e.g. VMS which contributed 1 per cent. of Haleon Group revenue in 2015 and contributed 16 per cent. in 2021);

•	greater presence in key geographies (e.g. China which contributed 4 per cent. of Haleon Group revenue in 2015 and contributed 8 per cent. in 2021);

•	increased presence in high growth channels (e.g. e-commerce sales increased from less than 1 per cent. of Haleon Group revenue in 2015 to 8 per cent. in 2021); and

•	continued investment in Haleon’s brands and capabilities through reinvestment in R&D and A&P.

This transformation has been catalysed through two major transactions. First, in March 2015, GSK undertook a major three-part transaction with Novartis, which included the combination of GSK’s consumer healthcare business with all of Novartis’ OTC business in a new joint venture in which GSK held a 63.5 per cent. interest. GSK subsequently acquired Novartis’ 36.5 per cent. interest in the joint venture in June 2018 for $13 billion. Following this, on 31 July 2019, GSK and Pfizer combined substantially all of their respective consumer healthcare businesses into a market leader 100 per cent. focused on consumer healthcare, in which GSK today holds a 68 per cent. interest.

Following the completion of the transformation of the Haleon Group and the integration of the Pfizer consumer assets, and the finalisation of the majority of separation activities ahead of the Demerger, the Haleon Group is now poised to separate from GSK in July 2022. The transformation has provided a platform to optimise many aspects of the Haleon Group’s business, including implementing a new R&D and innovation model, investment in the automation and digitalisation of the supply chain, optimisation of the manufacturing and distribution network, continued investment in new data and analytic platforms and digital capabilities, and continued streamlining of the brand portfolio. This has resulted in the creation of a world-leading global consumer healthcare business in an attractive market that benefits from structural growth drivers. The Haleon Group has a world class portfolio of category-leading brands; an attractive geographic footprint well placed for growth; competitive capabilities including strong route-to-market capabilities across all channels; brand building and innovation capabilities alongside digital connectivity; and offers a proposition that combines human understanding with trusted science.

The Board believes that the Haleon Group has a compelling financial profile over the medium term (on a constant currency basis) that will deliver attractive shareholder returns, based on:

•	expected annual Organic Revenue Growth of 4 to 6 per cent., ahead of the broader consumer healthcare market;

•	sustainable moderate expansion of Adjusted Operating Profit Margin; and

•	continued high Free Cash Flow Conversion.

Demerger of the Haleon Group

At the time of the Pfizer Transaction, GSK publicly indicated its intention to separate the Haleon Group from GSK within three years of closing the transaction (which occurred on

31 July 2019). The GSK Board believes that the Separation will create two independent companies with appropriate capital structures to support their future growth opportunities, investment requirements and capital allocation priorities. This will enable GSK to prioritise its growth ambitions through R&D to develop a pipeline focused on the science of the immune system, human genetics and advanced technologies, as well as commercial investment in Vaccines and Specialty Medicines.

The remainder of this section provides further detail on the compelling strategic rationale for the Demerger and Separation.

3.1	The Demerger and Separation will maximise value for Shareholders

The Demerger will provide Qualifying Shareholders with the opportunity to benefit directly from their holding in a newly independent and publicly listed global leader in the consumer healthcare market, alongside the opportunity to remain invested in a biopharmaceuticals business with ambitions for growth and delivery of innovative specialty medicines and vaccines. The strategic rationale for the Demerger and Separation detailed in paragraphs 3.2 to 3.4 below support the GSK Board’s expectation that substantial value will be created as:

•	GSK executes its strategy to deliver compound annual growth in sales and Adjusted Operating Profit of more than 5 per cent. and more than 10 per cent., respectively (CAGR for FY21 to FY26); and

•

the Haleon Group executes its strategy to deliver above-market 4 to 6 per cent. annual Organic Revenue Growth with sustainable, moderate expansion in Adjusted Operating Profit Margin at constant currencies over the medium term.

The Separation will enable both GSK and Haleon to benefit from separate and independent governance focused on creation of additional capital resources and capital allocation aligned to their respective strategic priorities, alongside better access to capital and markets.

Following Separation, GSK and Haleon will have highly attractive and distinct investment propositions. The Demerger will allow existing and prospective investors to invest in GSK and Haleon directly as each independent company executes its strategy. The GSK Board therefore believes that the Demerger and Separation provides attractive optionality to Qualifying Shareholders and expects that, over time, each of GSK and Haleon will attract, develop and retain shareholder bases that will better reflect their respective financial profiles and thereby result in improved strategic and financial alignment for both businesses and shareholder bases.

GSK has also confirmed with HMRC that the Demerger will be tax neutral for most UK Qualifying Shareholders. A summary of certain UK and US tax consequences in respect of the Demerger and Separation is set out in Part 6 (Taxation).

3.2	The Demerger and Separation will strengthen the balance sheet of GSK and its ability to invest in growth

The Demerger and Separation will result in a significant strengthening of GSK’s balance sheet.

Specifically, GSK’s financial flexibility will be enhanced by the Pre-Demerger Dividend, which is expected to result in GSKCHH receiving cash proceeds of more than £7 billion at Separation. GSK’s financial flexibility will be further enhanced by:

•	its retention and ability to monetise an up to 6 per cent. holding in the Haleon Group; and

•	its ability to monetise the SLPs’ 7.5 per cent. holding in the Haleon Group, once the £1.08 billion Proceeds Threshold[2] is met.[3]

GSK intends to monetise these holdings in Haleon in a disciplined manner to further strengthen the Post-Demerger GSK Group’s balance sheet.4

A portion of the proceeds from monetisation of the SLPs’ retained stake in the Haleon Group will be used to fund additional contributions to the GSK UK Pension Schemes totalling £1.08 billion in aggregate. Payment of this aggregate amount into the GSK UK Pension Schemes would fully fund the cash funding or “technical provisions” deficits in those three schemes shown by the 31 December 2020 valuations.

GSK’s greater financial flexibility will support its growth-focused capital allocation strategy, alongside the right mix of capital allocation priorities which creates more resources to invest in the future of the business and enhances the ability of the business to deliver on the step change in performance and sustainable growth communicated as part of the 2021 investor update.

The Haleon Group is expected to have a leverage of up to 4 times net debt to Adjusted EBITDA following the Demerger and Separation. This leverage is considered appropriate in view of the cash generative nature of the underlying business, and will enable the Haleon Group to reduce indebtedness over time whilst continuing to invest in the business and paying an attractive dividend. Haleon Group management expects leverage to be below 3 times net debt to Adjusted EBITDA by the end of 2024.

3.3	The Demerger and Separation will unlock the potential of both businesses and drive health impact and shareholder value through sustainable growth and attractive returns

Since 2017, GSK has undergone a significant and sustained multi-year programme of strategic transformation and R&D investment to improve performance, competitiveness and strengthen operational capabilities. In that time, GSK has delivered 13 major product approvals and doubled the number of assets in Phase 3 and registration to 22, with a pipeline of 21 vaccines and 43 medicines, whilst also significantly improving commercial execution.

GSK has a growth-focused capital allocation framework. Following the Demerger and Separation, GSK will continue to prioritise its R&D pipeline focusing on immune science, use of genetics and advanced technologies. Commercial investment will also continue to

[2]

As increased by notional interest and assuming certain documents apportioning liabilities of the existing Haleon employer to the GSK Group take effect (as described in further detail in paragraph 7 of this Part 1 (Letter from the Chair)).

[3]

As described further in paragraph 7 of this Part 1 (Letter from the Chair) and paragraph 14.15 of Part 7 (Additional Information), a GSK subsidiary (acting as the General Partner of each SLP) will have the ability to liquidate the Haleon Shares held by the relevant SLP, subject to: (i) the terms of the Lock-up Deed (and any customary secondary lock-up periods agreed in connection with the sales); and (ii) the terms of the Orderly Marketing Agreement and the OMA Side Letter.

[4]	The leverage of GSK stated in this document has not been adjusted for the value of the stake retained by GSK.

be prioritised in Vaccines and Specialty Medicines, which are expected to grow to around three quarters of GSK’s sales by 2026. A greater focus on its R&D pipeline will also support the enhancement of GSK’s early stage pipeline to address significant unmet needs in prevention and treatment beyond 2026.

Meanwhile the Haleon Group will focus on driving the growth of its portfolio of brands whilst capitalising on new and emerging everyday health needs. As a consumer healthcare-focused business, Haleon Group will have greater flexibility around: (i) the use of its capital; and (ii) decision making to better deliver against these needs and achieve attractive and sustainable above-market growth with strong cash generation.

3.4	The Demerger and Separation will result in two companies led and overseen by two independent and appropriately skilled boards of directors

The Demerger and Separation will allow the formation of two independent and appropriately skilled boards of directors of GSK and Haleon to oversee the strategy and capital allocation policies of each business, with a commitment to drive sustained value creation.

GSK Board

The Demerger and Separation offers the opportunity to further deepen the biopharmaceuticals experience and credentials of the GSK Board. Korn Ferry was commissioned by the GSK Board to assist in reviewing and determining the optimal board composition for the future. This process included the review and consideration of peer companies’ board composition and governance. GSK agreed a desired GSK Board skills matrix which mapped current Directors’ skills and capabilities against GSK’s future succession needs and the evolving needs of its business.

Following this work, the GSK Board announced the appointment of Dr Hal Dietz, Professor of Genetic Medicine at the Johns Hopkins University School of Medicine in the US. He joined the GSK Board in January 2022. It also led to the appointment of Dr Vishal Sikka, a world leading technologist with exceptional credentials in AI and machine learning. Dr Sikka will join the GSK Board as a Non-Executive Director following Separation. GSK also expects to appoint one further Non-Executive Director, with deep biopharma experience, to join the GSK Board shortly after Separation.

The appointments of Dr Dietz, in combination with Dr Laurie Glimcher and Dr Jesse Goodman, and from August 2022, Dr Hal Barron as a Non-Executive Director, ensure that the scientific credentials of the GSK Board are among the strongest in the industry.

The GSK Board will also retain the expertise of Charles Bancroft (a former CFO of Bristol Myers Squibb), Dr Anne Beal (a physician, and former Chief Patient Officer at Sanofi), and Urs Rohner (a lawyer with extensive business and banking experience).

Post-Separation the GSK Board is expected to comprise twelve directors including Emma Walmsley, CEO, Iain Mackay, CFO, and myself, as Chair. Collectively, appropriate for GSK’s new status, post-Demerger and Separation, as a focused biopharmaceutical company, the GSK Board will be diverse, have deep scientific and business expertise from the wider biopharma industry and global commercial organisations and broad geographic experience. The GSK Board will be well equipped to provide guidance, oversight and challenge to the GSK management team and support the delivery of its ambitious strategy and targets.

Haleon Board

A new independent board has been designed and established specifically to support the delivery and growth strategy for the Haleon Group, under the leadership of its Chair, Dave Lewis. His appointment followed an extensive external search process with clear criteria on the leadership requirements. Uppermost in this criteria was relevant consumer industry experience, a track record of value creation and the ability to coach the Haleon Group management team to deliver the full potential of the business.

Dave Lewis is a highly experienced and respected global business leader in consumer goods and retail. His experience includes having served as Group Chief Executive Officer of Tesco plc and President, Personal Care at Unilever. He is also a Non-Executive Director of Pepsico Inc and Chair of Xlinks.

A further eight Non-Executive Directors have been appointed to the Haleon Board, effective from Admission. Together, these appointments offer a strong blend of skills, functional and industry experience, diversity and continuity for Haleon. Two highly experienced GSK Non-Executive Directors will transfer to Haleon at Admission to provide continuity and an understanding of the Haleon business: Vindi Banga, who has been a GSK Non-Executive Director for over six years, will become Haleon’s Senior Independent Director, and Dame Vivienne Cox, who has served GSK for over five years, will also become a Haleon Non-Executive Director.

On Admission, Tracy Clarke will become a Non-Executive Director of Haleon and Chair of the Remuneration Committee and Deirdre Mahlan will become a Non-Executive Director of Haleon and Chair of the Audit & Risk Committee. Ms Clarke brings extensive experience in international banking and financial services whilst Ms Mahlan is a former CFO with deep finance and consumer product experience. Also on Admission, Asmita Dubey and Marie-Anne Aymerich will become independent Non-Executive Directors of Haleon. Ms Dubey brings extensive consumer experience of marketing and digital transformation for consumer brands as well as strong experience of working in China. Ms Aymerich brings considerable experience of marketing, brand management and innovation in the consumer and oral health sector.

Pfizer currently has the right to appoint up to two Non-Executive Directors of Haleon. John Young and Bryan Supran have been nominated as Non-Executive Directors by Pfizer as its two appointees. Mr Supran and Mr Young have been directors of CH JVCo since its formation.

Brian McNamara, CEO, and Tobias Hestler, CFO, have been appointed as Executive Directors of Haleon. The deep experience and skills of the Haleon Board as a whole provide in-depth understanding of the global consumer sector, with particular experience operating in the US, China, India and Europe. This will enable robust oversight and expert support to the Haleon Group management team.

Both the GSK Board and the Haleon Board are constituted and skilled to meet the requirements of the UK Corporate Governance Code. Biographical details for GSK Board and Haleon Board members are provided on the GSK website.

4.	The GSK Business and the Haleon Business

The GSK Business

GSK is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. GSK prioritises innovation in Vaccines and Specialty Medicines to maximise opportunities to prevent and treat disease. GSK has a clear ambition to deliver human health impact at scale, attractive and growing shareholder returns, and be a company where outstanding people thrive.

Since 2017, New and Speciality product sales have reached £10 billion growing double digits, and Vaccines revenue has increased by 31.35 per cent. In the same period, GSK has achieved 13 major approvals from its pipeline, has delivered a 35 per cent. reduction in manufacturing sites and major transformation programmes are on track to deliver £1.5 billion in annual cost savings.

The business delivered total revenue of £34.1 billion in 2021 with a strong portfolio of marketed assets, as well as a robust late-stage pipeline set to deliver over 5 per cent. revenue CAGR through to 2026.

GSK’s R&D focus is to deliver new vaccines and specialty medicines, using the science of the immune system, human genetics and advanced technologies. GSK will prioritise innovation in Vaccines and Specialty Medicines (with a portfolio focused across Infectious Diseases, HIV, Oncology and Immunology/Respiratory), which are expected to grow to around three-quarters of its sales by 2026, maximising opportunities that are increasingly evident across prevention and treatment of disease. The business will support investments in innovation through the attractive profitability and cash flow of the General Medicines business, which will continue to be optimised.

GSK is focused across four core therapeutic areas: Infectious Diseases, HIV, Oncology and Immunology/Respiratory. In addition, GSK will remain open to opportunities outside these core therapeutic areas where there are scale opportunities rooted in immune science and genetic validation.

GSK benefits from strong commercial capabilities and organisations, newly focused on key markets, including the US, and maximising the potential from priority brands across Vaccines, Specialty Medicines and General Medicines.

GSK currently has a pipeline of 21 vaccines and 43 medicines, many of which are late-stage with potential best- or first-in-class opportunities. While GSK is executing the development of its internal pipeline, it will continue to strengthen its portfolio through innovative early programmes and business development opportunities.

The newly defined General Medicines product group contains all of GSK’s primary care brands, including older established products as well as the inhaled respiratory portfolio. General Medicines will have differing performance profiles by region and brand, with growth expected most in emerging markets. Overall, General Medicines is expected to show broadly stable sales over the period 2021-26 (CER).

General Medicines will be optimised for profitability and cash generation to support investment in Vaccines and Specialty Medicines. As part of this approach, further streamlining of the portfolio will continue to be considered through divestment or partnering of non-priority brands.

GSK will benefit from a strengthened balance sheet after the Separation, further supporting a growth-oriented capital allocation policy. This, together with expected stronger cash generation, will provide additional flexibility to support future investments in growth.

Maintaining a sector leading ESG performance will continue to be an integral part of GSK’s strategy and a key goal for the new company. GSK takes a focused approach to ESG, driven by its strengths, and addressing the key challenges faced by the industry over the long-term. GSK will prioritise resources across six areas it sees as material to its business: pricing/access, global health, inclusion and diversity, the environment, product governance and operating standards. GSK will continue to report against a set of public trust commitments and strive to deliver a positive social impact. This will be underpinned by fostering a culture where GSK’s people are ambitious for patients, accountable for impact and do the right thing.

Current trading and prospects of the GSK Group

On Wednesday, 27 April 2022, GSK issued its results for the first quarter 2022 (“Q1 22 Results”). The update below is substantially extracted from that announcement.

Q1 22 Results

	Q1 2022 £m	Growth £%	Growth CER%

Turnover	9,780	32	32
Total operating profit	2,801	65	65
Adjusted operating profit	2,613	39	39

GSK delivered a strong first quarter to 2022, reflecting further good momentum across specialty medicines and vaccines, including the return to strong sales growth for Shingrix, and continuing pipeline progress.

Turnover

	Q1 2022 £m	Growth £%	Growth CER%

Specialty Medicines	3,135	98	97
Vaccines	1,669	36	36
General Medicines	2,343	2	3

Commercial Operations	7,147	40	40
Consumer Healthcare	2,633	14	14

Group turnover	9,780	32	32

Total turnover in the quarter was £9,780 million, up 32 per cent. AER, 32 per cent. CER, reflecting a strong performance in Commercial Operations in the three product groups and Consumer Healthcare. Sales of Xevudy were £1,307 million and contributed 25 percentage points of growth in the quarter to Commercial Operations. Specialty Medicines included the positive impact of international tender phasing, Vaccines benefited from Shingrix post-pandemic recovery and retail buy-in in the US and General Medicines reflected growth from Trelegy and recovery of the antibiotics market.

Specialty Medicines turnover was £3,135 million, up 98 per cent. AER, 97 per cent. CER, driven by consistent growth in all therapy areas including sales of Xevudy. Sales growth was up 16 per cent. AER, 15 per cent. CER excluding Xevudy.

Vaccines turnover grew 36 per cent. AER, 36 per cent. CER to £1,669 million, driven primarily by Shingrix in the US and Europe reflecting strong performance and the benefit of a favourable comparator in Q1 2021 when sales were impacted by COVID-19 related disruptions in several markets and lower Centre for Disease Control (CDC) purchases.

General Medicines turnover was £2,343 million, up 2 per cent. AER, 3 per cent. CER, with growth from Trelegy in all regions, recovery of the antibiotics market and the benefit of a favourable prior period returns and rebates (RAR) adjustment, offsetting the impact of generic competition in US, Europe and Japan.

Consumer Healthcare grew 14 per cent. AER, 14 per cent. CER to £2,633 million. Total sales grew 15 per cent. AER, 16 per cent. CER, excluding the impact of brands divested, with strong growth across all categories.

Operating profit

Total operating profit was £2,801 million compared with £1,693 million in Q1 2021. This included £924 million upfront settlement income from Gilead, increased profits on turnover growth of 32 per cent. CER, partly offset by higher remeasurement charges for contingent consideration liabilities and lower profits on disposals. Adjusted Operating Profit was £2,613 million, 39 per cent. higher than Q1 2021 at AER and at CER. The Adjusted Operating Profit Margin of 26.7 per cent. was 1.4 percentage points higher at AER and 1.3 percentage points higher on a CER basis than in Q1 2021. The benefit from COVID-19 solutions sales (Xevudy) contributed approximately 11 per cent. AER, 11 per cent. CER to Adjusted Operating Profit growth.

R&D delivery and strengthening of the pipeline

The GSK Group’s innovation driven transformation continues to advance with regulatory approvals in Q1 2022 in Specialty Medicines with the regulatory approval of Cabenuva for use every two months, the US FDA approval of Triumeq PD, and Chinese approval of Benlysta for lupus nephritis. In Q1 2022, GSK announced the proposed acquisition of Sierra Oncology for $1.9 billion and, in Q2 2022, the proposed acquisition of Affinivax, Inc. for an upfront payment of $2.1 billion and up to $1.2 billion in subsequent development milestones. Both acquisitions are consistent with the Group’s targeted business development strategy to augment and complement the Group’s organic pipeline.

2022guidance

This guidance excludes the commercial benefit of COVID-19 solutions.

The GSK Group continues to focus on delivery against its strategic priorities of Innovation, Performance and Trust in 2022. GSK plans to increase targeted investment in R&D and to build on and invest behind top-line momentum for key growth drivers. Assuming global economies and healthcare systems approach normality as the year progresses, the GSK Group expect sales of Specialty Medicines to grow approximately 10 per cent. (CER) and sales of General Medicines to show a slight decrease, primarily reflecting increased genericisation of established Respiratory medicines.

Vaccines sales are expected to grow at a low-teens percentage (CER) for the year. However, as noted at the time of announcing the FY21 Results, GSK anticipates governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic would result in some continued disruption to adult immunisations. In the first-quarter 2022 Shingrix demonstrated strong demand recovery, particularly in the US, as well as channel inventory build and the benefit of a favourable comparator to Q1 2021. Despite the potential for short-term pandemic disruption, the GSK Group continues to expect strong double-digit growth and record annual sales for Shingrix in 2022 based on strong demand in existing markets and continued geographical expansion.

Reflecting these factors and our Q1 22 Results, GSK reconfirms its full-year 2022 guidance for new GSK of sales growth between 5 per cent. to 7 per cent. CER and

Adjusted Operating Profit growth between 12 per cent. to 14 per cent. CER compared to 2021. This guidance includes the future benefit in royalty income from the Global Settlement and Licence Agreement with Gilead announced on Tuesday 1 February 2022.

2022	COVID-19 solutions expectations

In 2022, based on known binding agreements with governments, the GSK Group expects that COVID-19 solutions will contribute a similar sales level to 2021, but at a substantially reduced profit contribution due to the increased proportion of lower margin Xevudy sales. The GSK Group expects this to reduce Adjusted Operating Profit growth (including COVID-19 solutions in both years) by between 5 per cent. to 7 per cent. The overwhelming majority of expected COVID-19 solutions sales were achieved in the first quarter this year.

See also paragraph 19 of Part 7 (Additional Information) for information on and key assumptions for the GSK profit forecasts.

The Haleon Business

The Haleon Group is a global leader in consumer healthcare with a focused strategy to deliver sustainable above-market growth and attractive returns to shareholders; a world-class portfolio of category-leading brands; an attractive geographic footprint well placed for growth; competitive capabilities including strong route-to-market capabilities across all channels; and brand building and innovation capabilities alongside digital connectivity, which offers a proposition that combines human understanding with trusted science.

The Haleon Group has a clear and focused strategy to deliver sustainable financial performance that can drive continued investment in growth and deliver attractive returns to shareholders, guided by its clear purpose of delivering better everyday health with humanity. This strategy is built on growing the portfolio by driving household penetration, capitalising on new and emerging opportunities across everyday health needs, delivering superior execution and financial discipline, and running a responsible business.

The Haleon Group’s product portfolio is split among five categories: Oral Health, Pain Relief, VMS, Respiratory Health and Digestive Health and Other. The Haleon Group’s largest category by revenue is Oral Health, which accounted for 28.5 per cent. of the Haleon Group’s revenue in FY21. The Pain Relief and Digestive Health and Other categories also significantly contribute to revenue, respectively contributing 23.4 per cent. and 20.4 per cent. of revenue in FY21. VMS and Respiratory Health respectively accounted for 15.7 per cent. and 11.9 per cent. of revenue in FY21.

The Haleon Group’s leading global positions, with strong footprints in both established and emerging markets, provide reach across the full spectrum of distribution channels, including access to approximately three million healthcare professionals. Investment in e-commerce capabilities has allowed the Haleon Group to grow market share through the pandemic and remains a key focus going forward. Strong route-to-market capabilities underpin the opportunity to drive penetration of existing and new products as well as geographic expansion of the global portfolio of brands, in particular in Oral Health and VMS where regulatory barriers are lower.

The Haleon Group’s focus on trusted science is reflected in deep and dedicated R&D and healthcare capabilities. Its human understanding is based on a deep understanding of people’s everyday health needs with significant investment in consumer insights, analytics and digital tools. The combination of trusted science and human understanding enables the Haleon Group to offer a differentiated proposition through agile product innovation, human-centric marketing and expert engagement. In the last three years, the

Haleon Group has successfully delivered more than 19,000 regulatory approvals. And, since 2021, the Haleon Group has been successful in its markets with innovations such as Sensodyne Sensitivity and Gum, Otrivin BreathClean, and Pronamel Intensive Repair.

The consumer healthcare market is one of the largest, most resilient and fastest-growing industries across the FMCG sectors. A major part of the market and a primary focus of nearly every competitor is the OTC/VMS category, with a current market size of approximately £135 billion, and an expected medium-term annual growth rate of 3-4 per cent. In addition to OTC/VMS, most peer companies compete in adjacent consumer healthcare categories. The Haleon Group and two of its largest consumer healthcare peers compete in Oral Health, with a current market size of approximately £25 billion, and an expected medium-term annual growth rate of 3-4 per cent.

The Haleon Group’s largest single market is the US, which is the largest OTC/VMS market with approximately £37 billion in revenue, representing approximately 27 per cent. of the global OTC/VMS market. The Haleon Group also has strong presence across Europe, China and India, as well as many other higher-growth markets. Higher-growth markets, in particular China, present an attractive opportunity to increase household penetration of the consumer healthcare category.

Current trading and prospects of the Haleon Business

Revenue

In Q1 2022, the Haleon Group delivered strong growth across all regions and categories, with sales increasing from £2,306 million in Q1 2021 to £2,627 million in Q1 2022, up 13.9 per cent. AER and 14.4 per cent. CER. The Haleon Group’s Organic Revenue Growth was 15.6 per cent. Sales benefitted from favourable prior year comparators especially in Respiratory Health which saw a strong rebound following the historically low cold and flu season in Q1 2021, with cold and flu sales contributing approximately 5 percentage points to total growth. In addition, advance retailer and wholesaler stock-in, and initial distributor sell-in due to the systems cutover and distribution business model change in LatAm ahead of the Demerger contributed approximately 2 percentage points to total sales growth. Strong sales growth in Pain Relief benefited from increased demand during the COVID-19 Omicron wave and improved capacity in VMS.

Revenue by product category

	Revenue (£m)		Revenue change Q1 2021 – Q1 2022 (%)

	Q1 2022	Q1 2021	Reported rates (%)	Constant currency (%)	Organic (%)

Oral Health	741	701	5.7	7.9	7.9
VMS	405	348	16.4	14.8	14.9
Pain Relief	635	538	18.0	18.6	18.9
Respiratory Health	367	243	51.0	52.9	52.9
Digestive Health and Other	479	476	0.6	-0.5	4.3

Total	2,627	2,306	13.9	14.4	15.6

Revenue by region

	Revenue (£m)		Revenue change Q1 2021 – Q1 2022 (%)

	Q1 2022	Q1 2021	Reported rates (%)	Constant currency (%)	Organic (%)

North America	940	783	20.1	16.5	17.3
EMEA and LatAm	1,057	979	8.0	12.5	14.5
APAC	630	544	15.8	15.0	15.2

Total	2,627	2,306	13.9	14.4	15.6

North America sales grew 20.1 per cent. AER and 16.5 per cent. CER, largely driven by mid fifties per cent. growth in Respiratory Health and low twenties per cent. growth in Pain Relief. EMEA and LatAm sales increased by 8.0 per cent. AER and 12.5 per cent. CER, largely due to high fifties per cent. growth in Respiratory Health. APAC sales grew 15.8 per. cent at AER and 15.0 per cent. CER, led by high thirties per cent. growth in Pain Relief.

Operating profit

The Haleon Group’s operating profit was £466 million in Q1 2022 and £348 million in Q1 2021, with an operating profit margin of 17.7 per cent. and 15.1 per cent. in each of those periods respectively. Adjusted Operating Profit was £631 million in Q1 2022 and £482 million in Q1 2021, with an Adjusted Operating Profit Margin of 24.0 per cent. and 20.9 per cent. in each of those periods respectively.

The increase in operating profit and operating profit margin primarily reflected Organic Revenue Growth, strong leverage from volume growth and product price increases, supply chain efficiencies and incremental synergy benefits from the Pfizer Transaction partially offset by increased commodity and freight costs, increased advertising and promotion investment and costs associated with providing the Haleon Group with the capabilities to operate as a standalone UK public listed company following Separation.

Adjusting Items (Haleon) within operating profit totalled £165 million and £134 million in Q1 2022 and Q1 2021 respectively. The £31m increase is driven by an increase in Separation and Admission costs and net amortisation and impairment of intangible assets, partially offset by decreases in restructuring costs associated with the Pfizer Transaction and other operating income from disposal and others.

The increases in Adjusted Operating Profit and Adjusted Operating Profit Margin were driven by the same principal factors affecting operating profit and operating profit margin but excluded the impact of the increase in Adjusting Items (Haleon).

2022 guidance

The Haleon Group remains confident in delivering Organic Revenue Growth in 2022 (CER) in line with the Haleon Group’s target of 4 to 6 per cent.

5.	Financial effects of the Demerger

The expected benefits of the Demerger and Separation are set out in paragraph 3 above.

Impact on profit

The GSK Group’s profit after taxation for Q1 2022 was £2.2 billion (extracted without adjustment from the unaudited interim accounts of the GSK Group as at 31 March 2022). The Haleon Group’s profit after taxation for Q1 2022 was £357 million (prepared on the basis set out in Part 4 (Historical Financial Information on the Haleon Group)).

On a pro forma basis, the profit after tax for the GSK Group is expected to decrease following the completion of the Demerger and Separation.

Impact on net assets

As at 31 March 2022, the GSK Group had consolidated net assets of £22.6 billion (extracted without adjustment from the unaudited interim accounts of the GSK Group as at 31 March 2022). As at 31 March 2022, the Haleon Group had consolidated net assets of £26.8 billion (prepared on the basis set out in Part 4 (Historical Financial Information on the Haleon Group)).

The illustrative consolidated net assets of the GSK Group as at 31 March 2022, on a pro forma basis and adjusted to reflect as if completion had occurred on that date, would have been £8.6 billion.

An unaudited pro forma statement showing the effect of the Demerger, the repayment of the Notes Proceeds Loans and the Pre-Separation Dividends (together, the “Transactions”) on the net assets of the GSK Group as if the Transactions had taken place on 31 March 2022 is set out in Part 5 (Unaudited Pro Forma Financial Information for the GSK Group).

Pre-Separation Dividends

Prior to Separation, the Haleon Group will pay certain dividends to GSKCHH and/or PFCHH. These dividends will include:

(A)	a cash dividend to be paid by the Haleon Group to GSKCHH in connection with the issuance of the Non-Voting Preference Shares to Pfizer (the “Balancing Dividend”);

(B)

a cash dividend to be paid by the Haleon Group to GSKCHH and PFCHH, in accordance with the terms of the Pfizer SHA, which, in summary, requires an amount equal to the Pre-Separation Debt Proceeds of the Haleon Group less £300 million to be paid to GSKCHH and PFCHH prior to Separation (the “Pre-Demerger Dividend”); and

(C)

following the payment of the Balancing Dividend and the Pre-Demerger Dividend, a cash dividend to be paid by the Haleon Group to GSKCHH and PFCHH, in accordance with the terms of the Pfizer SHA which, in summary, requires all readily available cash in excess of £300 million to be paid to GSKCHH and PFCHH prior to Separation (the “Sweep-up Dividend”),

(together, the “Pre-Separation Dividends”).

The minimum cash amount of £300 million in the calculation of the Sweep-Up Dividend reflects the base cash amount required under the Pfizer SHA. The recipients of the Pre-Separation Dividends reflect the current structure of the Haleon Group, as set out in paragraph 12 below.

Prior to the Pre-Separation Dividends, the Haleon Group will continue to pay its ordinary course, quarterly dividends to GSKCHH and PFCHH in accordance with the terms of the Pfizer SHA (including, a dividend to be paid in respect of the Haleon Group’s financial performance for Q1 2022).

6.	Dividend policy

6.1	Combined dividend for FY22

GSK expects to declare a 27p per share dividend payable by the current GSK Group for the first half of 2022. This comprises 22p per share for new GSK and 5p per share representing the consumer healthcare business during the first half of 2022 whilst part of the GSK Group. For the second half of 2022, the Post-Demerger GSK Group continues to expect to declare a 22p per share dividend.

The Directors expect a second-half dividend from the Haleon Group of equivalent to a pay-out of around 3p per share, subject to the Haleon Board’s decisions on the intra-year phasing of dividend payments.

In aggregate, this would represent on a full year 2022 basis the equivalent of a GSK Group dividend of around 52p per share.

The dividend per share figures in this paragraph 6.1 and paragraph 6.2 below are illustrative and based on the issued share capital of GSK as at the date of this document. Following the GSK Share Consolidation, which will reduce the number of GSK Shares in issue, the targeted dividend per share will increase in step with the GSK Share Consolidation in order to maintain the same aggregate dividend pay-out in absolute Pound Sterling terms.

6.2	Dividend policy for the GSK Group

As set out at the GSK Investor Update on Wednesday 23 June 2021, from 2022 GSK will adopt a progressive dividend policy targeting a dividend pay-out ratio equivalent to 40 to 60 per cent. over the investment cycle. GSK expects to declare a dividend of 45p per share for 2023, the first full year following separation of the Haleon Group.

6.3	Dividend policy for the Haleon Group

Following Separation, Haleon will adopt a dividend policy, which will reflect the long-term earnings and cash flow potential of the Haleon Group, consistent with maintaining sufficient financial flexibility and meeting the Haleon Group’s capital allocation priorities. The initial dividend is expected to be at the lower end of a 30 to 50 per cent. pay-out ratio, subject to Haleon Board approval. Haleon expects to pay a dividend to Haleon Shareholders in relation to the second half of 2022 in H1 2023, subject to Haleon Board approval and following approval of Haleon’s FY22 results.

7.	Arrangements to fund the GSK UK Pension Schemes

In connection with the Demerger and Separation, and the 31 December 2020 pension scheme valuations, which identified cash funding or “technical provisions” deficits in the

GSK UK Pension Schemes, GSK has transferred 11.03 per cent. (in aggregate) of its interest in GSKCHH (representing its entire holding of GSKCHH C Ordinary Shares and equivalent to 7.5 per cent. of the issued share capital of the Haleon Group) to three Scottish limited partnerships, each of which provides a funding mechanism for a separate GSK UK Pension Scheme.

As part of the steps relating to the Demerger and Separation (described in further detail in paragraph 13 of this Part 1 (Letter from the Chair)), the SLPs will exchange unlisted shares conferring an interest in the Haleon Group for shares in Haleon. For a period of 18 months following the Separation, a subsidiary of GSK (acting as the general partner of each SLP) will have the ability to liquidate the Haleon Shares held by the relevant SLP for cash (and to determine the timing, mechanism and terms of such sales), subject to: (i) the terms of the Lock-up Deed, a summary of which is set out at paragraph 14.11 of Part 7 (Additional Information) (and any customary secondary lock-up periods agreed in connection with the sales); and (ii) the terms of the Orderly Marketing Agreement and the OMA Side Letter, a summary of which is set out at paragraph 14.14 of Part 7 (Additional Information).

Each GSK UK Pension Scheme, through its SLP interest, will be entitled to receive a distribution from that SLP in an amount equal to the net proceeds of such sales of Haleon Shares and to dividend income received on the Haleon Shares (and during the period prior to Separation, the GSKCHH C Ordinary Shares), until it has received an aggregate amount equal to a pre-agreed threshold (such threshold for each GSK UK Pension Scheme being the “Proceeds Threshold”).

The Proceeds Thresholds agreed between GSK and the respective GSK UK Pension Schemes’ trustees are £627.2 million for the GSK Pension Scheme, £323.0 million for the GSK Pension Fund and £130.1 million for the SmithKline Beecham Pension Plan (such amount for each GSK UK Pension Scheme being the “Principal Amount”), in each case as increased by an amount representing notional interest on the remaining balance of the Principal Amount from time to time and assuming certain documents apportioning liabilities of the existing Haleon employer to the GSK Group take effect.5

To provide security to the trustees of the GSK UK Pension Schemes, the number of Haleon Shares that each SLP will hold on Separation has been set at a level such that their market value is expected to significantly exceed the Proceeds Threshold applicable to that SLP. Once the Proceeds Thresholds have been reached, the General Partner of each of the SLPs is then entitled to sell the remaining Haleon Shares held by the SLP and distribute the proceeds to GSK.

Further detail on the implementation and key terms of these arrangements are set out in paragraph 14.15 of Part 7 (Additional Information).

8.	Board structures and corporate governance

The Directors of GSK as at the date of this document are set out at the beginning of this letter.

[5]	If these documents do not take effect, the Proceeds Thresholds would be £625.2 million, £322.8 million and £125.1 million respectively.

The names and principal functions of the Haleon Directors are as follows:

Name	Position

Sir Dave Lewis	Non-Executive Chair

Brian McNamara	Chief Executive Officer

Tobias Hestler	Chief Financial Officer

Manvinder Singh (Vindi) Banga*	Senior Independent Non-Executive Director

Marie-Anne Aymerich*	Non-Executive Director

Tracy Clarke*	Non-Executive Director

Dame Vivienne Cox*	Non-Executive Director

Asmita Dubey*	Non-Executive Director

Deirdre Mahlan*	Non-Executive Director

Bryan Supran*	Non-Executive Director (Pfizer nominee)

John Young*	Non-Executive Director (Pfizer nominee)

*indicates those persons who will become directors on Admission.

The GSK Shares will retain their premium listing on the Official List and will continue to be traded on the main market for listed securities of the LSE following the Demerger and the GSK Share Consolidation. The GSK Group will therefore continue to maintain a governance structure based on the UK Corporate Governance Code. The governance framework established by the GSK Group, which includes the key mechanisms through which the GSK Group sets strategy, plans its objectives, monitors performance and considers risk management, will remain in place following the Demerger. GSK will maintain the same principal GSK Board committees following the Demerger.

9.	Share schemes

The impact of the Demerger and Separation on the GSK Employee Share Schemes is explained below. The treatment of awards or options held by departing Haleon Group employees and by Post-Demerger GSK Group employees is intended to deliver a fair outcome in accordance with the rules of those share schemes while giving practical effect to the Demerger and Separation and the departure of Haleon Group employees from the GSK Group.

GSK Executive Schemes

Unvested awards under the GSK Executive Schemes held by employees of the Haleon Group at the time of Demerger will, in accordance with the rules of the relevant GSK Executive Schemes, vest early in connection with the Demerger. Awards made in 2020 will vest in full (subject to the achievement of the relevant performance conditions for awards under the GSK PSP) and awards made in 2021 will vest as to two-thirds of the original award (subject to the achievement of the relevant performance conditions for awards under the GSK PSP). Performance conditions will be assessed by reference to the two years ending 31 December 2022.

Unvested awards under the GSK Executive Schemes held by employees of the GSK Group who, following the Demerger, are employees of the Post-Demerger GSK Group, will not vest in connection with the Demerger but will continue to be held by those Post-

Demerger GSK Group employees in accordance with the rules of the relevant GSK Executive Schemes.

GSK Participation Schemes

Employees of the Haleon Group at the time of the Demerger who participate in the GSK Participation Schemes will receive the Demerger Dividend in respect of the GSK Shares held by them through those schemes, as will employees of the GSK Group participating in the GSK Participation Schemes who, following the Demerger, are employees of the Post-Demerger GSK Group.

GSK UK Sharesave

Employees of the Haleon Group at the time of the Demerger who participate in the GSK UK Sharesave will, in accordance with the rules of the GSK UK Sharesave, be able to exercise their options in the period of six months following the Demerger (or any shorter period that may apply under the rules of the GSK UK Sharesave for reasons other than the Demerger).

For employees of the GSK Group who, following the Demerger, are employees of the Post-Demerger GSK Group, the Demerger does not, in line with the relevant legislation, give rise to a right to exercise their options. Instead, these employees may continue to make savings in connection with the GSK UK Sharesave and, subject to the GSK UK Sharesave rules, will become entitled to exercise their options in the ordinary course.

Adjustments

As further explained in paragraph 13 of this Part 1 (Letter from the Chair), the GSK Share Consolidation is proposed to be implemented partly with a view to preserving (as far as reasonably possible) the value of options and awards granted under the GSK Executive Schemes and the GSK UK Sharesave, thereby avoiding the need for any specific adjustments to the numbers and/or exercise price of options and awards under those schemes.

GSK NED Share Plan

Non-Executive Directors have been required to reinvest at least 25 per cent. of their total net fees in GSK Shares or GSK ADSs under the terms of the GSK NED Share Plan. Investments are made under the terms of the GSK NED Share Plan which makes notional allocations of GSK Shares or GSK ADSs to Non-Executive Directors equal to the reinvested fees. GSK Shares or GSK ADSs are only released to Non-Executive Directors (or a cash equivalent is paid) after they retire from the GSK Board. GSK Shares or GSK ADSs notionally allocated in this way do not entitle Non-Executive Directors to receive dividends paid by GSK, but equivalent amounts are re-invested on an annual basis so as to increase their notional allocations of GSK Shares or GSK ADSs. It follows that Haleon Shares issued as part of the Demerger will not be issued in respect of GSK Shares or GSK ADSs notionally allocated under the GSK NED Share Plan.

To compensate Non-Executive Directors for their non-receipt of Haleon Shares, an amount equivalent to the value of the Haleon Shares attributable to their notional allocation of GSK Shares or GSK ADSs will be re-invested so as to increase those notional allocations of GSK Shares or GSK ADSs. Their notional allocations of GSK Shares or GSK ADSs will be consolidated on the same basis as the GSK Share Consolidation.

10.	Pensions

Defined benefit pension schemes/other post-employment benefits

UK

The GSK UK Pension Schemes are being retained by the GSK Group following the Demerger. The other material funded defined benefit pension scheme in the UK, the SmithKline Beecham Senior Executive Pension Plan (the “SBSEPP”), is also being retained by the GSK Group following the Demerger. So too are the GSK Group’s unfunded UK defined benefit arrangements.

One of the former participating employers in the GSK UK Pension Schemes and the SBSEPP is a company within the Haleon Group (the “Haleon Employer”). The Haleon Employer ceased to participate in each of the GSK UK Pension Schemes with effect from the end of Thursday 31 March 2022 and ceased to participate in the SBSEPP with effect from Friday 25 March 2022. All of the Haleon Employer’s liabilities in respect of the GSK UK Pension Schemes and the SBSEPP were formally apportioned to GlaxoSmithKline Services Unlimited (another of the sponsoring employers and a company in the GSK Group following the Demerger) by way of a statutory apportionment mechanism.

US

All US defined benefit plan liabilities and assets, including those related to current and former Haleon Group employees, are being retained by the GSK Group following the Demerger. US post-retirement healthcare plan liabilities for active Haleon Group employees will remain with the Haleon Group. All other US post-retirement healthcare liabilities will be retained by the GSK Group. Haleon will retain all liabilities under a deferred compensation plan and a restoration plan, both of which are frozen plans.

Other jurisdictions

There are a number of defined benefit pension, retirement indemnity and post-retirement healthcare arrangements in other jurisdictions. Over 90 per cent. of these liabilities relate to pension arrangements in Ireland, Switzerland and Germany. The Haleon Group will assume liabilities for current and (where applicable) former employees under such arrangements and, where such plans are funded, a share of the plan assets will be transferred to the plan set up by the Haleon Group (see “Ongoing pension arrangements outside the UK and the US” below).

Agreement with trustees of GSK UK Pension Schemes in connection with the Demerger and 31 December 2020 valuations

In contemplation of the Demerger and in line with UK practice, GSK has considered carefully and discussed with the trustees of the GSK UK Pension Schemes and their advisers over a period of months whether the Demerger could detrimentally impact the GSK UK Pension Schemes. GSK has reached agreement with the trustees of the GSK UK Pension Schemes on a package of measures in relation to the Demerger and the GSK UK Pension Schemes’ triennial actuarial valuations with effective dates of 31 December 2020.

This package includes arrangements to fund the GSK UK Pension Schemes as outlined in more detail in paragraph 7 of this Part 1 (Letter from the Chair).

It also incorporates certain additional covenant protections, including (i) a commitment to provide information to and consult with the trustees in relation to certain specified events which could have a detrimental impact on the covenant supporting the GSK UK Pension Schemes; (ii) an obligation to notify the trustees of certain other events; (iii) restrictions on granting certain types of security; and (iv) an undertaking to accelerate any outstanding deficit recovery contributions agreed for the 31 December 2020 valuations in the event that both: (a) GSK unwinds the SLPs (which GSK can do where the Demerger is not proceeding); and (b) an event which detrimentally impacts the covenant supporting the GSK UK Pension Schemes occurs.

The liabilities of SBSEPP have been insured through a bulk purchase annuity policy. This means that the SBSEPP does not place substantive reliance on the GSK Group’s covenant and so, while the SBSEPP trustees have been kept informed of developments regarding the Demerger, there is no need to address the potential impact of the Demerger on the SBSEPP in the same way as there is for the GSK UK Pension Schemes. This, and the fact there was no cash funding deficit in SBSEPP for the 31 December 2020 valuation, is why there is no SLP for the SBSEPP. The SBSEPP has been granted certain of the additional covenant protections granted to the GSK UK Pension Schemes, but not the acceleration undertaking because there was no cash funding deficit at the SBSEPP’s 31 December 2020 valuation.

Ongoing pension provision for GSK Group UK employees

The GSK UK Pension Schemes closed to future defined benefit accrual with effect from Thursday 31 March 2022. Since Friday 1 April 2022, ongoing accrual for GSK Group employees has been provided via defined contribution arrangements within the GSK UK Pension Schemes. The Demerger does not change these arrangements.

Ongoing pension provision for Haleon Group UK employees

Until Thursday 31 March 2022, Haleon Group UK employees were members of the GSK UK Pension Schemes. Since 1 April 2022, they have been provided with ongoing accrual via LifeSight, a defined contribution master trust arrangement provided by Willis Towers Watson. Certain risk benefits, such as life assurance, are provided to Haleon Group employees through a separate arrangement with Legal & General. The Demerger does not change the arrangements with LifeSight and Legal & General.

Ongoing US pension arrangements

The US defined benefit plan has been closed to future accrual since Friday 1 January 2021. Ongoing accrual is provided via a defined contribution arrangement. Haleon US employees are currently members of this plan, but a defined contribution plan is being established for them and they will join this plan at or before the date of the Demerger. The US defined contribution plan assets related to Haleon Group employees will be transferred to this plan.

Ongoing pension arrangements outside the UK and the US

The GSK Group operates pension arrangements in most jurisdictions. The Haleon Group has committed to replicating GSK benefits where possible. Some pension arrangements operate on a stand-alone basis for the Haleon Group, and these will continue beyond the Demerger, but other arrangements cover both GSK Group and Haleon Group employees. In the latter case, arrangements have been made to separate these plans. In most cases, the GSK Group will retain the existing plan and the Haleon Group will establish a new plan, with a transfer of the part of the assets of the GSK plan attributable to Haleon Group employees being made to the plan established by the Haleon Group.

11.	Risk Factors

For a discussion of the risks and uncertainties which you should take into account when considering whether to vote in favour of the Demerger Resolution, please refer to Part 3 (Risk Factors).

12.	Implementation of the Demerger and rationalisation of the Haleon shareholding structure

Pursuant to the proposed Demerger and subsequent Share Exchanges described below, Haleon will come to own the entire issued share capital of each of GSKCHH and PFCHH which, together, own the entire issued share capital of CH JVCo, the current parent company of the Haleon Group.

Current structure of the Haleon Group

At present, the structure of the Haleon Group is as follows:

The share capital of CH JVCo consists of: (i) 680,000 JVCo A Ordinary Shares of £1 each; (ii) 300,000 non-voting JVCo Preference Shares of £1 each; and (iii) 320,000 JVCo B Ordinary Shares of £1 each.

The JVCo A Ordinary Shares and JVCo B Ordinary Shares each carry one vote per share. Holders of the JVCo Preference Shares are entitled to 0.01 per cent. of the aggregate amount of any dividends declared by CH JVCo, and are not entitled to any proportion of the assets of CH JVCo available for distribution to shareholders on a return of capital on a winding-up of CH JVCo (excluding any intra-group re-organisation on a solvent basis).

All JVCo A Ordinary Shares and JVCo Preference Shares are held by GSKCHH, which is a wholly owned subsidiary of GSK. All JVCo B Ordinary Shares are held by PFCHH, which is a wholly owned subsidiary of Pfizer.

Accordingly, the share capital of CH JVCo is held as follows:

Shareholder	Class	Voting rights	Nominal Value

GSKCHH	JVCo A Ordinary Shares	68 per cent.	75.38 per cent.

	JVCo Preference Shares	N/A

PFCHH	JVCo B Ordinary Shares	32 per cent.	24.62 per cent.

The share capital of GSKCHH is comprised of three classes of shares: (i) GSKCHH A Ordinary Shares; (ii) GSKCHH B Ordinary Shares; and (iii) GSKCHH C Ordinary Shares. At present, all of the GSKCHH A Ordinary Shares and GSKCHH B Ordinary Shares are held by GSK. As part of certain arrangements to fund GSK’s UK pension benefit obligations, on Friday 25 March 2022, GSK transferred its entire holding of GSKCHH C Ordinary Shares to the SLPs.

Demerger

The Demerger will be implemented by GSK declaring an interim dividend in specie to be satisfied by: (i) the transfer by GSK of the GSKCHH A Ordinary Shares to Haleon, in return for (ii) the issuance of Haleon Shares by Haleon to Shareholders who are registered on the GSK Share Register at the Shareholder Record Time on the basis of one Haleon Share for each GSK Share held by such Shareholders at the Shareholder Record Time, save that the number of Haleon Shares to be allotted and issued to each of the four initial shareholders of Haleon (each of whom is a Shareholder) will be reduced by the number of Haleon Shares already held by them at the Shareholder Record Time. Shareholders will continue to own their GSK Shares unless they sell or transfer them in the usual course.

Share Exchanges

Shortly following completion of the Demerger, a series of share-for-share exchanges will occur, under which Haleon will come to own the entire issued share capital of GSKCHH and PFCHH, which together own the entire issued share capital of CH JVCo. The purpose of the share-for-share exchanges is to rationalise Haleon’s shareholder structure such that all persons with an interest in the Haleon Group do so through holding shares in Haleon, as listed parent company, and not further down the Haleon Group structure. Accordingly:

(A)

GSK will transfer its entire shareholding of GSKCHH B Ordinary Shares, representing an 8.01 per cent. stake in the ordinary share capital of GSKCHH, to Haleon in consideration for 502,868,434 Haleon Shares, less a number of Haleon Shares that is equal to the number of Excess GSK Shares.[6] As at the Latest Practicable Date, the number of Haleon Shares expected to be held by GSK at Admission is expected to represent up to 6 per cent. of the total issued share capital of Haleon (the “GSK Share Exchange”);

(B)

each of the SLPs will transfer their respective holdings of GSKCHH C Ordinary Shares, representing 11.03 per cent. in aggregate of the ordinary share capital of GSKCHH, to Haleon in consideration for such number of new Haleon Shares as is required so that, on Admission, the SLPs will together hold Haleon Shares

[6]

To the extent any shares are issued by GSK (e.g. in respect of GSK employee share options) between the Latest Practicable Date and the Shareholder Record Time, this would affect the post-Separation shareholdings in Haleon. In summary, the effect of any such issuance would be that: (i) the total number of Haleon Shares issued to Shareholders under the Demerger would increase by the number of GSK Excess Shares; and (ii) there would be a corresponding reduction in the total number of Haleon Shares issued to GSK under the GSK Share Exchange.

representing 7.5 per cent. (in aggregate and to the nearest whole Haleon Share) of the total issued share capital of Haleon; and

(C)

Pfizer will transfer its entire holding in PFCHH to Haleon in consideration for: (i) such number of new Haleon Shares as is required so that, on Admission, Pfizer will hold Haleon Shares representing 32 per cent. of the total issued share capital of Haleon (to the nearest whole Haleon Share); and (ii) 25 million Non-Voting Preference Shares (the “Pfizer Share Exchange”).

together, the “Share Exchanges”.

Immediately following the Pfizer Share Exchange, Pfizer will sell its entire holding in the Non-Voting Preference Shares to one or more third party investor(s) (the “NVPS Sale”).

Through the Demerger, the Share Exchanges and the NVPS Sale, the ordinary share capital of Haleon will be held as follows:

Shareholder	Class	Voting rights	Nominal Value

Shareholders	Ordinary	At least 54.5 per cent.	At least 54.5 per cent.

Pfizer	Ordinary	32 per cent.	32 per cent.

SLPs (Scottish limited partnerships controlled by GSK)	Ordinary	7.5 per cent.	7.5 per cent.

GSK	Ordinary	Up to 6 per cent.	Up to 6 per cent.

13.	The GSK Share Consolidation

Overview of the GSK Share Consolidation

The GSK Share Consolidation is expected to take place on Monday 18 July 2022, following the close of trading on the LSE. It is expected that GSK Admission and dealings in the New GSK Shares on the LSE will commence at 8 a.m. on Tuesday 19 July 2022.

Following Separation, the price of a GSK Share is expected to fall to reflect the demerger of the Haleon Business from the GSK Group. However, Shareholders will have received one Haleon Share for each GSK Share held at the Shareholder Record Time and their retained GSK Shares and their new Haleon Shares will together represent the GSK Shares held by them pre-Separation. The actual aggregate value of those GSK Shares and Haleon Shares will be dependent on their respective market prices post-Separation.

In light of this expected fall in the price of a GSK Share, it is proposed that GSK will consolidate its existing share capital to reduce the number of GSK Shares in issue. The intention of the GSK Share Consolidation is to:

•

reduce the number of GSK Shares which will increase the price of a GSK Share so that there will be general comparability between GSK’s share price before and after the Separation (subject to any interim market movements). This should enable the GSK Group’s earnings per share and share price to be more readily compared to previous financial periods; and

•

preserve (as far as reasonably possible) the value of options and awards granted under the GSK Executive Schemes and GSK UK Sharesave, thereby avoiding the need for any specific adjustments to the numbers and/or exercise price of options and awards under those schemes.

The GSK Share Consolidation will require the approval of Shareholders at the General Meeting. The GSK Consolidation is also conditional on approval of the Related Party Transactions Resolution and the Demerger Dividend being paid.

The ratio for the GSK Share Consolidation cannot be fixed at this time as it is dependent on fluctuations in the volume and price of trading of GSK Shares in the period between open of trading at 8 a.m. and close of trading at 4.30 p.m. on Monday 18 July 2022 (the “VWAP Period”). The ratio for the GSK Share Consolidation and the number of New GSK Shares (or part thereof) that each Shareholder will be issued with and receive for each Existing GSK Share held at the Share Consolidation Record Time will be determined by the Directors who will take into account the relative value of the GSK Shares pre-and post-Separation by dividing: (i) the volume weighted average price (“VWAP”) of a GSK Share in the VWAP Period (derived as the Directors may determine); by (ii) the closing price on the LSE of a GSK Share on Friday 15 July 2022. In reaching their determination, the Directors may make such adjustments to this calculation as they may agree to avoid an overly complex ratio, fractional entitlements that may arise following the consolidation or other matters or problems that may result from such consolidation (or consolidation and sub-division). This will allow the Directors to achieve a ratio which, in their judgement, is the most appropriate to seek to maintain broad comparability between GSK’s share price before and after the Separation. The GSK Share Consolidation will only be undertaken if the VWAP of a GSK Share in the VWAP Period is lower than the closing price on the LSE of a GSK Share on Friday 15 July 2022. The Directors may change the Share Consolidation Record Time if they consider this desirable, in which case the dates for the VWAP Period and the other dates stated above will also change. If any of these times or dates do change, GSK will give notice of the change by issuing an announcement through a Regulatory Information Service.

Any holding of GSK Shares which is not exactly divisible by the ratio for the GSK Share Consolidation (once this has been determined) will result in an entitlement to a fraction of a New GSK Share.

Entitlements to fractions of New GSK Shares will be aggregated and the resulting New GSK Shares will be sold on the open market. Net proceeds from this sale will then be returned to relevant Qualifying Shareholders (as described further below).

Following the GSK Share Consolidation, the proportion of the issued ordinary share capital of GSK which is held by each Shareholder will (save for fractional entitlements, as described further below) remain unchanged. Aside from having a different nominal value, each New GSK Share will carry the same rights that attach to an Existing GSK Share at the time of the payment of the Demerger Dividend and all New GSK Shares will rank pari passu in all respects.

Fractional entitlements in connection with the GSK Share Consolidation

Fractional entitlements may arise as a result of the GSK Share Consolidation. Individual fractional entitlements to the New GSK Shares will be aggregated and the resulting New GSK Shares sold in the open market, as soon as practicable, at the best price reasonably obtainable, and the net proceeds will be paid to each relevant Shareholder according to his or her entitlement.

If a Shareholder holds only one Existing GSK Share then, as a result of the GSK Share Consolidation, such Shareholder will receive no New GSK Shares and will no longer be a Shareholder. However, such Shareholders will receive cash representing their fractional entitlement to a New GSK Share (and will have received one Haleon Share and therefore remain a Haleon Shareholder).

Proceeds are expected to be paid to Shareholders electronically utilising existing dividend bank mandates or by crediting individual CREST accounts in the week commencing Monday 1 August 2022.

If you do not have a dividend mandate in place you will be sent a bank mandate form to complete along with your Proxy Form or Form of Direction. This is required to ensure the Registrar or Equiniti FS (for GSK Shares held in the GSK CSN and Haleon Shares held in the Haleon CSN) can pay any fractional entitlement due as a result of this transaction as well as any outstanding GSK dividend payments and any future GSK and/or Haleon dividend payments. These forms should be returned in the pre-paid envelope provided by Thursday 30 June 2022 to ensure any fractional entitlement and dividends are paid electronically. Alternatively, if you are registered for Shareview, you can review, add or amend bank mandate details online via Shareview at www.shareview.co.uk/login.

Existing share repurchase authority

At the GSK annual general meeting on Wednesday 4 May 2022 (the “AGM”), Shareholders passed a resolution authorising GSK to make market purchases of GSK Shares. This authority was given in respect of 508,387,404 GSK Shares which represented just less than 10 per cent. of GSK’s issued share capital (excluding ordinary shares held in treasury). Following the GSK Share Consolidation, this number of GSK Shares will represent a greater percentage of GSK’s issued share capital (excluding ordinary shares held in treasury), but in line with institutional guidelines GSK confirms that it will not exercise the authority in respect of more than 10 per cent. of GSK’s issued share capital (excluding ordinary shares held in treasury). In any event, GSK confirms that it does not currently intend to make any market purchases in 2022. This authority was sought at the AGM to preserve flexibility to do so should there be a change in circumstances and GSK will review the potential for future share buybacks during 2023 in line with its usual annual cycle, subject to return and ratings criteria.

14.	Listing, dealings, share certificates, CREST and CSN statements

Listing

Applications will be made to the FCA for all of the Haleon Shares and the New GSK Shares to be admitted to the premium listing segment of the Official List. Applications will also be made to the LSE for Haleon Shares and the New GSK Shares to be admitted to trading on its main market for listed securities.

It is expected that admission of the Haleon Shares will become effective and that dealings will commence at 8 a.m. on Monday 18 July 2022.

It is expected that admission of the New GSK Shares will become effective and that dealings will commence at 8 a.m. on Tuesday 19 July 2022.

On Admission, the Haleon Shares will be registered with ISIN of GB00BMX86B70 and SEDOL of BMX86B7.

The current ISIN (GB0009252882) in relation to Existing GSK Shares will be disabled in CREST at 8 p.m. on Monday 18 July 2022. The New GSK Shares will be registered with ISIN number GB00BN7SWP63 and SEDOL number BN7SWP6 with effect from 8 a.m. on Tuesday 19 July 2022.

Dealings

The Shareholder Record Time for the Demerger is 6 p.m. on Friday 15 July 2022 (or such other time and date as the Directors (or any duly authorised committee of them) may decide).

To be on the GSK Share Register at the Shareholder Record Time, transfers of Existing GSK Shares in uncertificated form must take place by 6 p.m. on Friday 15 July 2022 and transfers in certificated form must be received by Equiniti by 6 p.m. on Thursday 14 July 2022.

New share certificates and CREST accounts

Share certificates in respect of New GSK Shares are expected to be posted, at the risk of Shareholders, by Monday 1 August 2022 to those Shareholders who, at the Share Consolidation Record Time, hold their GSK Shares in certificated form.

Share certificates in respect of Haleon Shares are expected to be posted, at the risk of Shareholders, by Monday 1 August 2022 to those Shareholders who, at the Shareholder Record Time, hold their GSK Shares in certificated form (subject to timing of the Capital Reduction).

Please note that temporary documents of title will not be issued. Pending despatch of the certificates, transfers of New GSK Shares and Haleon Shares will be certified against the GSK Share Register or Haleon Share Register (as applicable).

Shareholders who, at the Shareholder Record Time and the Share Consolidation Record Time, hold their GSK Shares in uncertificated form through CREST will (subject to rounding down fractional entitlements) receive uncertificated New GSK Shares and Haleon Shares into the same CREST account on Tuesday 19 July 2022 and Monday 18 July 2022 respectively.

CREST transformation of GSK Share trades

The settlement of any trades of Shareholders who hold their GSK Shares in uncertificated form through CREST, which occur prior to the GSK Share Consolidation and are not due to settle until after the GSK Share Consolidation has been effected, may be delayed by up to one business day. This is beyond GSK’s control and is to enable Euroclear to put in place arrangements to enable transformation of the relevant trades to take place following determination of the ratio for the GSK Share Consolidation.

GSK Corporate Sponsored Nominee statements

Shareholders who hold their GSK Shares through the GSK CSN and have not registered for a Shareview Portfolio or have requested paper CSN statements will be sent a statement confirming their New GSK Share balance and the new GSK CSN shareholder reference for the New GSK Shares held on their behalf in the GSK CSN following the GSK Share Consolidation by no later than Monday 1 August 2022.

GSK CSN Shareholders details will be carried across and used to open an account in the Haleon CSN. Shareholders will be sent an opening statement for the Haleon CSN by no later than Monday 1 August 2022 (subject to the timing of the Capital Reduction). CSN statements will be made available electronically via Equiniti’s Shareview Portfolio and an email sent to you to let you know when this is available.

15.	Taxation

Certain information about UK and US taxation issues in relation to the Demerger and the GSK Share Consolidation is set out in Part 6 (Taxation). The summary relates only to the position of certain categories of Shareholders and US Holders (as explained further in Part 6 (Taxation)), does not constitute tax advice and does not purport to be a complete analysis of all potential UK and US tax consequences of the Demerger. Any person who is in any doubt as to their tax position, or who is subject to tax in any jurisdiction other than the UK or the US, should consult their own professional adviser without delay.

16.	ADS Holders

Certain GSK Shares are traded in the United States in the form of GSK ADSs evidenced by ADRs. Each GSK ADS represents two GSK Shares. ADS Holders are encouraged to consult their own legal and tax advisers. For further information on arrangements in respect of ADS Holders, please refer to paragraph 8 of Part 7 (Additional Information).

17.	Overseas Shareholders

The implications of the Demerger for Overseas Shareholders may be affected by the laws of the jurisdiction in which they are resident or otherwise located. Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Demerger Dividend, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any taxes or levies due in such jurisdiction.

18.	General Meeting

You will find set out at the end of this document a notice convening a General Meeting of GSK to be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and electronically via the Lumi General Meeting website on Wednesday 6 July 2022 at 2.30 p.m. (the “Notice”). At the General Meeting, the following resolutions will be proposed:

1.	The Demerger Resolution

The Demerger Resolution, which is an ordinary resolution, is proposed to approve:

(A)

the Demerger because the Demerger qualifies as a “Class 1” transaction under the Listing Rules for GSK due to its size and an in specie distribution requires such approval under the Articles of Association; and

(B)	the GSK Share Consolidation (as described in paragraph 13 above).

The Demerger Resolution is subject to the approval of the Related Party Transactions Resolution described below.

2.	The Related Party Transactions Resolution

The Related Party Transactions Resolution, which is an ordinary resolution, is proposed to approve the certain arrangements between GSK, Haleon and Pfizer, as described in paragraph 7 of Part 7 (Additional Information), because Pfizer is a related party of GSK under the Listing Rules, meaning that the Related Party Transactions are conditional upon approval by Shareholders.

19.	Action to be taken

Your vote is important to us and you are encouraged to vote either in advance of the General Meeting or at the General Meeting. If you wish to vote in advance, you may appoint a proxy by completing and returning a Proxy Form. Alternatively, you may appoint a proxy electronically via www.shareview.co.uk, www.sharevote.co.uk or, if you hold your shares in CREST, via the CREST system. Notice of your appointment of a proxy should reach Equiniti as soon as possible and in any event by no later than 2.30 p.m. on Monday 4 July 2022.

Completion and return of the Proxy Form or the electronic appointment of a proxy will not prevent you from attending and voting at the General Meeting either in person or electronically if you wish to do so (and are so entitled).

Further details on proxy appointments and the actions to be taken are set out in the Notice at the end of this document.

Holders in the GSK CSN will need to complete the Form of Direction and return it to Equiniti Financial Services Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA to be received no later than 2.30 p.m. on Thursday 30 June 2022.

If you hold your shares through a bank, broker or nominee service, please contact your bank, broker or nominee service provider regarding the process and their deadline for appointing a proxy.

ADS Holders on the ADR Register may vote through the Depositary using the Voting Instruction Card which must be returned to the Depositary so as to be received by no later than 12 p.m. (New York City time) on Thursday 30 June 2022. Alternatively ADS Holders may vote electronically by following the instructions set out on the Voting Instruction Card.

20.	Recommendation

The GSK Board, which has been so advised by Citi, Goldman Sachs and BofA Securities acting in their capacity as joint sponsors, considers the terms of the Related Party Transactions to be fair and reasonable as far as Shareholders are concerned. In providing its advice to the GSK Board, the Joint Sponsors have taken into account the GSK Board’s commercial assessment of the Demerger, the GSK Share Consolidation and the Related Party Transactions.

The GSK Board considers that the Demerger, the GSK Share Consolidation and the Related Party Transactions are in the best interests of Shareholders as a whole. Accordingly, the GSK Board unanimously recommends that Shareholders vote in favour of the Resolutions to be proposed at the General Meeting, as each Director has undertaken to do in respect of his or her own beneficial shareholding (where a Director holds GSK Shares and/or GSK ADSs), amounting in aggregate to 3,352,127 GSK Shares, representing approximately 0.07 per cent. of the issued ordinary share capital of GSK (excluding ordinary shares held in treasury) as at the Latest Practicable Date.

Yours sincerely

Sir Jonathan Symonds CBE

Chair

GSK plc

PART 2

QUESTIONS AND ANSWERS ON THE DEMERGER AND SEPARATION

The following questions and answers have been prepared to help you understand what the Demerger and Separation involve. You should read the whole of this document (including the information incorporated by reference) and not rely solely on the questions and answers set out below.

1.	The Demerger and Separation

1.1	What is the Demerger and Separation?

The Demerger and Separation is the proposed separation of the Haleon Group from the GSK Group. This separation will be effected by the proposed demerger of the predominant part of GSK’s interest in the CH JV Group. The Demerger and Separation will result in two separately listed companies, each with its own distinct investment prospects.

1.2	Why is GSK proposing the Demerger and Separation?

At the time of the formation of the Haleon Group in 2019, GSK publicly indicated its intention to separate the Haleon Group from GSK within three years of closing the transaction.

The GSK Board believes that the Separation will create two independent companies with appropriate capital structures to support their future growth opportunities, investment requirements and capital allocation priorities. This will enable GSK to prioritise its growth ambitions through R&D to develop a pipeline focused on the science of the immune system, human genetics and advanced technologies, as well as commercial investment in Vaccines and Specialty Medicines.

For further information on the background to and reasons for the Demerger and Separation, please see paragraph 3 of Part I (Letter from the Chair).

1.3	Will there be any ongoing relationship between the Haleon Group and the Post-Demerger GSK Group?

Immediately upon completion of the Demerger and Separation, the Post-Demerger GSK Group will retain an up to 6 per cent. interest in the total issued share capital of Haleon as a short-term financial investment to be monetised in a timely manner.

GSK and Haleon will each operate as independent and separately listed companies. Each company has its own board of directors and will continue to do so following the Demerger and Separation.

There will be an ongoing relationship between the Post-Demerger GSK Group and the Haleon Group following the Demerger and Separation pursuant to the Novartis Contribution Agreement, the Pfizer Stock and Asset Purchase Agreement, the Pfizer SAPA Amendment Agreement, the Asset Transfer Framework Agreement, the Demerger Agreement, the Tax Covenant, the Separation Co-operation and Implementation Agreement, the Registration Rights Agreement, the Transition Services Agreement and the Manufacturing and Supply Agreements. These agreements are described in more detail in paragraph 14 of Part 7 (Additional Information). Some ordinary course arrangements will also remain in place between the Post-Demerger GSK Group and the Haleon Group following completion of the Demerger and Separation.

1.4	Will there be any ongoing relationship between the Haleon Group and the Pfizer Group?

Immediately upon completion of the Demerger and Separation, the Pfizer Group will retain a 32 per cent. interest in the total issued share capital of Haleon.

There will be an ongoing relationship between the Pfizer Group and the Haleon Group governed by the Pfizer Relationship Agreement, the principal purpose of which is to regulate the continuing relationship between Haleon and the Pfizer Group after Admission, including ensuring that Haleon is capable at all times of carrying on its business independently from Pfizer as a controlling shareholder (as defined in Appendix I to the Listing Rules) and any of Pfizer’s associates (as defined in Appendix I to the Listing Rules).

Pursuant to the Pfizer Relationship Agreement, Pfizer has undertaken that it shall (and shall, so far as it is legally able to do so, procure that its associates shall), among other things, not take any action which precludes Haleon or any member of the Haleon Group from carrying on an independent business as its main activity. In addition, Pfizer is granted the right to nominate two persons to be appointed to the Haleon Board as representative directors for so long as it and members of the Pfizer Group continue to hold 20 per cent. or more of the Haleon Shares in issue and a right to nominate one person to be appointed to the Haleon Board as a representative director for so long as it and members of the Pfizer Group continue to hold less than 20 per cent. but at least 10 per cent. of the Haleon Shares in issue. The Pfizer Relationship Agreement is described in more detail in paragraph 15.2 of Part 7 (Additional Information).

The ongoing relationship between the Haleon Group and the Pfizer Group will also be governed by the Pfizer Stock and Asset Purchase Agreement, the Pfizer SAPA Amendment Agreement, the Tax Covenant, the Separation Co-operation and Implementation Agreement and the Registration Rights Agreement. These agreements are described in more detail in paragraph 14 of Part 7 (Additional Information).

1.5	Will there be any ongoing relationship between the Post-Demerger GSK Group and the Pfizer Group?

Following Admission, both the Post-Demerger GSK Group and the Pfizer Group, as well as the SLPs, will retain interests in the share capital of Haleon. On or around the date of this document, GSK, Pfizer and the SLPs entered into the Orderly Marketing Agreement. The principal purpose of the Orderly Marketing Agreement is to regulate sales of Haleon Shares and ADSs in respect of such Haleon Shares by the parties after Admission. In addition, on or around the date of this document, GSK, Pfizer, the SLPs, Citi and Morgan Stanley entered into the Lock-up Deed. The Lock-up Deed has been entered into on customary terms and sets out the terms on which the Haleon Shares owned by GSK, Pfizer and the SLPs will be subject to lock-up restrictions from Admission. These arrangements are described in more detail in paragraph 14 of Part 7 (Additional Information).

There will also be an ongoing relationship between the Post-Demerger GSK Group and the Pfizer Group in respect of ViiV, a global specialist HIV company established in 2009. ViiV is 78.3 per cent. owned by GlaxoSmithKline Mercury Limited (which, following the Demerger, will remain part of the Post-Demerger GSK Group); 10.7 per cent. by PHIVCO Lux Sarl and 1 per cent. by PHIVCO Corp (which are both members of the Pfizer Group); and 10 per cent. by Shionogi Ltd.

1.6	How will the Demerger and Separation be implemented?

The Demerger and Separation are conditional upon, among other things, the passing of the Demerger Resolution and the Related Party Transactions Resolution at the General

Meeting, the receipt of certain mandatory governmental/regulatory approvals in India, Japan and South Korea and the approval of the Demerger Dividend by the GSK Board. Other conditions, which are contained in the Demerger Agreement, are set out in more detail in paragraph 14.6 of Part 7 (Additional Information). The Demerger Resolution is also subject to the approval of the Related Party Transactions Resolution. Both the Demerger Resolution and the Related Party Transactions Resolution will be proposed as ordinary resolutions which means that for them to be passed, more than half of the votes cast must be in favour of the resolutions.

Assuming the conditions are satisfied (or, where applicable, waived), the Demerger of the Haleon Group from the GSK Group will be effected by GSK declaring an interim dividend in specie to be satisfied by: (i) the transfer by GSK of the GSKCHH A Ordinary Shares to Haleon, in return for (ii) the issuance of Haleon Shares by Haleon to Shareholders who are registered on the GSK Share Register at the Shareholder Record Time on the basis of one Haleon Share for each GSK Share held by such Shareholders at the Shareholder Record Time, save that the number of Haleon Shares to be allotted and issued to each of the four initial shareholders of Haleon (each of whom is a Shareholder) will be reduced by the number of Haleon Shares already held by them at the Shareholder Record Time.

Following the Demerger, certain other proposed steps to rationalise the shareholding structure of Haleon (described in further detail in paragraph 12 of Part 1 (Letter from the Chair)) will be implemented.

The GSK Board unanimously recommends that Shareholders vote in favour of the Demerger Resolution. Notwithstanding this, it should be noted that GSK is entitled to decide not to proceed with the Demerger and Separation at any time prior to completion of the Demerger if circumstances change such that the GSK Board no longer considers that the Demerger would be in the best interests of Shareholders as a whole.

1.7	What is Admission?

Admission involves Haleon applying to the FCA for all of the Haleon Shares to be admitted to the premium listing segment of the Official List and to the LSE for all of the Haleon Shares to be admitted to trading on the LSE’s main market for listed securities.

An application has also been made to the NYSE for Haleon ADSs, each representing two Haleon Shares, to be admitted to listing and trading on the NYSE.

No application has been made by Haleon for admission of the Haleon Shares to trading on any other stock exchange (nor is it the current intention of Haleon to make any such application in the future).

1.8	What does this mean for me?

If you are a Qualifying Shareholder, you will be entitled to receive:

one Haleon Share for each GSK Share

you hold at the Shareholder Record Time.

If you are a Qualifying Shareholder, you will not need to take any further action after completion of the Demerger and Separation. You may, however, need to provide your bank or building society account details in order to receive any fractional entitlement arising from the GSK Share Consolidation. Further details can be found on page 18 in the section entitled ‘Electronic payments to Shareholders’.

Subject to the Demerger completing, you will receive the Haleon Shares to which you will be entitled. The settlement process for Haleon Shares whether held in either certificated form, via the Haleon CSN or through CREST, is explained in more detail in the answers to the questions at paragraphs 4.4 to 4.9 and 4.11 to 4.12 of this Part 2 (Questions and Answers on the Demerger and Separation).

If you are an ADS Holder, you will be entitled to receive:

one Haleon ADS for each GSK ADS

you hold at the ADS Holder Record Time.

If you are an ADS Holder at the ADS Holder Record Time, you will not need to take any further action in connection with the Demerger and Separation. Please note, however, that if you hold your GSK ADSs on the ADR Register in certificated form, you will need to take action following the GSK Share Consolidation. Further details are set out in paragraph 8.3 of Part 7 (Additional Information).

Following completion of the Demerger and Separation, all Shareholders will continue to own their Existing GSK Shares and all ADS Holders will continue to own their existing GSK ADSs, in each case, unless: (i) they sell or otherwise dispose of them in the usual course; or (ii) the circumstances set out below in respect of the GSK Share Consolidation apply.

If a Shareholder holds only one Existing GSK Share then, as a result of the GSK Share Consolidation, such Shareholder will not receive a New GSK Share and will no longer be a Shareholder of GSK. However, such Shareholders will instead receive a payment representing their fractional entitlement to a New GSK Share (and will have received one Haleon Share and therefore remain a Haleon Shareholder).

1.9	Are ADS Holders entitled to participate in the Demerger?

Pursuant to the Demerger, ADS Holders as at the ADS Holder Record Time will be entitled to receive Haleon ADSs. The distribution of Haleon ADSs is expected to occur on the ADS Distribution Date.

If you hold GSK ADSs as at the ADS Holder Record Time, you will not be required to take any action, pay any money, deliver any other consideration, or surrender any existing GSK ADSs to receive Haleon ADSs in connection with the Demerger. Please note, however, that if you hold your GSK ADSs on the ADR Register in certificated form, you will need to take action following the GSK Share Consolidation.

For further information on arrangements in respect of ADS Holders, please refer to paragraph 8 of Part 7 (Additional Information).

1.10	Will I have to pay any tax as a result of the Demerger and Separation?

A summary of certain UK and US tax consequences in respect of the Demerger and Separation relevant to Shareholders who are resident (or, in the case of individuals, resident and domiciled) in the UK for UK tax purposes or who are citizens of or resident in the US for US tax purposes is set out in Part 6 (Taxation).

The summary is intended as a guide only and Shareholders or ADS Holders who are in doubt about their tax position are strongly advised to contact an appropriate professional, independent adviser immediately.

Shareholders in jurisdictions outside of the UK or the US should consult with their own legal and tax advisers with respect to the tax consequences in their particular circumstances under the relevant legislation and regulations.

1.11	What is the expected timing of the Demerger and Separation?

It is expected that the Demerger and Separation will be completed, Admission will become effective and dealings in Haleon Shares will commence on the LSE’s main market for listed securities by no later than 8 a.m. on Monday 18 July 2022.

1.12	What will be the impact of the Demerger and Separation on GSK’s dividends?

The dividend policy for the Post-Demerger GSK Group is set out in full in paragraph 6.1 of Part 1 (Letter from the Chair).

1.13	Will my existing bank mandate instructions and DRIP elections on GSK Shares transfer to Haleon?

Please note that GSK and Haleon make all payments to Shareholders and Haleon Shareholders (as applicable) electronically. If you have not provided your bank or building society account details your entitlements will be retained in accordance with GSK’s Articles of Association and Haleon’s articles of association. The terms and conditions of the GSK CSN and Haleon CSN set out the terms under which entitlements are retained if you have not provided bank or building society details on your GSK CSN or Haleon CSN account.

Unless amended or revoked, all existing bank mandates and DRIP elections relating to the payment of dividends on GSK Shares given by Shareholders, which are in force at the Shareholder Record Time on the GSK Share Register or the GSK CSN, will be deemed from Admission to be an effective mandate or instruction in respect of the corresponding Haleon Shares (including Haleon Shares held in the Haleon CSN).

However, please note that following the completion of the Demerger and Separation, and up until the published close of election date for the first Haleon dividend, you will be able to cancel your Haleon DRIP election. You can do this by either updating your election choices via your Shareview portfolio account or contacting the Registrar. The terms and conditions of the Haleon DRIP are available at www.shareview.co.uk/info/drip and a copy can be requested to be posted to you by calling the Equiniti helpline number for Haleon Shareholders on +44 (0) 371 384 2227.

If you do not have a dividend mandate in place you will be sent a bank mandate form to complete along with your Proxy Form or Form of Direction. This is required to ensure that the Registrar (or Equiniti FS for GSK Shares held in the GSK CSN and Haleon Shares held in the Haleon CSN) can pay any fractional entitlement due as a result of the GSK Share Consolidation as well as any outstanding GSK dividend payments and any future GSK and/or Haleon dividend payments. These forms should be returned to the Registrar in the pre-paid envelope provided by Thursday 30 June 2022 to ensure any fractional entitlement or payment is paid electronically. Alternatively if you are registered for Shareview, you can review, add or amend bank mandate details online via Shareview at www.shareview.co.uk/login.

1.14	What is the GSK Share Consolidation?

Following the Separation, it is expected that, after 8 p.m. on Monday 18 July 2022, GSK will consolidate its existing share capital to reduce the number of GSK Shares in issue.

Reducing the number of shares will increase the price of a GSK Share so that there will be general comparability between GSK’s share price before and after the Separation (subject to interim market movements). The GSK Share Consolidation is also designed to preserve (as far as reasonably possible) the value of options and awards granted under the GSK Executive Schemes and GSK UK Sharesave, thereby avoiding the need for any specific adjustments to the numbers and/or exercise price of options and awards under those schemes.

The ratio for the GSK Share Consolidation cannot be fixed at this time as it is dependent on fluctuations in the volume and price of trading of the GSK Shares in the VWAP Period. The ratio for the GSK Share Consolidation and the number of New GSK Shares (or part thereof) that each Shareholder will be issued with and receive for each Existing GSK Share held at the Share Consolidation Record Time will be determined by the Directors who will take into account the relative value of the GSK Shares pre-and post-Separation by dividing: (i) the VWAP of a GSK Share in the VWAP Period (derived as the Directors may determine); by (ii) the closing price on the LSE of a GSK Share on Friday 15 July 2022. In reaching their determination, the Directors may make such adjustments to this calculation as they may agree to avoid an overly complex ratio, fractional entitlements that may arise following the consolidation or other matters or problems that may result from such consolidation (or consolidation and sub-division). This will allow the Directors to achieve a ratio which, in their judgement, is the most appropriate to seek to maintain broad comparability between GSK’s share price before the Demerger and Separation and after the GSK Share Consolidation.

The GSK Share Consolidation will only be undertaken if the VWAP of a GSK Share in the VWAP Period is lower than the closing price on the LSE of a GSK Share on Friday 15 July 2022.

The proportion of the issued ordinary share capital of GSK held by each Shareholder following the GSK Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each New GSK Share will carry the same rights that attach to Existing GSK Shares at the time of the payment of the Demerger Dividend and all New GSK Shares will rank pari passu in all respects.

The GSK Share Consolidation will require the approval of Shareholders at the General Meeting. The GSK Consolidation is also conditional on approval of the Related Party Transactions Resolution and the Demerger Dividend being paid.

1.15	Why is GSK undertaking the GSK Share Consolidation?

The purpose of the GSK Share Consolidation is to maintain general comparability between GSK’s share price before and after the Separation (subject to interim market movements), and to preserve (as far as reasonably possible) the value of options and awards granted under the GSK Executive Schemes and GSK UK Sharesave, thereby avoiding the need for any specific adjustments to the numbers and/or exercise price of options and awards under those schemes.

1.16	What will happen to fractional entitlements resulting from the GSK Share Consolidation?

Fractional entitlements may arise as a result of the GSK Share Consolidation. Individual fractional entitlements to the New GSK Shares will be aggregated and the resulting New GSK Shares sold in the open market, as soon as practicable, at the best price reasonably obtainable, and the net proceeds will be paid to each relevant Shareholder according to his or her entitlement.

Please note that if a Shareholder holds only one Existing GSK Share then, as a result of the GSK Share Consolidation, such Shareholder will not receive a New GSK Share and will no longer be a Shareholder. However, such Shareholders will receive a payment representing their fractional entitlement to a New GSK Share (and will have received one Haleon Share and therefore remain a Haleon Shareholder).

Proceeds are expected to be paid to Shareholders electronically utilising existing dividend bank mandates or by crediting individual CREST accounts in the week commencing Monday 1 August 2022.

If you do not have a dividend mandate in place you will be sent a bank mandate form to complete along with your Proxy Form or Form of Direction. This is to ensure that the Registrar or Equiniti FS (for GSK Shares held in the GSK CSN and Haleon Shares held in the Haleon CSN) can pay any fractional entitlement as a result of the GSK Share Consolidation as well as any outstanding GSK dividend payments and any future GSK and/or Haleon dividend payments. These forms should be returned to Equiniti in the pre-paid envelope provided by Thursday 30 June 2022 to ensure any fractional entitlement and dividends are paid electronically. Alternatively, if you are registered for Shareview, you can review, add or amend bank mandate details online via Shareview at www.shareview.co.uk/login.

1.17	How will ADS Holders be affected by the GSK Share Consolidation?

A summary of the impact of the GSK Share Consolidation on ADS Holders is set out in paragraph 8.3 of Part 7 (Additional Information).

2.	Voting and eligibility

2.1	Why am I being sent this document?

Due to its size, the Demerger qualifies as a “Class 1” transaction under the Listing Rules and so requires the approval of Shareholders at the General Meeting. Certain arrangements proposed to be entered into in connection with the Demerger between GSK, Pfizer and Haleon qualify as related party transactions under the Listing Rules and so also require the approval of Shareholders at the General Meeting. In addition, the proposed GSK Share Consolidation, in accordance with the Companies Act, requires the approval of Shareholders at the General Meeting.

This document, referred to as the Circular, contains information to assist you in your voting decision.

The General Meeting is to be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and electronically via the Lumi General Meeting website on Wednesday 6 July 2022 at 2.30 p.m. and the Notice of General Meeting is set out at the end of this document.

2.2	Who is eligible to vote at the General Meeting?

Shareholders

Shareholders recorded on the GSK Share Register at the Shareholder Voting Record Time will be eligible to vote at the General Meeting.

An explanation of how GSK CSN holders can vote is set out in the answer to the question at paragraph 2.6 of this Part 2 (Questions and Answers on the Demerger and Separation).

If you hold GSK Shares via a bank, broker or nominee you should contact your respective bank, broker or nominee service provider for further information on your eligibility, method for voting and the last time for submission of your instructions.

ADS Holders

ADS Holders on the ADR Register at the ADS Holder Voting Record Time will be eligible to vote at the General Meeting.

An explanation of how ADS Holders can vote is set out in the answer to the question at paragraph 2.7 of this Part 2 (Questions and Answers on the Demerger and Separation).

If you hold GSK ADSs with a bank, broker or nominee you should contact your bank, broker or nominee service provider for information on how to vote your GSK ADSs. In certain circumstances you may be able to participate in the General Meeting.

2.3	How many resolutions will be proposed at the General Meeting?

Two resolutions will be proposed at the General Meeting: (i) the Demerger Resolution; and (ii) the Related Party Transactions Resolution. The Demerger Resolution relates to both the Demerger and the GSK Share Consolidation, and is subject to the approval of the Related Party Transactions Resolution.

Each resolution will be proposed as an ordinary resolution, which means that for each one to be passed, more than half of the votes cast must be in favour of the resolution. The full text of the Resolutions can be found in the Notice of General Meeting on page 157.

2.4	How does the GSK Board recommend I vote on the Resolutions?

The GSK Board unanimously recommends that you vote in favour of the Resolutions to be considered at the General Meeting.

Each Director intends to vote all their beneficial holdings in GSK Shares and/or GSK ADSs in favour of the Resolutions.

2.5	How do I vote?

Shareholders may vote in person at the General Meeting, electronically through the Lumi General Meeting website or they may appoint another person as their proxy to attend, speak and vote in their place. A proxy need not be a Shareholder. Shareholders may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to different GSK Shares held by that Shareholder.

Full instructions on how to vote at the General Meeting (including how to vote through the Lumi General Meeting website) are set out in the Notice of General Meeting at the end of this document.

To appoint a proxy you may:

•	complete a Proxy Form which should be returned to Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6DA;

•

if you have a Shareview portfolio, register your vote electronically by visiting www.shareview.co.uk and log onto your portfolio using your Username/ID, date of birth and password. Once logged in, click on “View” on the “My Investments” page, then click on the link to vote and follow the on screen instructions; or

•

register the appointment of your proxy electronically by logging onto www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number (SRN), which are all printed on your Proxy Form and you should follow the instructions provided.

Proxy Forms and electronic proxy appointments must be received by Equiniti by no later than 2.30 p.m. on Monday 4 July 2022.

If you hold your GSK Shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual so that it is received by Equiniti (under CREST Participant ID RA19) no later than 2.30 p.m. on Monday 4 July 2022.

Completion and return of the Proxy Form, an electronic proxy or the appointment of proxies through CREST will not preclude a Shareholder from attending and voting at the General Meeting either in person or electronically.

If you hold your GSK Shares through a bank, broker or nominee service, you should contact your bank, broker or nominee service provider regarding the process and their deadline for appointing a proxy.

If you wish to attend and vote at the General Meeting, please refer to the question at paragraph 3.2 below for further information.

2.6	I am a shareholder in the GSK CSN, how do I vote?

Participants in the GSK CSN service may exercise their votes through the Registrar, Equiniti, by using the Form of Direction, which should be completed and returned directly to Equiniti at Equiniti Financial Services Limited, Aspect House, Spencer Road, Lancing, BN99 6DA.

Alternatively:

•

if you have a Shareview portfolio, you can register your vote electronically by visiting www.shareview.co.uk and log onto your portfolio using your Username/ID, date of birth and password. Once logged in, click on “View” on the “My Investments” page, then click on the link to vote and follow the on screen instructions; or

•

you can register your vote electronically by logging onto www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number (SRN), which are all printed on your Form of Direction and you should follow the instructions provided.

Forms of Direction and electronic voting instructions must be received by Equiniti by no later than 2.30 p.m. on Thursday 30 June 2022.

2.7	Can I vote if I hold GSK ADSs?

If you are an ADS Holder on the ADR Register as at the ADS Holder Voting Record Time you will receive a Voting Instruction Card from the Depositary which will enable you to instruct the Depositary on how to vote on your behalf at the General Meeting in respect of the GSK Shares represented by your GSK ADSs. You are encouraged to complete and sign the Voting Instruction Card and return it to the Depositary as soon as possible and by no later than 12 p.m. New York City time on Thursday 30 June 2022. Alternatively you may vote electronically by following the instructions set out on the Voting Instruction Card.

Please note, however, that ADS Holders attending the General Meeting will not be able to vote again or change their vote at the General Meeting if they have submitted a Voting Instruction Card. The return of a completed Voting Instruction Card will not prevent ADS Holders on the ADR Register from participating in the General Meeting but if they vote in advance they will not be able to vote again or change their vote at the General Meeting. Any ADS Holder wishing to vote at the General Meeting should not return a completed Voting Instruction Card in advance.

Details of how to participate in and/or vote at the meeting electronically can be found in the GSK ADS Holder General Meeting Guide.

Please note that if you hold GSK ADSs with a bank, broker or nominee service provider you should contact your bank, broker or nominee service provider for information on how to vote your GSK ADSs. In certain circumstances you may be able to participate in the General Meeting.

If you wish to attend and vote at the General Meeting, please refer to question 3.4 below for further information.

2.8	What will happen if the Demerger Resolution is not approved by Shareholders?

If the Demerger Resolution is not approved by Shareholders, the Haleon Group will not separate from the GSK Group and will continue to form part of the GSK Group. As long as the Haleon Group remains a part of the GSK Group, GSK Shares will also represent an interest in the Haleon Group, as they do today. Furthermore, the GSK Share Consolidation will not occur.

If the Demerger and Separation does not proceed, the potential benefits of the Demerger and Separation will not be realised and there may be an adverse impact on the reputation of the GSK Group and on the external perception of its ability to implement large-scale projects successfully. Any such reputational risk could adversely affect the GSK Group’s business, financial condition and operating results. This is considered in more detail in paragraph 1.1 of Part 3 (Risk Factors).

2.9	Who is eligible to participate in the Demerger?

Shareholders recorded on the GSK Share Register or in the GSK CSN on the Shareholder Record Time will be Qualifying Shareholders who are able to participate in the Demerger.

ADS Holders recorded on the ADR Register on the ADS Holder Record Time will be able to participate in the Demerger.

2.10	Can I receive cash instead of Haleon Shares or Haleon ADSs as a result of the Demerger?

The Demerger Dividend is not a cash dividend and a cash alternative is not available.

Shareholders

All Qualifying Shareholders will be entitled to receive one Haleon Share for each GSK Share they hold at the Shareholder Record Time.

Please note that fractional entitlements may arise as a result of the GSK Share Consolidation. Individual fractional entitlements to the New GSK Shares will be aggregated and the resulting New GSK Shares sold in the open market, as soon as practicable, at the best price reasonably obtainable, and the net proceeds will be paid to each relevant Shareholder according to his or her entitlement.

ADS Holders

If you are an ADS Holder at the ADS Holder Record Time, you will be entitled to receive one Haleon ADS for each GSK ADS you hold at the ADS Holder Record Time.

Please note that fractional entitlements may arise as a result of the Demerger and GSK Share Consolidation. Fractions of new GSK ADSs and Haleon ADSs will not be issued to ADS Holders. All fractions to which holders would otherwise have been entitled will be aggregated and sold in the market by the Depositary as soon as administratively feasible after the Demerger and GSK Share Consolidation becomes effective and the net proceeds of sale will be paid to ADS Holders entitled thereto.

2.11	Will I receive a prospectus relating to Haleon?

An electronic copy of the Prospectus is available online at www.haleon.com. The Prospectus is available to view in printed form, free of charge, during normal business hours on any weekday (Saturdays, Sundays and public holidays in England and Wales excepted) for a period of 28 days from the date of its publication at the registered office of GSK at 980 Great West Road, Brentford, Brentford, Middlesex TW8 9GS. If you would like to receive a printed copy of the Prospectus by post please email company.secretary@gsk.com giving your name and address.

2.12	What should I do if I need help filling in the Proxy Form, Form of Direction or Voting Instruction Card or if I am voting online?

Shareholders

Shareholders should call the helpline operated by Equiniti which is available on +44 (0) 800 917 0937. The helpline will be available from 8.30 a.m. to 5.30 p.m. Monday to Friday (UK time) (except public holidays in England and Wales) and will remain open until Friday 12 August 2022. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

Alternatively Shareholders can go to https://www.shareview.co.uk/clients/gskshareholder for copies of relevant documents, frequently asked questions and other useful information.

ADS Holders

ADS Holders on the ADR Register may refer queries relating to their accounts to the Depositary on +1 877 353 1154 (from inside the US) or +1 651 453 2128 (from outside the US) and the website log-in at www.shareowneronline.com.

Please note that the helpline operators will not provide advice on the merits of the Demerger and Separation or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

3.	General Meeting

3.1	When and where is the General Meeting being held?

The General Meeting will be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and electronically via the Lumi General Meeting website on Wednesday 6 July 2022 at 2.30 p.m. Shareholders will be able to participate in the General Meeting in person or electronically.

The Notice of General Meeting is set out at the end of this document.

3.2	Can I attend the General Meeting?

Shareholders must be entered on GSK Share Register at 6.30 p.m. (UK time) on Monday 4 July 2022, or, in the event of an adjournment, 6.30 p.m. on the date which is two business days before the time of the adjourned meeting, to be entitled to attend and vote at the General Meeting.

3.3	As a GSK CSN holder, can I attend the General Meeting?

Shareholders in the GSK CSN wishing to attend the General Meeting in person should contact Equiniti on +44 (0) 800 917 0937 to obtain a letter of representation confirming their eligibility to attend. The helpline will be available from 8.30 a.m. to 5.30 p.m. Monday to Friday (UK time) (except public holidays in England and Wales) and will remain open until Friday 12 August 2022. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

Alternatively Shareholders in the GSK CSN wishing to join the General Meeting electronically should log in to the Lumi General Meeting website using the Meeting ID, Shareholder Reference Number (SRN) and PIN provided on their Form of Direction.

3.4	As an ADS Holder, can I attend the General Meeting?

ADS Holders on the ADR Register as at the ADS Holder Voting Record Time may join and participate in the General Meeting electronically via the Lumi General Meeting website or in person. See paragraph 8.1 of Part 7 (Additional Information) below for details on how to do this.

4.	GSK Shares and Haleon Shares

4.1	What will happen to my GSK Shares following the Demerger and Separation?

The number of GSK Shares you hold will not change as a result of the Demerger and Separation. Following the Demerger and Separation, the GSK Shares will retain their premium listing on the Official List and will continue to be traded on the main market for listed securities of the LSE. The GSK Shares will also maintain their secondary listing on the NYSE (in the form of the GSK ADSs representing GSK Shares on the GSK Share Register).

If your existing GSK Shares are currently held in the GSK CSN you will be auto enrolled in the new Haleon CSN for your new Haleon Shares. All bank mandates, DRIP elections and other instructions, including communication preferences given to GSK by Shareholders and in force at the Shareholder Record Time, will be carried across. The terms and conditions of the Haleon CSN can be found at www.shareview.co.uk/info/CSN.

However, please note that following the completion of the Demerger and Separation, and up until the published close of election date for the first Haleon dividend, you will be able to cancel your Haleon DRIP election. You can do this by either updating your election choices via your Shareview portfolio account or contacting the Registrar. The terms and conditions of the Haleon DRIP are available at www.shareview.co.uk/info/drip and a copy can be requested to be posted to you by calling the Equiniti helpline number for Haleon Shareholders on +44 (0) 371 384 2227.

From Admission, GSK’s share price is expected to fall to reflect the Demerger and the value of the Haleon Business being demerged. Please refer to the question at paragraph 4.3 below for information on the proposed GSK Share Consolidation.

4.2	Where will Haleon Shares be listed following Admission?

Following Admission, Haleon Shares will have a premium listing on the Official List and will be admitted to trading on the main market for listed securities of the LSE with the ISIN GB00BMX86B70. They will also be listed in the form of ADSs on the NYSE. They will not be listed by Haleon on any other exchanges on Admission.

4.3	What will the price of GSK Shares and Haleon Shares be following the Demerger and Separation?

There is no certainty as to the price of GSK Shares or Haleon Shares following the Demerger and Separation. The price at which GSK Shares and Haleon Shares may be quoted, and the price which investors may realise for such shares, will be influenced by a large number of factors. Some of these may be specific to either the Post-Demerger GSK Group or the Haleon Group and their respective operations, and others may affect the industries in which they operate, other comparable companies or publicly traded companies as a whole.

The price of the GSK Shares is expected to fall immediately following the Separation, reflecting the Separation of the Haleon Business from GSK. Shareholders will have received Haleon shares and will own Haleon directly through those shares, rather than as part of GSK. Under the GSK Share Consolidation, it is proposed that GSK will consolidate its existing share capital to reduce the number of GSK Shares in issue. Reducing the number of shares will increase the price of a GSK Share so that there will be general comparability between GSK’s share price before and after the Separation (subject to interim market movements). However, this outcome cannot be guaranteed as there is no certainty that the price of GSK Shares will not be impacted by market or other conditions immediately prevailing after the GSK Share Consolidation.

4.4	Can Haleon Shares be held in CREST?

Haleon’s articles of association permit the holding of Haleon Shares in CREST. Haleon will apply for its shares to be enabled in CREST with effect immediately upon Admission. It is expected that CREST accounts for Qualifying Shareholders will be credited in respect of Haleon Shares in uncertificated form shortly after Admission on Monday 18 July 2022.

4.5	Will I be able to get a share certificate in respect of my Haleon Shares?

Haleon Shares will be capable of being held in certificated or uncertificated form.

Share certificates for Haleon Shares will be issued to those Shareholders who currently hold their GSK Shares in certificated form. No share certificates will be issued in respect of Haleon Shares in uncertificated form. If any such Haleon Shares are converted to be held in certificated form, share certificates will be issued in respect of those Haleon Shares in accordance with applicable legislation.

4.6	When can I expect to receive a Haleon Share certificate if I currently hold GSK Shares in certificated form?

It is expected that definitive certificates in respect of Haleon Shares will be posted to entitled holders of Haleon Shares (who hold their shares in certificated form) at their registered addresses on the GSK Share Register by Monday 1 August 2022 (subject to the timing of the Capital Reduction).

Temporary documents of title will not be issued. Pending despatch of the certificates, transfers of Haleon Shares will be certified against the Haleon Share Register.

4.7	How soon can I trade Haleon Shares following the Demerger?

If your Haleon Shares are held in the Haleon CSN, you will be able to trade your Haleon Shares through Equiniti FS via its Shareview Dealing service from 8 a.m. on Monday 18 July 2022 when dealings in Haleon Shares commence on the LSE. Your sale proceeds will be issued to you within two business days of the trade date.

If your Haleon Shares are held in certificated form, the Registrar will despatch your share certificate for Haleon Shares by Monday 1 August 2022. If you wish to sell your Haleon Shares before you receive your share certificate, you can do this from 8 a.m. on Monday 18 July 2022 through Equiniti FS via its Shareview Dealing service either online via https://www.shareview.co.uk/Dealing or by telephone on +44 (0)3456 037 037. If you are registered for Shareview, you can sell your Haleon Shares via www.shareview.co.uk/login. Following the sale, Equiniti FS will send you a contract note and transfer form. You will need to complete and return your transfer form, together with your share certificate once received, to Equiniti FS. Following receipt of your completed transfer form and share certificate, Equiniti FS will issue your sale proceeds to you. For more information on dealing through Shareview Dealing, including information on fees, please go to https://www.shareview.co.uk/Dealing or call +44 (0)3456 037 037.

Alternatively, you may be able to sell your Haleon Shares before you receive your share certificate through a bank or broker depending on their requirements.

4.8	How soon can I trade New GSK Shares following the GSK Share Consolidation

If your New GSK Shares are held in the GSK CSN, you will be able to trade your New GSK Shares through Equiniti FS via its Shareview Dealing service from 8 a.m. on Tuesday 19 July 2022 when dealings in New GSK Shares commence on the LSE. Your sale proceeds will be issued to you within two business days of the trade date.

If your New GSK Shares are held in certificated form, the Registrar will despatch your share certificate for New GSK Shares by Monday 1 August 2022. If you wish to sell your New GSK Shares before you receive your share certificate, you can do this from 8 a.m.

on Tuesday 19 July 2022 through the Equiniti FS via its Shareview Dealing service either online via https://www.shareview.co.uk/Dealing or by telephone on +44 (0)3456 037 037. If you are registered for Shareview, you can sell your New GSK Shares via www.shareview.co.uk/login. Following the sale, Equiniti FS will send you a contract note and transfer form. You will need to complete and return your transfer form, together with your share certificate once received, to Equiniti FS. Following receipt of your completed transfer form and share certificate, Equiniti FS will issue your sale proceeds to you. For more information on dealing through Shareview Dealing, including information on fees, please go to https://www.shareview.co.uk/Dealing or call +44 (0)3456 037 037.

Alternatively, you may be able to sell your New GSK Shares before you receive your share certificate through a bank or broker depending on their requirements.

4.9	How can I give my bank details for electronic payment?

If you do not have a dividend mandate in place you will be sent a bank mandate form to complete along with your Proxy Form or Form of Direction. This is required to ensure the Registrar or Equiniti FS (for GSK Shares held in the GSK CSN and Haleon Shares held in the Haleon CSN) can pay any fractional entitlement as a result of this transaction as well as any outstanding GSK dividend payments and any future GSK and/or Haleon dividend payments. These forms should be returned to Equiniti in the pre-paid envelope provided by Thursday 30 June 2022 to ensure any fractional entitlement and dividends are paid electronically. Alternatively, if you are registered for Shareview you can review, add or amend bank mandate details online at www.shareview.co.uk/login.

4.10	Who is the registrar for Haleon?

Haleon’s registrar will be Equiniti from Admission and commencement of dealings of the Haleon Shares on the LSE.

4.11	I hold my GSK Shares in the GSK CSN, how will I receive my Haleon Shares?

If you hold your GSK Shares through the GSK CSN provided by Equiniti FS, your Haleon Shares will be issued to Equiniti FS to be held on your behalf in the new Haleon CSN. This will be provided by Equiniti FS under the Haleon CSN terms and conditions which can be found at www.shareview.co.uk/info/CSN. If you have not registered for a Shareview Portfolio, or you have requested paper CSN statements, a Haleon CSN statement will be issued to you to confirm your holding of Haleon Shares held in the Haleon CSN by Monday 1 August 2022. CSN statements will be made available electronically via Equiniti’s Shareview Portfolio and if you registered for Shareview Portfolio an email will be sent to you to let you know when this is available.

Please note that all bank mandates, DRIP elections and other instructions, including communication preferences given to Equiniti FS by Shareholders in the GSK CSN and in force at the Shareholder Record Time, shall be carried across to the Haleon CSN.

However, please also note that following the completion of the Demerger and Separation, and up until the published close of election date for the first Haleon dividend, you will be able to cancel your Haleon DRIP election. You can do this by either updating your election choices via your Shareview portfolio account or contacting the Registrar. The terms and conditions of the Haleon DRIP are available at www.shareview.co.uk/info/drip and a copy can be requested to be posted to you by calling the Equiniti helpline number for Haleon Shareholders on +44 (0) 371 384 2227.

4.12	If I hold GSK Shares in certificated form will I receive a new share certificate for my New GSK Shares following the Share Consolidation?

Share certificates for New GSK Shares will be despatched to those Shareholders who hold their GSK Shares in certificated form by Monday 1 August 2022.

Shareholders who do not hold their GSK Shares in certificated form will not be issued with a share certificate for New GSK Shares.

5.	Further questions?

Shareholders

If you have any additional questions in relation to this document or the Demerger and Separation, please contact Equiniti on +44 (0) 800 917 0937 from 8.30 a.m. to 5.30 p.m. Monday to Friday (UK time) (except public holidays in England and Wales). This helpline will remain open until Friday 12 August 2022. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes. Alternatively shareholders can go to https://www.shareview.co.uk/clients/gskshareholder for copies of relevant documents, frequently asked questions and other useful information.

If you hold GSK Shares via a bank, broker or nominee you should contact your respective bank, broker or nominee service provider for further information.

ADS Holders

ADS Holders on the ADR Register may refer queries relating to their accounts to the Depositary. The telephone number is +1 877 353 1154 (from inside the US) or +1 651 453 2128 (from outside the US) or via the website at www.shareowneronline.com.

If you hold GSK ADSs with a bank, broker or nominee you should contact your bank, broker or nominee service provider for further information.

The helpline operators will not provide advice on the merits of the Demerger and Separation or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

For further information, please visit GSK’s website at www.gsk.com.

PART 3

RISK FACTORS

This section addresses the existing and future material risks that relate to, or are impacted by, the Demerger and Separation. The risks below are not the only ones that the Post-Demerger GSK Group and the Haleon Group will face. Some risks are not yet known and some that are not currently deemed material could later turn out to be material. All of these risks could materially affect the income, earnings, net assets, liquidity and capital resources, as well as the trading value of the shares, of the Post-Demerger GSK Group and/or the Haleon Group. Shareholders should read this section in conjunction with the rest of this document.

1.	Risks to the Demerger and Separation

1.1	Completion of the Demerger and Separation is subject to conditions which may not be satisfied or waived

The Demerger and Separation are subject to a number of conditions, including the passing of the Demerger Resolution and the Related Party Transactions Resolution by Shareholders at the General Meeting, the receipt of certain mandatory governmental/regulatory approvals in India, Japan and South Korea and the approval of the Demerger Dividend by the GSK Board, as set out in the Demerger Agreement, a summary of which is set out in paragraph 14.6 of Part 7 (Additional Information). There can be no assurance that any or all of these conditions will be satisfied or, where relevant, waived. If any condition is not satisfied or waived, the Demerger and Separation will not complete.

Failure to complete the Demerger and Separation would result in the potential benefits of the Demerger and Separation not being realised and may have an adverse effect on the reputation of the GSK Group and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the Demerger and Separation is due to factors outside the control of the GSK Group.

In addition, if Completion does not occur, the Haleon Group will remain part of the GSK Group, which may: (i) result in a delay in the execution of the strategic objectives of the GSK Group and the Haleon Group; (ii) have a disruptive effect on management and employees of the GSK Group and/or the Haleon Group; or (iii) prevent the anticipated benefits and opportunities that the Directors believe will result from the Demerger and Separation from being realised. There are also costs associated with the implementation of the Demerger and Separation which will still be payable if the Demerger and Separation does not proceed.

The aggregate consequences of a failure to complete the Demerger and Separation could have a material impact on the business, financial condition, results of operations and/or prospects of the GSK Group.

1.2	Completion of the Demerger and Separation is subject to further approval by the GSK Board

Notwithstanding that, as at the date of this document, it supports the Demerger and Separation and unanimously recommends that Shareholders vote in favour of the Demerger Resolution, the GSK Board is entitled to decide not to proceed with the Demerger and Separation at any time prior to Completion. Therefore, the Demerger and Separation will not complete if circumstances change such that the GSK Board no longer considers that the Demerger and Separation would be in the best interests of Shareholders as a whole. Such circumstances could include a material adverse change in general market conditions or the specific conditions in the markets in which the GSK Group operates.

As explained in paragraph 1.1 of this Part 3 (Risk Factors), a failure to complete the Demerger and Separation could have a material impact on the business, financial condition, results of operations and/or prospects of the GSK Group.

2.	Risks relating to both the Post-Demerger GSK Group and the Haleon Group as a result of the Demerger and Separation

2.1

The Post-Demerger GSK Group and/or the Haleon Group may fail to realise any or all of the anticipated benefits of the Demerger and Separation, and each could fail to meet the challenges involved in operating as a standalone business

The realisation of the anticipated benefits of the Demerger and Separation is subject to a number of factors, including many which are outside the control of the Post-Demerger GSK Group and the Haleon Group. There can be no guarantee that the anticipated benefits of the Demerger and Separation will be realised in full or in part, or as to the timing of when any such benefits may be realised. In addition, even if the anticipated benefits of the Demerger and Separation are realised, the market price of the GSK Shares and/or Haleon Shares may not reflect such benefits.

The Post-Demerger GSK Group and the Haleon Group will each face a number of challenges relating to the implementation of the Demerger and Separation and operating as a standalone business. There may be adverse financial, operational, regulatory, consumer, patient and reputational implications if either fails (either wholly or in part) to meet these challenges. Such adverse implications could impact on the ordinary course business of either the Post-Demerger GSK Group or the Haleon Group and, consequently, its financial condition, results of operations and/or prospects.

2.2	The market price of the GSK Shares and the Haleon Shares may go down as well as up

Shareholders should be aware that the value of an investment in the Post-Demerger GSK Group and in the Haleon Group may go down as well as up and can be volatile. The price at which GSK Shares and Haleon Shares may be quoted and the price which investors may realise for their GSK Shares and Haleon Shares will be influenced by a large number of factors, some of which may be specific to the Post-Demerger GSK Group or the Haleon Group and their respective operations, and some which may affect their respective industries and markets in which they operate, other comparable companies and/or publicly traded companies as a whole.

Such factors may include the sentiments of investors in relation to the Demerger and Separation; the actual or anticipated fluctuations in the financial performance of the Post-Demerger GSK Group, the Haleon Group and their respective competitors; market fluctuations and general economic conditions; technological development; the impact of the COVID-19 pandemic; geopolitical events, including the effects of the Russian invasion of Ukraine; and legislative or regulatory changes affecting the respective industries of the Post-Demerger GSK Group and the Haleon Group or consumers more generally. Together with other factors, these could lead to the market price of GSK Shares and/or Haleon Shares going up or down.

In addition, following Admission of the Haleon Shares, there may be a period of relatively high-volume trading in the Haleon Shares as the shareholder register of Haleon finds its natural composition. For example, the Haleon Shares may become less attractive to certain classes of investors. The Directors are unable to predict whether substantial amounts of the Haleon Shares and/or GSK Shares will be sold in the open market following Admission. Sales of a substantial number of the Haleon Shares and/or GSK

Shares in the public market after Admission, or the perception that these sales might occur, could also depress the market price of the Haleon Shares and/or the GSK Shares.

2.3

The GSK Group and the Haleon Group have mutual indemnification obligations, which could be significant and have a material adverse impact on the financial condition, results of operations and/or prospects of the indemnifying party

GSK, Pfizer and CH JVCo, entered into the Pfizer SAPA on 19 December 2018 pursuant to which GSK, Pfizer and CH JVCo agreed to form a new global consumer healthcare joint venture. Among other provisions of the Pfizer SAPA, as amended from time to time, including by the Pfizer SAPA Amendment Agreement, CH JVCo is required to indemnify the GSK Group and the Pfizer Group in respect of Purchaser Liabilities and Assumed Liabilities. Haleon is also required to guarantee such indemnity obligations of CH JVCo. In addition, GSK and Pfizer each agreed to indemnify each other and the Haleon Group in respect of losses (other than losses relating to tax, which are subject to a separate regime) relating to certain liabilities that the parties agreed would be retained by the GSK Group or the Pfizer Group, respectively, relating to, among other things: (i) the assets that were excluded from the GSK Contributed CH Business or the Pfizer Contributed CH Business respectively; (ii) liabilities under any pension or other employee benefit plans not sponsored by GSKCHH or another member of the Haleon Group, subject to certain exceptions; and (iii) certain liabilities arising from any third party claim in respect of products containing talc or asbestos distributed or sold by the GSK Group or the Pfizer Group at any time before 31 July 2019.

Pursuant to certain other agreements entered into between the GSK Group and the Haleon Group in connection with Separation, including the Asset Transfer Framework Agreement, the GSK Group and the Haleon Group have provided certain cross indemnities in relation to certain businesses, assets, liabilities and employees transferring from the GSK Group to the Haleon Group, as well as from the Haleon Group to the GSK Group. For example, these include certain manufacturing sites in Argentina and Brazil to be transferred from the GSK Group to the Haleon Group following Separation. Among other requirements, CH JVCo is required to indemnify GSK in respect of losses resulting from or arising out of past, present or future ownership, operation, use or conduct of certain aspects of such assets and/or businesses transferring from the GSK Group to the Haleon Group. GSK is also required to provide certain customary indemnities to CH JVCo in respect of liabilities retained by the GSK Group and breach of any of its covenants, agreements and/or warranties.

In addition, on or around the date of this document, GSK, Pfizer, Haleon, CH JVCo and GSKCHH entered into the Tax Covenant, which is to be effective from the time of the Demerger. The Tax Covenant contains certain indemnities (subject to certain financial and other limitations) in respect of taxation given from GSK and Pfizer to Haleon (and vice versa).

Such indemnities will survive completion of the Demerger and Separation. If any amounts payable under the indemnities are substantial, this could have a material adverse effect on the financial condition, results of operations and/or prospects of the relevant indemnifying party.

2.4	If the Demerger does not qualify for its intended US tax treatment, US Holders of GSK Shares and/or GSK ADSs could be subject to tax in connection with the receipt of Haleon Shares and/or Haleon ADSs.

The rules for determining whether a distribution such as the Demerger qualifies for tax-free treatment for US federal income tax purposes are complex and depend on all the relevant facts and circumstances. GSK intends for the Demerger to qualify as a tax-free reorganisation under sections 368(a)(1)(D) and 355 of the US Internal Revenue Code of 1986, as amended (the “Code”). GSK applied for an IRS private letter ruling confirming such qualification, in part because the Demerger and related transactions raise certain technical issues under these rules (including the satisfaction of the “active trade or business” requirement and certain other requirements under section 355 of the Code). On Thursday 31 March 2022, the IRS notified GSK that the IRS had determined, in the exercise of its discretion, not to issue the requested ruling. At the same time, the IRS indicated that it had not concluded whether the proposed Demerger would be taxable and therefore was not ruling adversely on the request. Given the discretionary nature of the IRS’s ruling standards, the IRS has wide discretion in deciding to decline a ruling request with respect to a particular transaction. Obtaining an IRS ruling is generally not a legal requirement for a transaction to qualify as tax-free for US federal income tax purposes.

GSK expects to receive a tax opinion from KPMG LLP to the effect that the Demerger should qualify as a tax-free reorganisation under sections 368(a)(1)(D) and 355 of the Code (the receipt of such tax opinion not being a condition to the Demerger). The tax opinion will be subject to customary qualifications and assumptions, and will be based on factual representations and undertakings. The failure of any factual representation or assumption to be true, correct and complete in all material respects, or any undertakings to be fully complied with, could affect the validity of the tax opinion. Moreover, the tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the tax opinion. Therefore, no assurances can be given that the Demerger will qualify for its intended US tax treatment.

If the Demerger were determined not to qualify for non-recognition of gain or loss under section 355 and related provisions of the Code, then if you are a US Holder who receives Haleon Shares and/or Haleon ADSs in the Demerger, generally you would be treated as receiving a distribution in an amount equal to the fair market value of the Haleon Shares and/or Haleon ADSs received. The distribution would be treated as a taxable dividend to the extent of your share of GSK’s current or accumulated earnings and profits (as determined under US federal income tax principles). GSK does not calculate its earnings and profits under US federal income tax principles; you should therefore expect that the distribution of Haleon Shares and/or Haleon ADSs would be reported as a dividend for US federal income tax purposes.

3.	Risks relating to the Post-Demerger GSK Group as a result of the Demerger and Separation

3.1	Following the Demerger and Separation, the Post-Demerger GSK Group will form a smaller and less diversified group

Following the Demerger and Separation, GSK will no longer own the companies and assets that comprise the Haleon Business. Accordingly, GSK’s business will be smaller and less diversified than it is currently. As a result of the reduction in GSK’s size, should any part of its business underperform, this may have a greater adverse impact on the Post-Demerger GSK Group than would have been the case prior to the Demerger and Separation.

Moreover, GSK may be more susceptible to adverse developments in the remaining business and markets in which it operates. In particular, following Completion, the Post-Demerger GSK Group will have greater relative exposure to the global pharmaceuticals and vaccines markets and the risks associated with such markets and will no longer benefit from exposure to the consumer healthcare market.

For example, compared to the consumer healthcare business, the Post-Demerger GSK Group’s businesses in global vaccines, specialty medicines and general medicines are more reliant on the complex, risky and lengthy process of R&D, the success of which is in part dependent on factors beyond the Group’s control and subject to additional risks. These include disappointing results in preclinical trials for drug candidates, negative study results, clinical trials for drug candidates failing to meet trial endpoints, the need for additional studies, limitations on product scope (e.g., regional limitations, application limitations), failure to obtain adequate patent protection, competitors bringing a product to market first and regulatory approval for a product not being granted for intended use. In addition, the Post-Demerger GSK Group’s business will have greater exposure to the consequences of expiry or loss of patents covering its products, including increased competition and pricing pressure.

3.2	Following the Demerger and Separation, there will be no ongoing contributions by the Haleon Group to the central cash balances and profit of the Post-Demerger GSK Group

The Haleon Group currently contributes to the central company cash balances and profit of the GSK Group. Following the Demerger and Separation, the Post-Demerger GSK Group will no longer receive these contributions and this may have a material adverse effect on the financial condition of the Post-Demerger GSK Group.

3.3	Immediately upon completion of the Demerger and Separation, the Post-Demerger GSK Group will continue to hold Haleon Shares but cease to have any control

Immediately upon completion of the Demerger and Separation, the Post-Demerger GSK Group will retain an up to 6 per cent. interest in the total issued share capital of Haleon as a short-term financial investment to be monetised in a timely manner. Unlike the position at the date of this document, the Post-Demerger GSK Group will not have the ability to control Haleon’s strategic, financial and operational decisions. Haleon may conduct its business in a manner that differs from the manner in which the Post-Demerger GSK Group might have conducted the business had it retained control, may fail to develop its business or may fail to meet the expectations of investors. Haleon may also be subject to adverse publicity, increased regulatory scrutiny, or investigations by regulators or law enforcement agencies. The success of the Haleon Group’s business and its financial condition rely on various factors, including, among others, its ability to develop and commercialise new products effectively, negative impacts on the Haleon Group or its brands’ reputation, its ability to compete successfully with its competitors in a highly competitive market, and changes in the regulation and perception of the ingredients it uses in its products. These factors could have an adverse effect on the reputation of the Haleon Group which, in turn, could have an adverse effect on the reputation of the Post-Demerger GSK Group. It could also have an adverse impact on the market price of Haleon Shares, which may have an adverse effect on the value of the Post-Demerger GSK Group’s retained investment in Haleon and the proceeds from selling this investment or any portion of it.

The Post-Demerger GSK Group’s retained investment in Haleon may fall in value as a result of any decrease in the market price of Haleon Shares. The price at which the Post-Demerger GSK Group’s holding of Haleon Shares may be quoted will be influenced by a range of factors, such factors are described in more detail in paragraph 2.2 of this Part 3 (Risk Factors) above. In addition, following Admission, the Post-Demerger GSK Group’s ability to sell down its Haleon Shares and deploy the proceeds, including to meet the Proceeds Threshold in respect of the GSK UK Pension Schemes, is subject to the terms of the Orderly Marketing Agreement, the OMA Side Letter and the Lock-up Deed. For example, even if the market price of the Haleon Shares were to increase during the relevant lock-up period, the Post-Demerger GSK Group may not be able capitalise on such pricing, while the market price of the Haleon Shares may also fall following expiry of the relevant lock-up period due to factors beyond the Post-Demerger GSK Group’s control.

4.	Risks relating to the Haleon Group as a result of the Demerger and Separation

4.1	Following the Demerger and Separation, Haleon will need to operate as an independent publicly listed company

Following the Demerger and Separation, Haleon will need to operate as an independent publicly listed company.

The Haleon Group’s operations have historically benefited from certain GSK central office resources, including, among other things, access to its larger finance and treasury, corporate secretariat, legal, procurement, information technology, investor relations and human resources teams. The Haleon Group has also benefited from negotiated arrangements with third-party suppliers, distributors, licensors, lessors, other business partners and/or counterparties as part of the larger GSK Group. It cannot be assured that the Haleon Group will be able to maintain such arrangements or replace them on similar terms.

Following the Demerger and Separation, the Haleon Group will take on additional responsibility for these activities and, in preparation, it has enhanced its stand-alone arrangements in a wide range of areas, including finance and treasury, corporate secretariat and investor relations. Further, the Haleon Group will continue to have access to certain resources of the GSK Group under the terms of the Transition Services Agreement.

However, there remains a risk that the Haleon Group could suffer operational difficulties without access to the support and services from GSK following the Demerger and Separation, which could have a material adverse effect on the Haleon Group’s business. These challenges include: (i) demonstrating to interested parties that the Demerger and Separation will not result in adverse changes in standards of business and impairment of relationships with consumers, customers, regulators or employees; (ii) retaining key personnel; (iii) distraction of management; (iv) difficulty in marketing and communicating effectively the capabilities of the Haleon Group as a standalone business; and (v) successfully negotiating the rebranding exercise such that consumers accept the new branding under the company name. Furthermore, there remains a risk that operating as an independent group may reduce the Haleon Group’s flexibility to deal with unexpected events and require additional resources.

In addition, there is a risk that the actual costs of the standalone arrangements could be higher than expected, that there could be unanticipated dis-synergies and/or that the Haleon Group will need to further invest in new services and functions. These risks, individually or together, could have a material adverse effect on the Haleon Group’s business, financial condition, results of operations and prospects.

4.2	Haleon will incur new costs in its transition to a standalone public company and its management team will be required to devote substantial time to new compliance matters

As a standalone public company, Haleon will incur additional legal, accounting, financing and other expenses, including the costs of recruiting and retaining non-executive directors, costs resulting from public company reporting obligations and the rules and regulations regarding corporate governance practices, including the listing requirements of the LSE and the NYSE. There can be no assurance that, under a changed board structure and ownership, and in an environment where it is subject to greater scrutiny and disclosure requirements, the Haleon Group will be able to manage its operations in the same manner as it has done as part of the GSK Group (see also paragraph 4.1 of this Part 3 (Risk Factors)).

In particular, the Haleon Group will be subject to increased regulatory obligations as a result of being listed, and its management team will need to devote a substantial amount of time to ensure that the Haleon Group complies with all of these requirements. The implementation of new policies and procedures at the Haleon Group could require significant time and energy that would otherwise be devoted to the business’ operating activities and strategy. In addition, the reporting requirements, rules and regulations will increase the Haleon Group’s legal and financial compliance costs and make some activities more time-consuming and costly.

4.3

For a period following the Demerger and Separation, the Haleon Group will be reliant on the Post-Demerger GSK Group for the provision of certain services and any disruption to such services could be costly and adversely affect the Haleon Group’s business, results of operations, financial conditions and prospects

In connection with the Demerger and Separation, GSK and Haleon entered into a Transition Services Agreement. Services to be procured by the Haleon Group under the Transition Services Agreement include certain information services, back office services and distribution services for a transitional period as required by the Haleon Group. The majority of services will be provided for a fixed period of not more than 12 months, and certain services may be extended subject to certain conditions. As the Haleon Group does not currently have the capabilities to provide these services internally, on a standalone basis, without third-party support, the Transition Services Agreement provides contractual protections for the continued provision of these services during the relevant transitional period, absent which the Haleon Group would need to procure these services from other third-party providers. As a result, any significant disruption or other issues in the services provided by the GSK Group under the Transition Services Agreement, even if they give rise to a contractual claim, may cause operational difficulties that could negatively impact the Haleon Group’s performance and results of operations.

Following the transitional periods set out in the Transition Services Agreement, the Haleon Group will be required to provide these services internally or obtain these services from a third-party provider. If the Haleon Group does not effectively develop and implement these capabilities, or it is unable to source further arrangements from third-party providers, its business, results of operations, financial condition and prospects could be materially and adversely affected.

PART 4

HISTORICAL FINANCIAL INFORMATION ON THE HALEON GROUP

The following unaudited historical financial information relating to the Haleon Group has been extracted without material adjustment from the consolidation schedules used in preparing the GSK Group’s audited consolidated financial statements for the years ended 31 December 2019, 31 December 2020 and 31 December 2021 and from the consolidation schedules used to prepare the condensed financial information for the three months ended 31 March 2022 in the Q1 22 Results.

The financial information in this Part 4 (Historical Financial Information on the Haleon Group) has been prepared using the IFRS accounting policies of the GSK Group, as adopted in the published consolidated financial statements for the three years ended 31 December 2021.

The financial information contained in this Part 4 (Historical Financial Information on the Haleon Group) does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act. The consolidated statutory accounts of GSK in respect of each of the years ended 31 December 2019, 31 December 2020 and 31 December 2021 have been delivered to the Registrar of Companies.

Deloitte LLP was the auditor of GSK in respect of each of the years ended 31 December 2019, 31 December 2020 and 31 December 2021.

Shareholders should read the whole of this document and not rely solely on the summarised financial information in this Part 4 (Historical Financial Information on the Haleon Group).

Differences between GSK segment reporting and the Historical Financial Information on the Haleon Group

Whilst a part of the GSK Group, the Haleon Group has historically been reported as an operating segment under IFRS 8 in GSK’s annual report and interim financial reporting (the “Consumer Healthcare Segment”). The financial information presented in this Part 4 (Historical Financial Information on the Haleon Group) has been prepared to reflect the legal perimeter of the Haleon Group in connection with the anticipated Demerger and Separation of Haleon from the GSK Group and therefore differs both in purpose and basis of preparation to the Consumer Healthcare Segment as presented historically in GSK’s financial reporting.

As a result, whilst the two sets of financial information are similar, they are not the same because of certain differences in accounting and disclosure under IFRS.

These differences primarily include:

(1)

the inclusion in the Consumer Healthcare Segment of certain distribution and local commercial activities performed by a limited number of other GSK Group entities in relation to Consumer Healthcare products;

(2)	the basis of allocation of certain cost-sharing and royalty agreements as attributed by a limited number of other GSK Group entities for the purposes of GSK segment reporting;

(3)	the inclusion of Horlicks and other Consumer Healthcare nutrition products in India and certain other markets in the Consumer Healthcare Segment; and

(4)	the sale of Thermacare products until their disposal in 2020 which have been excluded from the Consumer Healthcare Segment (but included in the Historical Financial Information).

Unaudited income statements of the Haleon Group for the quarter ended 31 March 2022 and the years ended 31 December 2021, 31 December 2020 and 31 December 2019

	3 months ended 31 March 2022	Year ended 31 December 2021	Year ended 31 December 2020	Year ended 31 December 2019
	£m	£m	£m	£m

Turnover	2,627	9,545	9,892	8,480

Cost of sales	(1,014)	(3,595)	(3,982)	(3,678)

Gross profit	1,613	5,950	5,910	4,802

Selling, general and administration	(1,086)	(4,086)	(4,220)	(3,596)

Research and development	(64)	(257)	(304)	(292)

Other operating income/(expense)	3	31	212	(17)

Operating profit	466	1,638	1,598	897

Finance income	7	17	20	24

Finance expense	(8)	(19)	(27)	(35)

Profit before taxation	465	1,636	1,591	886

Taxation	(108)	(197)	(410)	(199)

Profit after taxation	357	1,439	1,181	687

Unaudited net asset statement of the Haleon Group for the quarter ended 31 March 2022 and the year ended 31 December 2021

	As at 31 March 2022	As at 31 December 2021
	£m	£m

Non-current assets
Property, plant and equipment	1,587	1,563
Right of use assets	100	99
Goodwill	8,283	8,246
Other intangible assets	19,409	18,949
Deferred tax assets	314	312
Derivative financial instruments	8	12
Other non-current assets	24	19

Total non-current assets	29,725	29,200

Current assets
Inventories	986	951
Current tax recoverable	166	166
Trade and other receivables	2,415	2,207
Derivative financial instruments	18	5
Loan amounts owing from related parties	11,330	1,508
Liquid investments	1	1
Cash and cash equivalents	382	413

Total current assets	15,298	5,251

Total assets	45,023	34,451

Current liabilities
Short-term borrowings	(80)	(79)
Trade and other payables	(3,142)	(3,002)
Loan amounts owing to related parties	(1,461)	(825)
Derivative financial instruments	(15)	(18)
Current tax payable	(242)	(202)
Short-term provisions	(86)	(112)

Total current liabilities	(5,026)	(4,238)

Non-current liabilities
Long-term borrowings	(9,363)	(87)
Deferred tax liabilities	(3,472)	(3,357)
Pensions and other post-employment benefits	(256)	(253)
Other provisions	(30)	(27)
Derivative financial instruments	(21)	(1)
Other non-current liabilities	(6)	(8)

Total non-current liabilities	(13,148)	(3,733)

Total liabilities	(18,174)	(7,971)

Net assets	26,849	26,480

PART 5

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE GSK GROUP

SECTION A: UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma statement of net assets of the GSK Group set out below (the “Unaudited Pro Forma Financial Information”) has been prepared in accordance with Annex 20 of the Prospectus Regulation (as supplemented by Commission Delegated Regulation (EU) 2019/980) and on the basis of the notes set out below to illustrate the effect of the Transactions on the net assets of the GSK Group as if the Transactions had taken place on 31 March 2022.

The Unaudited Pro Forma Financial Information has been prepared on the basis of the financial information of GSK as at 31 March 2022, the date to which the latest unaudited financial information in relation to GSK was prepared. The Unaudited Pro Forma Financial Information has been prepared in accordance with Annex 20 of the PR Regulation and pursuant to Listing Rule 13.3.3R in a manner consistent with the accounting policies of GSK.

The Unaudited Pro Forma Financial Information is shown for illustrative purposes only and because of its nature addresses a hypothetical situation. It does not represent the GSK Group’s actual financial position or results. It may not, therefore, give a true picture of the GSK Group’s financial position or results nor is it indicative of the results that may, or may not, be expected to be achieved in the future.

The unaudited pro forma statement of consolidated net assets does not constitute financial statements within the meaning of section 434(3) of the Companies Act. Investors should read the whole of this document and not rely solely on the pro forma financial information contained in this Part 5 (Unaudited Pro Forma Financial Information for the GSK Group).

Deloitte LLP’s report on the Unaudited Pro Forma Financial Information is set out in Section B in this Part 5 (Unaudited Pro Forma Financial Information for the GSK Group).

		Pro forma adjustments related to the Demerger
	GSK net assets at 31 March 2022	Haleon Group net assets at 31 March 2022	Intercompany adjustments and recording of retained investment in Haleon	Repayment of Notes Proceeds Loans and related party loans	Pre-Separation Dividends	Transaction costs	Unaudited pro forma at 31 March 2022

	£m (Note 1)	£m (Note 2)	£m (Note 3)	£m (Note 4)	£m (Note 5)	£m (Note 6)	£m (Note 8)
Non-current Assets
Property, plant and equipment	9,964	(1,587)	-	-	-	-	8,377
Right of use assets	740	(100)	-	-	-	-	640
Goodwill	10,705	(8,283)	3,183	-	-	-	5,605
Other intangible assets	30,468	(19,409)	-	-	-	-	11,059
Investments in associates and joint ventures	83	-	-	-	-	-	83
Other investments	1,656	-	-	-	-	-	1,656
Deferred tax assets	5,263	(314)	-	-	-	-	4,949
Derivative financial instruments	16	(8)	-	-	-	-	8
Other non-current assets	1,806	(24)	-	-	-	-	1,782

Total non-current assets	60,701	(29,725)	3,183	-	-	-	34,159

Current assets
Inventories	6,003	(986)	-	-	-	-	5,017
Current tax recoverable	497	(166)	-	-	-	-	331
Trade and other receivables	8,300	(2,415)	874	-	-	-	6,759
Assets held for trading	-	-	2,120	-	-	-	2,120
Derivative financial instruments	176	(18)	-	-	-	-	158
Loan amounts owing from related parties	-	(11,330)	12,791	(1,461)	-	-	-
Liquid investments and short term loans to third parties	3,010	(1)	(2,947)	-	-	-	62
Cash and cash equivalents	10,967	(382)	-	(6,922)	7,524	(40)	11,147
Assets held for sale	35	-	-	-	-	-	35

Total current assets	28,988	(15,298)	12,838	(8,383)	7,524	(40)	25,629

Total assets	89,689	(45,023)	16,021	(8,383)	7,524	(40)	59,788
Current liabilities
Short-term borrowings	(4,102)	80	-	-	-	-	(4,022)
Contingent consideration liabilities	(971)	-	-	-	-	-	(971)
Trade and other payables	(17,577)	3,142	(874)	-	-	-	(15,309)
Loan amounts owing to related parties	-	1,461	(9,844)	8,383	-	-	-
Derivative financial instruments	(152)	15	-	-	-	-	(137)
Current tax payable	(783)	242	-	-	-	-	(541)

Short-term provisions	(693)	86	-	-	-	-	(607)

Total current liabilities	(24,278)	5,026	(10,718)	8,383	-	-	(21,587)
Non-current liabilities
Long-term borrowings	(29,226)	9,363	-	-	-	-	(19,863)
Corporation tax payable	(184)	-	-	-	-	-	(184)
Deferred tax liabilities	(3,668)	3,472	-	-	-	-	(196)
Pensions and other post-employment benefits	(2,940)	256	-	-	-	-	(2,684)
Other provisions	(643)	30	-	-	-	-	(613)
Derivative financial instruments	(23)	21	-	-	-	-	(2)
Contingent consideration liabilities	(5,198)	-	-	-	-	-	(5,198)

Other non-current liabilities	(897)	6	-	-	-	-	(891)

Total non-current liabilities	(42,779)	13,148	-	-	-	-	(29,631)

Total liabilities	(67,057)	18,174	(10,718)	8,383	-	-	(51,218)

Net assets	22,632	(26,849)	5,303	-	7,524	(40)	8,570

Notes:

1.	The net assets of the GSK Group as at 31 March 2022 have been extracted without adjustment from the condensed financial information in the Q1 22 Results.

2.

The net assets of the Haleon Group as at 31 March 2022 have been extracted without adjustment from the Historical Financial Information on the Haleon Group set out in Part 4 (Historical Financial Information on the Haleon Group). The Haleon Group will separate from GSK by way of the Demerger. These adjustments remove the assets and liabilities of the Haleon Group.

3.

Adjustments have been made to recognise previously eliminated intercompany balances between the GSK Group and the Haleon Group and recognise GSK’s retained investment in Haleon Group at fair value. A preliminary fair value of £2,120 million has been calculated to represent GSK’s retained stake in Haleon, which is based on 13.5 per cent. (reflecting the total of GSK and the SLPs’ retained stakes in Haleon) of Haleon’s net assets as at 31 March 2022 adjusted for the effects of the Notes Proceeds Loans and other related party loans, the Pre-Separation Dividends and transaction costs. The actual fair value of the investment will be calculated after Separation based on the market price of the Haleon Group, which will result in a different value to the preliminary fair value mentioned above. Adjustments have also been made to write off the goodwill and intangible assets held on consolidation at the GSK Group level relating to the Haleon Group.

4.	This adjustment reflects the repayment of the Notes Proceeds Loans and related party loans.

	Notes	£m

Receipt of loan amounts owing from related parties	a	1,461

Payment of loan amounts owing to related parties	b	(8,383)

Total		(6,922)

a.	Receipt of loan amounts owing from related parties includes loan amounts owing from Haleon Group as part of Haleon Group’s banking arrangements of £1,461 million.

b.

Payment of loan amounts owing to related parties includes Notes Proceeds Loans of £6,263 million and loan amounts owing to Haleon Group as part of Haleon Group’s banking arrangements of £2,120 million.

5.	The Pre-Separation Dividends include the Pre-Demerger Dividend, the Sweep-up Dividend and the Balancing Dividend.

	Notes	£m

Balancing Dividend	a	53

Pre-Demerger Dividend	b	7,035

Sweep-up Dividend	c	436

Total		7,524

a.

The Balancing Dividend reflects the cash dividend of £53 million to be paid by the Haleon Group to GSKCHH prior to Separation in connection with the £25 million of Non-Voting Preference Shares issued to Pfizer recognised in long-term borrowings.

b.

The Pre-Demerger Dividend is the cash dividend of £10,345 million to be paid by the Haleon Group to GSKCHH and PFCHH ahead of Separation, in accordance with the terms of the Pfizer SHA, which, in summary, requires an amount equal to the Pre-Separation Debt Proceeds of the Haleon Group less £300 million to be paid to GSKCHH and PFCHH prior to Separation. As a result of GSKCHH’s 68 per cent. shareholding in CH JVCo, GSKCHH will receive a cash dividend of £7,035 million, which is reflected in the pro-forma adjustments set out above.

£m

Pre-Separation Debt Proceeds	10,645

Less £300m	(300)

Pre-Demerger Dividend	10,345

GSKCHH’s share of the Pre-Demerger Dividend	7,035

c.

The Sweep-up Dividend is the cash dividend of £641 million to be paid by the Haleon Group to GSKCHH and PFCHH, in accordance with the terms of the Pfizer SHA, which, in summary, requires all readily available cash in excess of £300 million to be paid to GSKCHH and PFCHH prior to Separation. As a result of GSKCHH’s 68 per cent. shareholding in CH JVCo, GSKCHH will receive a cash dividend of £436 million, which is reflected in the pro-forma adjustments set out above. The actual amount paid is subject to, amongst other things, additional cash flow generated by, or additional investments made by, or dividends paid in the ordinary course of business by the Haleon Group up until the point of Separation. As such, the actual amount of the Sweep-Up Dividend and the amounts paid to each of GSKCHH and PFCHH may therefore differ from the amount referred to above.

£m

Cash and cash equivalents and liquid investments as at 31 March 2022	383

Receipt of Notes Proceeds Loans and related party loans	9,869

Additional borrowings	1,435

Payment of Pre-Demerger Dividend	(10,345)

Transaction costs of the Haleon Group	(84)

Balancing Dividend	(53)

Less trapped cash*	(264)

Less £300m	(300)

Total Sweep-up Dividend	641

GSKCHH’s share of the Sweep-up Dividend	436

**Trapped cash means cash and cash equivalents that are in jurisdictions that have absolute cross-border restrictions on transfers of cash between members of the Haleon Group.

6.

Transaction costs comprise charges for services relating to the Demerger and Separation. The GSK Group expects to incur a cumulative total £68 million of transaction costs in relation to the Demerger. The GSK Group has incurred £28 million of transaction related costs as at 31 March 2022. Therefore, a transaction cost adjustment of £40 million has been made.

7.	On a pro forma basis, the profit after tax for the GSK Group is expected to decrease following the completion of the Demerger and Separation.

8.

The Unaudited Pro Forma Financial Information does not reflect any changes in the trading results or financial position of the GSK Group since 31 March 2022. None of the adjustments are expected to have a continuing effect on the GSK Group.

SECTION B: Accountant’s report on the Pro Forma Financial Information

Deloitte LLP

1New Street Square

London

EC4A 3HQ

The Board of Directors

on behalf of GSK plc

980Great West Road

Brentford

Middlesex

TW8 9GS

United Kingdom

Goldman Sachs International

Plumtree Court,

25Shoe Lane,

London

EC4A 4AU

United Kingdom

Citigroup Global Markets Limited

Citigroup Centre,

Canada Square,

Canary Wharf,

London

E14 5LB

United Kingdom

Merrill Lynch International

2King Edward Street,

London,

EC1A 1HQ

United Kingdom

1 June 2022

Dear Sirs/Mesdames,

GSK plc (the “Company”)

We report on the pro forma financial information (the “Pro Forma Financial Information”) set out in Part 5 of the Class 1 circular dated Wednesday 1 June 2022 (the “Circular”). This report is required by Annex 20, section 3 of the PR Regulation as applied by Listing Rule 13.3.3R and is given for the purpose of complying with that regulation and for no other purpose.

Opinion

In our opinion:

(a)	the Pro forma financial information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma financial information in accordance with Annex 20 sections 1 and 2 of the PR Regulation as applied by Listing Rule 13.3.3R.

It is our responsibility to form an opinion, as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex 20 section 3 of the PR Regulation as applied by Listing Rule 13.3.3R.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R (6), consenting to its inclusion in the Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed at the date of their issue.

Basis of preparation

The Pro Forma Financial Information has been prepared on the basis described in the notes therein, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2021.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Financial Reporting Council in the United Kingdom. We are independent of the Company in accordance with the Financial Reporting Council’s Ethical Standard as applied to Investment Circular Reporting Engagements, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Yours faithfully

Deloitte LLP

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 1 New Street Square, London EC4A 3HQ, United Kingdom. Deloitte LLP is the United Kingdom affiliate of Deloitte NSE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NSE LLP do not provide services to clients.

PART 6

TAXATION

1.	UK tax considerations

The following paragraphs are intended only as a general guide to current UK law and HMRC’s current published practice (which may not be binding on HMRC), as at the date of this document, which are both subject to change at any time, possibly with retrospective effect. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the UK tax consequences for Shareholders of holding or disposing of GSK Shares.

The paragraphs below are intended to apply only to Shareholders: (i) who are for UK tax purposes resident and, if individuals, domiciled or deemed domiciled in (and only in) the UK for UK tax purposes; (ii) to whom split-year treatment does not apply; (iii) who are the absolute beneficial owners of their GSK Shares and any dividends paid in respect of them; and (iv) who hold their GSK Shares as investments (otherwise than through an individual savings account or an exempt pension arrangement or as carried interest) and not as securities to be realised in the course of a trade.

The paragraphs below may not apply to certain shareholders, such as charities, dealers in securities, trustees, broker dealers, market makers, insurance companies and collective investment schemes, pension schemes, persons subject to UK tax on the remittance basis, persons who are otherwise exempt from UK taxation and persons who have (or are deemed to have) acquired their GSK Shares by virtue of an office or employment or persons who are treated as holding their GSK Shares as carried interest. Such shareholders may be subject to special rules.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than the UK should consult an appropriate professional adviser.

The Prospectus contains an explanation of certain UK tax consequences of holding, purchasing and disposing of Haleon Shares.

1.1	Demerger

Income

GSK has received clearance under section 1091 of the Corporation Tax Act 2010 (“CTA 2010”) confirming that the distribution comprising a dividend in specie to be satisfied by the transfer by GSK to Haleon of its GSKCHH A Ordinary Shares in consideration for Haleon allotting and issuing Haleon Shares to Qualifying Shareholders will qualify as an “exempt distribution” within the meaning of section 1075 of the CTA 2010.

As a result, a Shareholder who is resident in the UK for UK tax purposes should not incur any liability to tax on income in respect of the receipt of their Haleon Shares.

Chargeable gains

Shareholders who are resident in the UK for UK tax purposes should not be treated, by virtue of the receipt of Haleon Shares pursuant to the Demerger, as making a disposal or part disposal of their GSK Shares for the purposes of the taxation of chargeable gains.

Instead, the Haleon Shares issued to each such Shareholder pursuant to the Demerger should be treated as the same asset, and as having been acquired at the same time, as the GSK Shares already held by them. On this basis, such Shareholders should not incur any liability to tax on chargeable gains as a result of the Demerger. The aggregate base cost of the GSK Shares and Haleon Shares immediately after the Demerger should be the same as the base cost of the GSK Shares immediately before the Demerger. Such base cost should be apportioned between the GSK Shares and the Haleon Shares held by each Shareholder by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.

Stamp duty and stamp duty reserve tax

No liability to stamp duty or stamp duty reserve tax should be incurred by Shareholders as a result of the issue to them of the Haleon Shares or Haleon ADSs pursuant to the Demerger.

1.2	GSK Share Consolidation

GSK Share Consolidation

The receipt of the New GSK Shares arising from the GSK Share Consolidation will result from a reorganisation of the share capital of GSK. Accordingly, Shareholders who are resident in the UK for UK tax purposes should not be treated as making a disposal of all or part of their Existing GSK Shares by reason of the GSK Share Consolidation being implemented. Instead, the New GSK Shares which replace a Shareholder’s Existing GSK Shares (the “New Holding”) as a result of the GSK Share Consolidation will be treated as the same asset acquired at the same time as the Shareholder’s Existing GSK Shares were acquired.

Fractional entitlements

To the extent Shareholders who are UK resident for UK tax purposes receive cash, by virtue of a sale on their behalf of any New GSK Shares to which they have a fractional entitlement, a Shareholder will not in practice normally be treated as making a part disposal of its GSK Shares if the amount received is small in comparison with the value of the Shareholder’s GSK Shares held at the time of the payment, the proceeds instead being deducted from the base cost of the Shareholder’s New Holding.

Under current HMRC practice, any cash payment of £3,000 or less or which is 5 per cent. or less of the value of the Shareholder’s GSK Shares immediately before the distribution will generally be treated as small for these purposes. If the proceeds exceed the base cost of the Shareholder’s New Holding, or if a Shareholder does not hold enough Existing GSK Shares such that they are not entitled to receive a New GSK Share, or if the amount is not considered “small” by HMRC, the Shareholder will be treated as disposing of part of their GSK Shares and may, depending on circumstances, be subject to tax in respect of any chargeable gain thereby realised.

Stamp duty and stamp duty reserve tax

No liability to stamp duty or stamp duty reserve tax should be incurred by Shareholders as a result of the GSK Share Consolidation.

2.	US tax considerations

The following is a summary of material US federal income tax considerations generally applicable to US Holders of the Demerger and of the GSK Share Consolidation. For the purposes of this summary, a “US Holder” is a beneficial owner of GSK Shares or GSK ADSs that is a citizen or resident of the United States or a US domestic corporation or that otherwise is subject to US federal income taxation on a net income basis in respect of such GSK Shares or GSK ADSs.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as at the date hereof, and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains, in force as of 31 March 2003 (as amended by any subsequent protocols, including the protocol in force as of 31 March 2003) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in US federal income tax consequences different from those summarised below.

This summary is directed only to you if you are a US Holder and you hold your GSK Shares or GSK ADSs as capital assets and does not address particular tax consequences that may be applicable to you if you are subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for US federal income tax purposes (or partners therein), holders that own or are treated as owning 10 per cent. or more of GSK’s stock (including indirectly through GSK ADSs) by vote or value, persons holding ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not USD. Moreover, this summary does not address state, local or foreign taxes, US federal estate and gift taxes, Medicare contribution tax applicable to net investment income of certain non-corporate US Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares or ADSs.

In general, if you hold GSK ADSs or Haleon ADSs, you will be treated, for US federal income tax purposes, as the beneficial owner of the underlying ordinary shares that are represented by those GSK ADSs or Haleon ADSs (as applicable). References to GSK Shares and Haleon Shares below apply to both the ADSs and the underlying ordinary shares, unless the context indicates otherwise.

You should consult your own tax advisors about the consequences to you of the Demerger and the GSK Share Consolidation including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

The Prospectus contains an explanation of certain US tax consequences of holding and disposing of Haleon Shares.

2.1	US Federal Income Tax Consequences of the Demerger

The rules for determining whether a distribution such as the Demerger qualifies for tax-free treatment for US federal income tax purposes are complex and depend on all the relevant facts and circumstances. GSK intends for the Demerger to qualify as a tax-free reorganisation under sections 368(a)(1)(D) and 355 of the Code. GSK applied for an IRS private letter ruling confirming such qualification, in part because the Demerger and related transactions raise certain technical issues under these rules (including the satisfaction of the “active trade or business” requirement and certain other requirements under section 355 of the Code). On Thursday 31 March 2022, the IRS notified GSK that the IRS had determined, in the exercise of its discretion, not to issue the requested ruling. At the same time, the IRS indicated that it had not concluded whether the proposed Demerger would be taxable and therefore was not ruling adversely on the request. Given the discretionary nature of the IRS’s ruling standards, the IRS has wide discretion in deciding to decline a ruling request with respect to a particular transaction. Obtaining an IRS ruling is generally not a legal requirement for a transaction to qualify as tax-free for US federal income tax purposes.

GSK expects to receive a tax opinion from KPMG LLP to the effect that the Demerger should qualify as a tax-free reorganisation under sections 368(a)(1)(D) and 355 of the Code (the receipt of such tax opinion not being a condition to the Demerger). The tax opinion will be subject to customary qualifications and assumptions, and will be based on factual representations and undertakings. The failure of any factual representation or assumption to be true, correct and complete in all material respects, or any undertakings to be fully complied with, could affect the validity of the tax opinion. Moreover, the tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the tax opinion. Therefore, no assurances can be given that the Demerger will qualify for its intended US tax treatment.

Assuming that the Demerger qualifies for tax-free treatment, if you hold GSK Shares, the receipt of Haleon Shares in the Demerger will result in the following US federal income tax consequences:

•	You will not recognise income, gain or loss on the receipt of Haleon Shares in the Demerger, except with respect to any cash received in lieu of fractional Haleon Shares (as discussed below).

•

Your aggregate tax basis in your GSK Shares and Haleon Shares immediately after the Demerger will be the same as the aggregate tax basis in the GSK Shares held by you immediately before the Demerger, allocated between such GSK Shares and Haleon Shares in proportion to their relative fair market values.

•

Your holding period of the Haleon Shares received in the Demerger will include the holding period of the GSK Shares with respect to which such Haleon Shares were received. If you acquired different blocks of GSK Shares at different times or at different prices, you should consult your tax advisor regarding the allocation of your aggregate tax basis in, and the holding period of, the Haleon Shares received with respect to such blocks of GSK Shares.

If you receive cash in lieu of a fractional Haleon Share as part of the Demerger, you will be treated as though you first received a distribution of the fractional share in the Demerger and then sold it for the amount of cash actually received. You generally will recognise capital gain or loss measured by the difference between the cash received for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if your holding period of the GSK Shares is more than one year on the date of the Demerger.

If the Demerger were determined not to qualify for tax-free treatment, then, in general, if you hold GSK Shares, the receipt of Haleon Shares in the Demerger would result in the following US federal income tax consequences:

•

You would generally be treated as receiving a taxable distribution equal to the fair market value of the Haleon Shares (determined at the time of the Demerger) you received in the Demerger (including fractional shares). In such event, such distribution would be treated as a taxable dividend to you to the extent that such distribution is paid out of GSK’s current or accumulated earnings and profits (as determined for US federal income tax principles). GSK does not calculate its earnings and profits under US federal income tax principles; you should therefore expect that the entire distribution of Haleon Shares would be reported as a dividend for US federal income tax purposes. Subject to certain exceptions for short-term positions, the dividends received by an individual with respect to GSK Shares would be subject to taxation at a preferential rate if (i) GSK is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information programme (including the Treaty), and (ii) GSK was not a passive foreign investment company (a “PFIC”) in the year prior to the Demerger or in the year of the Demerger. GSK believes it is eligible for the benefits of the Treaty, and, based on its audited financial statements, GSK believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2021 taxable year. In addition, based on GSK’s audited financial statements and its current expectations regarding the value and nature of its assets, and the sources and nature of its income, GSK does not anticipate becoming a PFIC for its 2022 taxable year. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

•	You would have a tax basis in your Haleon Shares equal to their fair market value.

2.2	GSK Share Consolidation

GSK expects to receive a tax opinion from KPMG LLP to the effect that the exchange of Existing GSK Shares for New GSK Shares should qualify under sections 368(a)(1)(E) and/or 1036 of the Code. The tax opinion will be subject to customary qualifications and assumptions, and will be based on factual representations and undertakings. The failure of any factual representation or assumption to be true, correct and complete in all material respects, or any undertakings to be fully complied with, could affect the validity of the tax opinion. Moreover, the tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the tax opinion.

Assuming that the exchange qualifies under sections 368(a)(1)(E) and/or 1036 of the Code, if you are a US Holder receiving New GSK Shares, (i) you will not recognise any gain or loss upon the receipt of New GSK Shares (other than the receipt of cash in lieu of fractional share interests, discussed below), and (ii) your aggregate adjusted basis and holding period in your New GSK Shares should be the same as your aggregate basis and holding period in the Existing GSK Shares exchanged therefor (after taking into account the impact of Demerger, as discussed in paragraph 2.1 above). If you acquired your Existing GSK Shares on different dates and at different prices, you should consult your tax advisors regarding the allocation of the tax basis of such Existing GSK Shares.

2.3	Fractional entitlements

To the extent that you are a US Holder and you receive cash by virtue of a sale on your behalf of any New GSK Shares to which you have a fractional entitlement, you should recognise capital gain or loss equal to the difference between the US dollar value of the amount received in lieu of such entitlement and your basis allocable to the interest. Any gain or loss generally will be treated as US source income for US foreign tax credit purposes. The gain or loss will be long-term capital gain or loss if your holding period in your Existing GSK Shares exceeds one year. Long-term capital gains of non-corporate US Holders are generally subject to taxation at a preferential rate. In addition, the deductibility of capital losses is subject to limitations.

PART 7

ADDITIONAL INFORMATION

1.	RESPONSIBILITY STATEMENT FROM GSK DIRECTORS

The Directors, whose names appear in paragraph 3.1 below, and the Company accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Company, each having taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	REGISTERED OFFICE

The registered office of the Company is at 980 Great West Road, Brentford, Middlesex TW8 9GS. The telephone number of the registered office is +44 (0)20 8047 5000.

3.	DIRECTORS OF GSK AND SERVICE CONTRACTS

3.1	Directors

The names and principal functions of the Directors of GSK are as follows:

Name	Position

Sir Jonathan Symonds CBE	Non-Executive Chair

Dame Emma Walmsley	Chief Executive Officer

Iain Mackay	Chief Financial Officer

Dr Hal Barron	Chief Scientific Officer and President, R&D

Charles Bancroft	Independent Non-Executive Director

Manvinder (Vindi) Singh Banga	Senior Independent Non-Executive Director

Dr Anne Beal	Independent Non-Executive Director

Dame Vivienne Cox	Independent Non-Executive Director & Workforce Engagement Director

Dr Harry (Hal) C Dietz	Independent Non-Executive Director and Scientific & Medical Expert

Lynn Elsenhans	Independent Non-Executive Director

Dr Laurie Glimcher	Independent Non-Executive Director and Scientific & Medical Expert

Dr Jesse Goodman	Independent Non-Executive Director and Scientific & Medical Expert

Urs Rohner	Independent Non-Executive Director

3.2	Directors’ Service Contracts and Letters of Appointment providing for benefits upon termination

Information on the terms of Directors’ Service Contracts and Letters of Appointment providing for benefits upon termination of employment have been published prior to the date of this document and are set out at page 138 of the GSK 2021 Annual Report.

3.3	Directors’ interests in GSK Shares or GSK ADSs

As at the Latest Practicable Date, the interests of the Directors and (so far as is known to them or could with reasonable diligence be ascertained by them) their persons closely associated (within the meaning of Article 3(1)(26) of the Market Abuse Regulation) in GSK Shares and GSK ADSs were as follows:

GSK Executive Directors

			Unvested interests in GSK Employee Share Schemes

		Beneficial interests	Not subject to performance		Subject to performance

	Total Directors’ interests (1)	GSK Shares / GSK ADSs (2)	GSK Shares / GSK ADSs (3)	Options (4)	GSK Shares / GSK ADSs (5)

GSK Shares

Emma Walmsley	1,539,275	409,442	948,508	181,325	1,520,103

Iain Mackay	279,321	-	154,833	124,488	768,438

GSK ADSs

Dr Hal Barron	572,047	303,684	268,362	-	502,289

(1)	Total Directors’ interests include beneficial interests and unvested share plan interests not subject to performance.

(2)

Beneficial interests include GSK Shares / GSK ADSs held by the GSK Executive Directors and their persons closely associated (“PCAs”). For Emma Walmsley, this includes 2,519 shares purchased through GSK ShareReward. Iain Mackay does not currently participate in GSK ShareReward. As a US employee, Dr Hal Barron is not eligible to participate in GSK ShareReward which is only open to UK employees. Dr Barron’s beneficial interests include GSK ADSs and notional GSK ADSs held by way of his investments in the GSK 401(k) plan and the Executive Supplemental Savings Plan (“ESSP”).

(3)

Unvested GSK Shares / GSK ADSs not subject to performance represent GSK PSP awards which have vested but are subject to an additional two-year post-vesting holding period for Emma Walmsley and Dr Barron. Unvested GSK ADSs not subject to performance for Dr Barron also represent bonus deferrals.

(4)	Unvested options not subject to performance represent bonus deferrals under the GSK DABP which are awarded as nil-cost options.

(5)	Unvested GSK Shares / GSK ADSs subject to performance represent unvested GSK PSP awards.

GSK Non-Executive Directors

		Beneficial interests	Share allocation plan for Non- Executive Directors
	Total Directors’ interests (1)	GSK Shares / GSK ADSs (2)	GSK Shares / GSK ADSs
Shares

Sir Jonathan Symonds CBE	67,218	35,757	31,461

Manvinder (Vindi) Singh Banga	106,583	71,800	34,783

Dame Vivienne Cox	11,527	-	11,527

Urs Rohner	17,699	-	17,699

ADS

Charles Bancroft	9,060	-	9,060

Dr Anne Beal	698	-	698

Dr Harry Dietz	328	-	328

Lynn Elsenhans	47,437	1,000	46,437

Dr Laurie Glimcher	24,659	-	24,659

Dr Jesse Goodman	11,023	-	11,023

(1)	Total Directors’ interests include beneficial interests and any GSK Shares / GSK ADSs received as all or part of their fees under the GSK NED Share Plan.

(2)	Beneficial interests includes GSK Shares / GSK ADSs held by the GSK Non-Executive Directors and their PCAs.

4.	DIRECTORS OF HALEON

The names and principal functions of the Haleon directors are as follows:

Name	Position
Sir Dave Lewis	Non-Executive Chair

Brian McNamara	Chief Executive Officer

Tobias Hestler	Chief Financial Officer

Manvinder Singh (Vindi) Banga*	Senior Independent Non-Executive Director

Marie-Anne Aymerich*	Non-Executive Director

Tracy Clarke*	Non-Executive Director

Dame Vivienne Cox*	Non-Executive Director

Asmita Dubey*	Non-Executive Director

Deirdre Mahlan*	Non-Executive Director

Bryan Supran*	Non-Executive Director (Pfizer nominee)

John Young*	Non-Executive Director (Pfizer nominee)

* indicates those persons who will become directors on Admission.

5.	MAJOR SHAREHOLDERS OF GSK

As at the Latest Practicable Date, GSK had received notifications in accordance with the Disclosure Guidance and Transparency Rules of the following notifiable interests in the voting rights in GSK’s issued share capital:

	No. of voting rights	Percentage of total voting rights(1)

BlackRock, Inc.	332,238,289(2)	6.40 per cent.

Dodge & Cox	253,464,108(3)	5.04 per cent.

(1)	Percentage of total voting rights at the date of notification to GSK.

(2)	Comprising an indirect interest in 329,124,508 GSK Shares and a holding of 3,113,781 qualifying financial instruments (contract for difference).

(3)	Comprising an indirect interest in 99,377,874 GSK Shares and 77,043,117 GSK ADSs.

Save as disclosed above, GSK is not aware of any person who had a notifiable interest under the Disclosure Guidance and Transparency Rules as at the Latest Practicable Date.

As at the Latest Practicable Date, GSK was not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over GSK, nor is it aware of any arrangement the operation of which may at a subsequent date result in a change in control of GSK.

None of GSK’s major shareholders has or will have different voting rights attached to the GSK Shares they hold.

6.	RELATED PARTY TRANSACTIONS

Details of the related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002) that GSK has entered into during the financial years ended 31 December 2019, 31 December 2020 and 31 December 2021 have been published prior to the date of this document, and are set out in note 39 on page 222 of the GSK 2019 Annual Report, note 39 on page 208 of the GSK 2020 Annual Report and note 39 on page 221 of the GSK 2021 Annual Report respectively. There have been no additional related party transactions by GSK during the period between 31 December 2021, being the date to which the audited financial results of GSK were prepared, and the Latest Practicable Date, save for:

(A)

a loan of £1.5 million made by GSK to Medicxi Ventures I LP (“Medicxi”) and a further investment of £0.3 million made by GSK in Medicxi. As at the Latest Practicable Date, loan amounts owing from Medicxi to GSK are £4.7 million;

(B)

total liability of $12 million due to Qura Therapeutics LLC (“Qura”) under a joint venture agreement between GSK and Qura. The Group and its joint venture partner have an obligation to fund the joint venture in the amount of $26 million up to April 2025. As at the Latest Practicable Date, the outstanding liability from the Group to Qura was $12 million; and

(C)	certain non-material transactions between GSK and Index Ventures Life VI.

7.	PFIZER RELATED PARTY TRANSACTIONS

By virtue of Pfizer being a related party of GSK under the Listing Rules, the entry into certain new arrangements (or amendments to certain existing arrangements) between GSK, Haleon and Pfizer in connection with the Demerger and Separation constitute related party transactions for the purposes of Chapter 11 of the Listing Rules.

In particular, while various arrangements between GSK and Pfizer in connection with the formation of the consumer healthcare joint venture and Separation were approved by Shareholders at a general meeting of GSK on 8 May 2019 (“Shareholder-Approved Arrangements”), material amendments to the Shareholder-Approved Arrangements and certain new arrangements with Pfizer outside the scope of these Shareholder-Approved Arrangements (and otherwise not exempt under the Listing Rules) require Shareholder approval. The following related party transactions, which are aggregated in accordance with Chapter 11 of the Listing Rules, require the approval of Shareholders.

Pfizer SAPA Amendment Agreement

On or around the date of this document, GSK, Pfizer, CH JVCo and Haleon entered into the second amendment agreement to the Pfizer SAPA. The Pfizer SAPA Amendment Agreement makes certain amendments to the Pfizer SAPA, which is a Shareholder-Approved Arrangement, and so, in aggregate with the other Related Party Transactions, requires Shareholder approval to the extent they involve Pfizer. See paragraph 14.3 of this Part 7 (Additional Information) below for further information on the Pfizer SAPA Amendment Agreement.

Tax Covenant

In accordance with the SCIA, GSK, CH JVCo, Haleon, GSKCHH and Pfizer entered into the Tax Covenant on or around the date of this document, which is to be effective from the time of the Demerger. Subject to certain financial and other customary limitations, the Tax Covenant contains certain indemnities in respect of taxation given from GSK and Pfizer to Haleon (and vice versa) where it has been agreed that such taxes are properly allocable to the indemnifying party. The Tax Covenant is a new arrangement between GSK and Pfizer and so, in aggregate with the other Related Party Transactions, requires Shareholder approval as a related party transaction to the extent it involves Pfizer. See paragraph 14.7 of this Part 7 (Additional Information) below for further information on the Tax Covenant.

Orderly Marketing Agreement

On or around the date of this document, GSK, Pfizer, and the SLPs entered into the Orderly Marketing Agreement. The principal purpose of the Orderly Marketing Agreement is to regulate sales of Haleon Shares and ADSs in respect of such Haleon Shares by the parties after Admission. The terms of the Orderly Marketing Agreement amend certain existing arrangements in relation to the sale of Haleon Shares as set out in the Pfizer SHA, which is a Shareholder-Approved Arrangement, and so, in aggregate with the other Related Party Transactions, requires Shareholder approval to the extent they involve Pfizer. See paragraph 14.14 of this Part 7 (Additional Information) below for further information on the Orderly Marketing Agreement.

Lock-up Deed

On or around the date of this document, GSK, Pfizer, the SLPs, Citi and Morgan Stanley entered into the Lock-up Deed. Pursuant to the Lock-up Deed, the Haleon Shares are subject to certain lock-up arrangements on customary terms. The terms of the Lock-up Deed amend certain existing arrangements in relation to lock-up restrictions set out in the Pfizer SHA, which is a Shareholder-Approved Arrangement, and so, in aggregate with the other Related Party Transactions, requires Shareholder approval to the extent they involve Pfizer. See paragraph 14.11 of this Part 7 (Additional Information) below for further information on the Lock-up Deed.

Pfizer Exchange Agreement

Subject to and shortly after completion of the Demerger, a series of share-for-share exchanges will occur pursuant to the Share Exchanges in order to rationalise Haleon’s shareholding structure such that GSK, the SLPs and Pfizer will hold their remaining interests in the Consumer Healthcare Business by holding shares in Haleon, as the listed parent company. The Pfizer Exchange Agreement is a new arrangement between GSK and Pfizer and so, in aggregate with the other Related Party Transactions, requires Shareholder approval as a related party transaction to the extent it involves Pfizer. See paragraph 15.1(C) of this Part 7 (Additional Information) below for further information on the Pfizer Exchange Agreement.

NEBA Amendment Agreement

On or around the date of this document, GSK, CH JVCo and Pfizer entered into an amendment agreement (the “NEBA Amendment Agreement”) to the net economic benefit arrangement letter agreement dated 31 July 2019. These amendments included changes to the governance, operation and expected transfer timings of certain businesses, assets, liabilities and employees that were included in the original perimeter of the GSK/Pfizer JV as contemplated in the Pfizer SAPA, but for certain regulatory and other local market commercial reasons will not legally transfer from the GSK Group to the Haleon Group until a date following the Demerger. The NEBA Amendment Agreement amends certain Shareholder-Approved Arrangements and so, in aggregate with the other Related Party Transactions, requires Shareholder approval to the extent it involves Pfizer.

8.	ADS HOLDERS

Certain GSK Shares are traded in the United States in the form of GSK ADSs evidenced by ADRs. Each GSK ADS represents two GSK Shares. ADS Holders are encouraged to consult their own legal and tax advisers.

8.1	Participation in the General Meeting

ADS Holders on the ADR Register as at the ADS Holder Voting Record Time may join and participate in the General Meeting electronically via the Lumi General Meeting website or in person. Such ADS Holders should refer to the GSK ADS Holder General Meeting Guide enclosed with the Voting Instruction Card for full details on how to join and participate in the General Meeting.

ADS Holders on the ADR Register may vote through the Depositary using the Voting Instruction Card which must be returned by 12 p.m. (New York City time) on Thursday 30 June 2022. Alternatively, ADS Holders may vote electronically by following the instructions set out on the Voting Instruction Card. The return of a completed Voting Instruction Card will not prevent ADS Holders from participating in the General Meeting but if they vote in advance they will not be able to vote again or change their vote at the General Meeting. Any ADS Holder wishing to vote at the General Meeting should not return a completed Voting Instruction Card in advance.

ADS Holders on the ADR Register can vote during the General Meeting by logging in to the Lumi General Meeting website or by depositing a completed poll card when exiting the auditorium at the physical meeting, provided they have not voted in advance.

ADS Holders wishing to ask a question at the General Meeting may do so via the Lumi General Meeting website, either in advance of or during the meeting, or in person at the General Meeting. For more information, please refer to the GSK ADS Holder General Meeting Guide.

If you hold GSK ADSs with a bank, broker or nominee you should contact your bank, broker or nominee service provider for information on how to vote your GSK ADSs. In certain circumstances you may be able to participate in the General Meeting.

8.2	Participation in the Demerger

If you are an ADS Holder at the ADS Holder Record Time, you will be entitled to receive newly-issued Haleon ADSs in the Demerger. Beginning on the trading day prior to the ADS Holder Record Time and continuing up to (but excluding) the trading day that is two trading days prior to the ADS Distribution Date, it is expected that GSK ADSs will trade on the “regular-way” market with the entitlement to receive Haleon ADSs in connection with the Demerger. Beginning on the trading day that is two trading days prior to the ADS Distribution Date and continuing up to and including the ADS Distribution Date, it is expected that GSK ADSs will trade on the “ex-distribution” market without the entitlement to receive Haleon ADSs in connection with the Demerger. Please note, therefore, if you sell GSK ADSs on the “regular-way” market, you will also be selling your right to receive Haleon ADSs in connection with the Demerger.

If you own GSK ADSs as at the ADS Holder Record Time and sell or otherwise dispose of your GSK ADSs on the “ex-distribution” market, up to and including the ADS Distribution Date, you will still receive the Haleon ADSs that you would be entitled to receive in respect of your ownership, as at the ADS Holder Record Time, of the GSK ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your GSK ADSs prior to the ADS Distribution Date.

Following its receipt of the Haleon Shares, the Depositary will instruct the Depository Trust Company (the “DTC”) to credit your custody account with the whole number of Haleon ADSs you are entitled to receive in the Demerger. The allocation of Haleon ADSs to your custody account will settle via the DTC system shortly after the ADS Distribution Date.

If you hold GSK ADSs in a securities account with a financial institution that is a participant in DTC (a “DTC Participant”), the DTC Participant through which you hold your GSK ADSs will allocate the Haleon ADSs to your broker or other securities intermediary’s account, and your broker or other securities intermediary will credit the number of Haleon ADSs to which you are entitled to your account. Please contact your broker or other securities intermediary for further information about your account and when you will be able to begin trading your Haleon ADSs.

If your GSK ADSs are registered with the Depositary, the Depositary will distribute a book entry statement to you reflecting your entitlement to Haleon ADSs. You will not receive a certificate in respect of your Haleon ADSs.

If your GSK ADSs are registered with the Depositary and you have automatic withdrawals for optional cash purchases set up, please note these will not be carried over to your Haleon ADSs.

Suspension of Issuance and Cancellation of GSK ADSs

The Depositary will suspend the issuance and cancellation of GSK ADSs from Thursday 14 July 2022 until Monday 25 July 2022. This means that during this time, you will not be able to convert your GSK ADSs into GSK Shares, surrender your GSK ADSs and receive underlying GSK Shares, or deposit your GSK Shares and receive GSK ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your GSK ADSs during this period.

Treatment of Fractional Haleon ADSs

The Demerger may result in fractional entitlements of Haleon ADSs for certain ADS Holders. Fractional Haleon ADSs will not be distributed. Instead, the Depositary will aggregate fractional Haleon ADSs into whole Haleon ADSs, sell such whole Haleon ADSs in the open market at prevailing rates as soon as administratively feasible following the Demerger and distribute the net cash proceeds from the sales pro rata to each ADS Holder who would otherwise have been entitled to receive fractional Haleon ADSs in the distribution.

Listing of Haleon Shares and Haleon ADSs

As at the date hereof no public market for the Haleon ADSs exists. The Haleon Group has applied to list the Haleon ADSs on the NYSE.

It is expected that Haleon ADSs will commence “regular-way” trading on a standalone basis on the NYSE at market open on Friday 22 July 2022. In addition, it is expected that Haleon ADSs will begin trading on a “when-issued” basis on the NYSE from market open on Monday 18 July 2022 and continue up to and including the ADS Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorised but not yet issued. If you are an ADS Holder at the ADS Holder Record Time, you would be entitled to receive Haleon ADSs in connection with the Demerger. You may trade this entitlement to receive Haleon ADSs, without trading the GSK ADSs you own, in the “when-issued” market at market open. On the first trading day following the ADS Distribution Date, it is expected that “when-issued” trading with respect to Haleon ADSs will end and “regular-way” trading in Haleon ADSs will begin.

The Haleon Group may use a specialist firm to make a market in the Haleon ADSs on the NYSE to facilitate sufficient liquidity and maintain an orderly market in Haleon ADSs throughout normal NYSE trading hours.

The Haleon ADSs distributed to ADS Holders will be freely transferable, except for Haleon ADSs received by individuals or entities that are Haleon’s affiliates. Individuals or entities that may be considered Haleon’s affiliates after the Separation include individuals or entities that control, are controlled by or are under common control with Haleon, as those terms generally are interpreted for US federal securities law purposes. These individuals or entities may include some or all of Haleon’s directors and executive officers and significant shareholders. Individuals or entities that are Haleon’s affiliates will be permitted to sell their Haleon ADSs only pursuant to an effective registration statement under the US Securities Act of 1933, as amended (the “US Securities Act”) or an exemption from the registration requirements of the US Securities Act.

8.3	Impact of the GSK Share Consolidation

The GSK Share Consolidation will not result in a change to the ratio of GSK Shares represented by each GSK ADS. However, following the GSK Share Consolidation becoming effective, the Existing GSK Shares held by the Depositary will be replaced with a smaller number of New GSK Shares. As a result, ADS Holders will, upon cancellation of their existing GSK ADSs, be issued with and receive a smaller number of new GSK ADSs in such amount as represents their holding following the GSK Share Consolidation.

Fractions of new GSK ADSs will not be issued to ADS Holders. All fractions to which holders of existing GSK ADSs would otherwise have been entitled will be aggregated and sold in the market by the Depositary as soon as administratively feasible after the GSK Share Consolidation becomes effective and the net proceeds of sale will be paid to the ADS Holders entitled thereto.

Following the GSK Share Consolidation becoming effective, the Depositary will mail a letter of transmittal to those ADS Holders on the ADR Register currently holding their GSK ADSs in certificated form regarding the mechanics of surrendering their certificated GSK ADSs for new GSK ADSs and instructions related thereto. For those ADS Holders on the ADR Register currently holding their GSK ADSs in book-entry form (i.e. through the direct registration system (“DRS”)), the Depositary will automatically cancel the existing GSK ADSs and mail a new DRS statement reflecting the number of new GSK ADSs to be credited to the holder’s account. No action will be necessary on the part of ADS Holders on the ADR Register unless their GSK ADSs are in certificated form. If ADS Holders on the ADR Register currently holding their GSK ADSs in certificated form do not surrender their certificates for cancellation, they will not receive new GSK ADSs and all dividends with respect thereto will be held by the Depositary until such time as they surrender their certificates for cancellation or the respective entitlement is escheated to the appropriate state. The Depositary will distribute a book entry statement to you reflecting your entitlement to Haleon ADSs. You will not receive a certificate in respect of your Haleon ADSs. ADS Holders who hold their GSK ADSs via a bank, broker or nominee must rely on the procedures of such bank, broker or other nominee service provider.

The Depositary will, upon surrender of the existing GSK ADSs for cancellation, cancel such existing GSK ADSs and deliver new GSK ADSs. A cancellation fee of 2 cents per existing GSK ADS surrendered will be charged for cancellation of existing GSK ADSs and delivery of new GSK ADSs.

It is expected that “regular-way” trading with respect to existing GSK ADSs will end on Tuesday 19 July 2022 and that “regular-way” trading with respect to new GSK ADSs will commence on the NYSE at market open on Friday 22 July 2022. In addition, it is expected that new GSK ADSs will begin trading on a “when-issued” basis on the NYSE from market open on Tuesday 19 July 2022 and continue up to and including Thursday 21 July 2022.

9.	SHARE CAPITAL OF HALEON AND CAPITAL REDUCTION

As at the date of this document, Haleon’s entire issued share capital is sixteen ordinary shares of £1.25 each.

Prior to Admission, it is expected that the four initial shareholders of Haleon will pass a special resolution of Haleon approving the Capital Reduction pursuant to section 641(1)(b) of the Companies Act. Implementation of the Capital Reduction is conditional on:

(A)	Admission having occurred;

(B)	the Court having granted the Court Order confirming the Capital Reduction; and

(C)	Companies House having issued a certificate of registration registering the Capital Reduction.

The purpose of the Capital Reduction is to create additional distributable reserves in Haleon, which Haleon can then use to support future distributions to shareholders in accordance with its stated dividend policy (for information on the Haleon dividend policy, please see paragraph 6.3 of Part 1 (Letter from the Chair)). It is expected that aggregate distributable reserves of up to approximately £29.4 billion will be created by the Capital Reduction.

The Capital Reduction is expected to be confirmed by the Court as soon as practicable after Admission, subject to court availability for scheduling a hearing date, and an application to register the Capital Reduction, including a copy of the Court Order and the required statement of capital approved by the Court, will be delivered to Companies House as soon as practicable thereafter. Companies House is required to register the Capital Reduction on delivery of the Court Order and statement of capital, and will issue a certificate of registration registering the Capital Reduction pursuant to section 649(5) and (6) of the Companies Act. The Capital Reduction will take effect upon Companies House registering the Court Order and accompanying statement of capital, at which point the nominal value of each Haleon Share will be reduced from £1.25 to 1 pence.

10.	GSK FACILITIES AND LOANS

GSK, along with GlaxoSmithKline Capital plc, GSK Capital K.K. and GSK Capital B.V. are issuers under a £20 billion Euro Medium Term Note programme, pursuant to which they may issue notes from time to time. As at 31 March 2022, £10.6 billion of notes were in issue under this programme (converted into Sterling using the prevailing spot rate of exchange at the date of issuance, as applicable).

The GSK Group also has, as at 31 March 2022:

•	$15.75 billion of notes in issue under a US shelf registration;

•	12 medium-term revolving credit facilities with a total commitment of £1.92 billion (reducing to £1.62 billion following the Demerger);

•	12 short-term credit facilities with a total commitment of $2.52 billion (reducing to $2.22 billion following the Demerger);

•	a $10 billion US commercial paper programme, of which $nil is in issue; and

•	a £5 billion Euro commercial paper programme, of which £nil is in issue.

11.	LITIGATION AND OTHER PROCEEDINGS OF THE POST-DEMERGER GSK GROUP

Save as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which GSK is aware) during the period covering the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on GSK’s and/or the Post-Demerger GSK Group’s financial position or profitability.

The Group is currently, and may from time to time be, involved in significant legal and administrative proceedings, principally product liability, intellectual property, antitrust, tax, securities law, employment and governmental investigations, as well as related private litigation, further details of which are set out below. The Group makes provision for these proceedings on a regular basis, as noted below. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. In particular, the Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

At 31 December 2021, the Group had £196 million of provisions for legal disputes and other matters, including amounts relating to legal and administrative proceedings.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts. If this were to happen, it could have a material adverse impact on the results of operation of the Group in the reporting period in which the judgments are incurred or the settlements entered into.

Intellectual Property

11.1	Coreg

In 2014, GSK initiated suit against Teva Pharmaceuticals USA, Inc (“Teva”) for inducing infringement of its patent relating to the use of carvedilol (Coreg) in decreasing mortality caused by congestive heart failure. In June 2017, the case proceeded to a jury trial in the US District Court for the District of Delaware. The jury returned a verdict in GSK’s favour, awarding GSK lost profits and reasonable royalties for a total award of $235.51 million.

On 29 March 2018, the trial judge ruled on post-trial motions filed by Teva and found that substantial evidence at trial did not support the jury’s finding of induced infringement, overturning the jury award. GSK appealed, and, on 2 October 2020, a divided panel of the Court of Appeals for the Federal Circuit reversed the district court’s ruling and reinstated the jury award in GSK’s favour.

On 2 December 2020, Teva filed a petition for rehearing en banc. The court granted Teva’s petition, but only for a rehearing by the three-member panel that issued the original decision. On 5 August 2021, the original panel issued its rehearing opinion where the majority again reinstated the jury’s damages award of $235.51 million in GSK’s favour. Teva filed a petition for rehearing en banc which was rejected by the Court of Appeals for the Federal Circuit on Friday 11 February 2022. The Federal Circuit subsequently remanded the case to the US District Court for the District of Delaware for further proceedings, including for a bench trial on Teva’s equitable estoppel defence.

Teva has a 90 day period from Friday 11 February 2022 in which to file a petition for certiorari to the Supreme Court of the United States. On Friday 29 April 2022 Teva filed an application with the Supreme Court for an extension until Monday 11 July 2022 to file its petition for certiorari, which was granted.

11.2	Dolutegravir proceedings

Tivicay/Triumeq

In 2017, ViiV received patent challenge letters under the Hatch-Waxman Act from Cipla Limited, Dr. Reddy’s Laboratories and Apotex Inc. for Triumeq and Tivicay; letters from Lupin Limited (“Lupin”) and Mylan N.V. for Triumeq; and a letter from Sandoz for Tivicay. ViiV lists two patents in the FDA Orange Book for Tivicay and Triumeq. One patent covers the molecule dolutegravir and expires on 5 October 2027. The second patent claims a crystal form of dolutegravir and expires on 8 December 2029. All the letters challenged only the later-expiring crystal form patent. Several of the generic companies allege only that the crystal form patent is invalid, while others claim the crystal form patent is both invalid and not infringed by their proposed products. In 2017, ViiV filed patent infringement suits against all six generic companies. Settlements have been reached in all litigations.

In September 2021, ViiV received a paragraph IV letter from Lupin relating to the Tivicay 5 mg dosage for oral suspension, challenging only the crystal form patent. On 2 November 2021, ViiV filed suit against Lupin in the US District Court for the District of Delaware. No trial date has yet been set and the trial is not expected to take place in 2022.

Dovato

In September 2019, ViiV received a paragraph IV letter from Cipla relating to Dovato and challenging only the crystal form patent. On 4 November 2019, ViiV filed suit against Cipla in the US District Court for the District of Delaware. The parties have now settled the claims, and a discontinuance has been filed at the US District Court for the District of Delaware.

Juluca

In January 2020, ViiV received a paragraph IV letter from Lupin relating to Juluca and challenging the crystal form patent as well as a patent relating to the combination of dolutegravir and rilpivirine that expires on 24 January 2031. On 28 February 2020, ViiV filed suit against Lupin on both patents. The parties have now settled the claims, and a discontinuance has been filed at the federal court in Delaware.

On 12 June 2020, ViiV Healthcare received a paragraph IV letter from Cipla relating to Juluca and challenging the crystal form patent as well as a patent relating to the combination of dolutegravir and rilpivirine that expires on 24 January 2031. On 22 July 2020, ViiV Healthcare filed suit against Cipla on both patents. No trial date has been set.

Litigation against Gilead Sciences, Inc.

On 7 February 2018, ViiV filed patent infringement litigation regarding bictegravir against Gilead in the US District Court for the District of Delaware and Canadian federal court. ViiV alleged that Gilead’s triple combination human immunodeficiency virus (“HIV”) drug containing the HIV integrase inhibitor bictegravir infringes ViiV’s patent covering dolutegravir and other compounds that include dolutegravir’s unique chemical scaffold. ViiV also commenced actions in the UK, France, Germany, Japan, Ireland, South Korea and Australia against Gilead, alleging that Gilead’s Biktarvy infringes certain of ViiV’s HIV integrase inhibitor patents. ViiV has agreed to settle the global patent infringement litigation between GSK, Shionogi & Co. Limited (a shareholder of ViiV) (“Shionogi”) and Gilead concerning ViiV patents relating to dolutegravir.

Please see paragraph 14.17 of this Part 7 (Additional Information) below for a summary of the Global Settlement and Licence Agreement.

Product Liability

Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become, or be claimed by some to be, evident. The Group is currently a defendant in a number of product liability lawsuits related to its pharmaceutical, vaccines and consumer healthcare products. The most significant of those matters are described below.

11.3	Avandia

There are two pending US class actions brought by third-party payers which assert claims under the Racketeer Influenced and Corrupt Organizations Act and state consumer protection laws. In December 2019, the Third Circuit Court of Appeals reversed the summary judgments granted in favour of the Group and remanded the third-party payer cases back to the district court. Discovery is underway in the district court but no trial dates have yet been set. It is possible that a class certification hearing will be held in early 2023.

11.4	Zantac litigation

In 2019, the Group was contacted by several regulatory authorities regarding the detection of N-Nitroso-dimethylamine (“NDMA”) in Zantac (ranitidine) products. Based on information available at the time and correspondence with regulators, the Group made the decision to suspend the release, distribution and supply of all dose forms of Zantac to all markets pending the outcome of the ongoing tests and investigations. Also, as a precautionary action, the Group made the decision to initiate a voluntary pharmacy/retail level recall of Zantac products globally.

On Thursday 30 April 2020, the European Medicines Agency (the “EMA”) recommended the suspension of ranitidine medicines. Following the publication of the EMA’s recommendation, the Group communicated a decision not to re-enter the market. In the US, the FDA requested that all manufacturers withdraw ranitidine products from the market.

GSK, GlaxoSmithKline LLC, GlaxoSmithKline (America) Inc. and/or Pfizer have been named as defendants (alongside other manufacturers of ranitidine, as well as retailers and distributors) in over 2,200 US personal injury lawsuits involving Zantac. There are also numerous unfiled claims added to a registry implemented by the court presiding over the Zantac MDL proceeding. Class actions alleging economic injury and medical monitoring have also been filed in federal court. Outside the US, there are seven class actions (two active) and forty individual actions pending in Canada, along with a class action in Israel.

On Thursday 6 February 2020, the US product liability litigation was assigned MDL status in the Southern District of Florida. On Monday 24 August 2020, the Group and the Pfizer Group filed motions to dismiss the MDL claims based on innovator liability, pre-emption and deficiencies in the pleadings. On Thursday 31 December 2020 and Friday 8 January 2021, the court granted the Group’s and the Pfizer Group’s motion on innovator liability, the generic defendants’ motion on pre-emption and the motion of all defendants on deficiencies in the pleadings with leave to replead. Plaintiffs have filed notices of appeal related to the decisions on innovator liability and generic pre-emption. Plaintiffs filed amended master complaints, which the defendants moved to dismiss on Wednesday 24 March 2021. On Wednesday 30 June 2021, the court issued its rulings on the additional motions. The court granted the Group’s and the Pfizer Group’s motions to dismiss on innovator liability and “failure to warn through the FDA” claims. The court also dismissed the claim under the Racketeer Influenced and Corrupt Organizations Act with prejudice.

On Friday 20 March 2020, the Department of Justice (the “DOJ”) sent the Group notice of a civil investigation it had opened into allegations of False Claims Act violations by the Group related to Zantac. On Thursday 18 June 2020, the DOJ served a civil investigative demand on the Group, formalising its request for documents. On the same day, the New Mexico Attorney General filed a lawsuit against multiple defendants, including the Group and the Pfizer Group, alleging violations of state consumer protection and false advertising statutes, among other claims. The City of Baltimore filed a similar action on Thursday 12 November 2020.

In addition to the product liability cases filed in the MDL, cases have been filed against the Group and the Pfizer Group in several State Courts, including a consolidated action in California State Court. The first trial in relation to Zantac is set to commence on Monday 22 August 2022 in the Circuit Court of the Third Judicial District, Madison County, Illinois, followed by the first trial in the Superior Court of California, Alameda, scheduled to commence in February 2023, with three further bellwether trials to be scheduled in 2023.

With respect to the US, the OTC rights to Zantac were originally owned by a joint venture established between the Group and Warner Lambert in 1993. Following the grant of FDA approval for the OTC formulation in 1995, OTC Zantac was marketed by the GSK-Warner Lambert joint venture until 1998 when the joint venture was terminated and, following which, Warner Lambert retained the exclusive rights to the OTC product. In 2000, Warner Lambert was acquired by Pfizer. In 2006, Johnson & Johnson acquired Pfizer’s OTC business, including the rights to OTC Zantac, which were on-sold to Boehringer Ingelheim as a condition to merger control approval. In 2017, Boehringer Ingelheim sold its consumer healthcare business (including OTC Zantac) to Sanofi.

Under the Pfizer SAPA, CH JVCo is required to indemnify the Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities”, further detail on which is set out in paragraph 14.2 of this Part 7 (Additional Information) below.

Whilst Pfizer and GSK have each served CH JVCo with notice of potential claims under the relevant indemnification provisions in the Pfizer SAPA in relation to possible liabilities connected with OTC Zantac, it is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) that CH JVCo may have to the Group and/or the Pfizer Group under the relevant indemnities. This is due to a number of factors and uncertainties, including:

(A)

the complex factual matrix relating to the third-party tort claims and the implications of the history of ownership of the US OTC Zantac rights, including: (i) the inability to establish whether the patients took the OTC and/or the prescription Zantac product and over what period(s); (ii) the application of (and interaction between) the various liability allocation and indemnification regimes entered into in connection with the successive transfers of ownership of US OTC Zantac, as well as under the Pfizer SAPA; and (iii) how that complex factual matrix and/or ownership history interacts with the terms of the Pfizer SAPA to determine the application and scope of CH JVCo’s indemnification obligations to the GSK Group and/or the Pfizer Group; and

(B)	the current status of the respective proceedings, which remain at an early stage.

11.5	Zofran

The Group was a defendant in over 400 product liability cases involving Zofran pending in an MDL proceeding in the District of Massachusetts. The cases alleged that children suffered birth defects due to their mothers’ ingestion of Zofran and/or generic ondansetron for pregnancy-related nausea and vomiting. Plaintiffs asserted that the Group sold Zofran knowing it was unsafe for pregnant women, failed to warn of the risks and illegally marketed Zofran “off-label” for use by pregnant women.

On 1 June 2021, the MDL court granted the Group’s motion for summary judgment on federal pre-emption grounds. The MDL court found that the FDA was fully informed of all relevant safety information regarding Zofran and had repeatedly rejected any attempt to add a birth defect warning to the label. The court granted judgment for the Group in all cases pending in the MDL and closed the MDL proceeding. On 1 July 2021, plaintiffs filed an appeal of the pre-emption decision to the United States Court of Appeals for the First Circuit. The appeal is pending.

The Group is also a defendant in two state court cases and four proposed class actions in Canada.

Sales and marketing and regulation

The Group’s marketing and promotion of its Pharmaceutical and Vaccine products are the subject of certain governmental investigations and private lawsuits brought by litigants under various theories of law.

11.6	GSK Korea – Proceedings under Fair Trade Laws

In August 2020, GSK Korea was indicted under Korea’s Monopoly Regulation and Fair Trade laws in relation to government tenders of human papillomavirus vaccine (Cervarix) and pneumococcal conjugate vaccine (Synflorix) in 2018 and 2019. The prosecutor has alleged that GSK Korea, through the actions of at least one of its employees, interfered with the tender process under the National Immunisation Programme by using “straw bidders”.

One employee also has been charged in his individual capacity by the prosecutor in relation to the same matter. Further, a number of wholesalers are co-defendants in the proceedings. The Korea Fair Trade Commission also has commenced an investigation of GSK Korea regarding the same matter. GSK Korea is cooperating with the authorities on these matters. Proceedings are ongoing.

Antitrust/competition

Certain governmental actions and private lawsuits have been brought against the Group alleging violation of competition or antitrust laws.

11.7	Lamictal

Purported classes of direct purchasers filed suit in the US District Court for the District of New Jersey alleging that the Group and Teva unlawfully conspired to delay generic competition for Lamictal, resulting in overcharges to the purchasers, by entering into an allegedly anti-competitive reverse payment settlement to resolve patent infringement litigation. A separate count accuses the Group of monopolising the market.

On Thursday 13 December 2018, the trial judge granted plaintiffs’ class certification motion, certifying a class of direct purchasers. The Group filed a Rule 23(f) motion in the Court of Appeals for the Third Circuit, challenging the class certification decision. On Wednesday 22 April 2020, the Court of Appeals for the Third Circuit vacated the district court’s grant of class certification and remanded the issue back to the district court for further analysis.

On Friday 9 October 2020, the district court heard argument on plaintiffs’ renewed motion for class certification after remand. On Friday 9 April 2021, the district court denied plaintiffs’ motion for class certification of the putative direct purchaser class, leaving a potential class of brand-only purchasers. Plaintiffs moved to supplement their expert report and seek additional discovery to support the addition of certain generic purchasers. On Friday 21 January 2022, the district court denied plaintiffs’ motion to supplement their expert report and seek additional discovery and held that the issue of generic purchasers had already been decided and denied in the court’s ruling on decertification. The parties will now move to briefing on class certification as to the remaining brand-only purchasers.

11.8	Ventolin® and Arnuity Ellipta

Certain members of the GSK Group have been named as defendants in an anti-trust class action which was filed on Friday 20 May 2022 in the US District Court for the Western District of Missouri. The lawsuit asserts that such members of the GSK Group engaged in “device hopping”, whereby brand-name inhalers Ventolin® and Arnuity Ellipta allegedly gained unwarranted exclusivity by movement of active ingredients to new devices with purportedly new patent and regulatory time periods. It further asserts that the members used their alleged unlawfully obtained market exclusivity to charge artificially inflated prices for inhalers. The case is in a very early stage; GSK will defend against the allegations.

12.	LITIGATION AND OTHER PROCEEDINGS OF THE HALEON GROUP

Save as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Haleon is aware) during the period covering the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on Haleon’s and/or the Haleon Group’s financial position or profitability.

The Haleon Group is currently, and may from time to time be, involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust, securities law, employment and governmental investigations, as well as related private litigation, further details of which are set out below. The Haleon Group makes provision for these proceedings on a regular basis, as noted below. The Haleon Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Haleon Group is unable to make a reliable estimate of the expected financial effect at this stage. In particular, the Haleon Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

At 31 December 2021, the Haleon Group had £14 million of provisions for legal disputes and other matters, including amounts relating to legal and administrative proceedings.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Haleon Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Haleon Group’s financial accounts. If this were to happen, it could have a material adverse impact on the results of operation of the Haleon Group in the reporting period in which the judgments are incurred or the settlements entered into.

12.1	Zantac litigation

Please see paragraph 11.4 of this Part 7 (Additional Information) above for a summary of the Zantac litigation.

12.2	PPI litigation

Certain members of the Haleon Group are defendants in the ongoing proton pump inhibitor (“PPI”) litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, including acute kidney injury, chronic kidney disease or end-stage renal failure. As of January 2022, there are approximately 1,500 Prevacid24HR (OTC) personal injury lawsuits and approximately 2,300 Nexium 24HR (OTC) lawsuits filed and pending against the Haleon Group, nearly all of which are pending in an MDL in the District of New Jersey. In addition to the MDL cases, there is a small subset of cases pending in several State Courts.

Manufacturers of other PPIs, including both prescription and OTC products, are named as co-defendants in the MDL. The Haleon Group has filed motions to dismiss several hundred cases, but the MDL court has not yet ruled on those motions.

The first bellwether trial in the MDL is set for October 2022 and will focus on prescription products manufactured by other co-defendants. The Haleon Group and its Prevacid24HR (OTC) or Nexium 24HR (OTC) products will not be involved in the first trial. Additional trials involving other defendants, including the Haleon Group, may be scheduled for 2023 or 2024.

The Haleon Group divested the rights to Prevacid in the US in 2019, but retained certain historical litigation liabilities. Prevacid was originally acquired by the Haleon Group as part of the GSK/Novartis JV, and therefore, to the extent that the litigation, in whole or in part, gives rise to any liabilities that result from, or otherwise relate to, acts or omissions of the Novartis group, or any circumstances or events in existence or arising, in the period prior to completion of the GSK/Novartis JV, the Haleon Group may be entitled to indemnification by Novartis (subject to the applicable limitations and financial thresholds set out in the Novartis Contribution Agreement) (see paragraph 14.1 of this Part 7 (Additional Information) below).

12.3	German competition litigation

In 2013, GlaxoSmithKline Consumer Healthcare GmbH & Co. KG and other members of a working group, Körperpflege, Wasch-und Reinigungsmittel (“KWR”), of a German trade mark association, Markenverband e.V., were fined by the Federal Cartel Office of Germany, as a result of the exchange of certain information during meetings from 2004 to 2006. The information exchanged related primarily to annual terms negotiations with retailers and to the timing and the order of magnitude of list price increases. A total fine of approximately €63 million was imposed in 2013 on 15 companies, including €5.1 million against the Haleon Group.

Following the fine imposed by the Federal Cartel Office in 2013, the Haleon Group is party to eight active civil proceedings in Germany for damages against the Haleon Group and other manufacturers of branded drugstore products. The claimants allege that the exchange of information within KWR led to higher purchase prices being paid by the retailers, and therefore the Haleon Group and other KWR members are jointly and severally liable for potential damages. The proceedings are taking place in different courts across Germany and are at different stages.

Separate proceedings have been brought against the Haleon Group and certain other members of KWR by the insolvency administrator of Schlecker (formerly a large drugstore retailer in Germany) and other retailers, including Müller, Rossmann, Kaufland and Budnikowsky. Two of these actions have been dismissed in lower courts but are subject to appeal. For one of these actions, the Federal Court of Justice has set a date for the oral hearing on the appeal for Tuesday 5 July 2022. Two related proceedings brought by Norma have concluded as the claimants withdrew their action.

Additionally, the Haleon Group has intervened as a third party on the defendants’ side in three separate proceedings brought by Bartels-Langness and Kaufland (in two separate proceedings).

13.	NO SIGNIFICANT CHANGE

13.1	Post-Demerger GSK Group

There has been no significant change in the financial position or performance of the Post-Demerger GSK Group since 31 March 2022, being the date to which the latest financial information was published for the Post-Demerger GSK Group.

13.2	Haleon Group

There has been no significant change in the financial position or performance of the Haleon Group since 31 December 2021, being the date to which the latest financial information was published for the Haleon Group.

14.	MATERIAL CONTRACTS OF THE POST-DEMERGER GSK GROUP

The contracts listed below have been entered into by GSK or a member of the Post-Demerger GSK Group: (i) within the two years immediately preceding publication of this document and are material to GSK or any member of the Post-Demerger GSK Group; or (ii) at any time and contain any provision under which GSK or any member of the Group has any obligation or entitlement which is material to GSK or any member of the Post-Demerger GSK Group as at the date of this document, in each case not including contracts entered into in the ordinary course of business.

14.1	Novartis Contribution Agreement

Pursuant to a contribution agreement dated 22 April 2014 between GSK, Novartis and GSKCHH (as amended and restated on 29 May 2014 and 2 March 2015) (the “Novartis Contribution Agreement”), GSK and Novartis formed a joint venture combining the majority of GSK’s consumer healthcare business with all of Novartis’ OTC business (see paragraph 3 of Part 1 (Letter from the Chair) for further details) (the “GSK/Novartis JV”). GSKCHH was the entity through which both GSK and Novartis held their equity interests in the GSK/Novartis JV.

On 27 March 2018, GSK, Novartis, GSKCHH and the respective GSK and Novartis shareholders in the GSK/Novartis JV entered into a put option implementation agreement, pursuant to which the parties agreed that Novartis would be bought out of the GSK/Novartis JV for consideration of $13 billion (the “Novartis Buyout”). The Novartis Buyout completed on 1 June 2018.

Under the Novartis Contribution Agreement, Novartis provided indemnities to GSKCHH in respect of: (i) pre-completion liabilities and liabilities resulting from pre-completion actions in respect of the OTC business contributed by Novartis to the GSK/Novartis JV; and (ii) any pre-completion tax liabilities of the Novartis companies contributed by Novartis to the GSK/Novartis JV, in each case, subject to certain limited exceptions. These indemnities survived the Novartis Buyout and the creation of the subsequent GSK/Pfizer JV (see paragraph 14.2 of this Part 7 (Additional Information) below).

Following completion of the Novartis Buyout, GSKCHH released and discharged GSK from any and all existing and future obligations under (and waived any and all rights to make any claim under) the reciprocal indemnities that were provided by GSK to GSKCHH pursuant to the Novartis Contribution Agreement in respect of the business and companies contributed by GSK to the GSK/Novartis JV.

14.2	Pfizer Stock and Asset Purchase Agreement

Pursuant to a stock and asset purchase agreement dated 19 December 2018 and amended and restated on 31 July 2019 (the “Pfizer SAPA”), GSK, Pfizer and CH JVCo agreed to form a new global consumer healthcare joint venture (the “GSK/Pfizer JV”), through: (i) the acquisition by CH JVCo of the Pfizer Contributed CH Business (as defined below) from Pfizer; and (ii) the transfer by GSK to CH JVCo of those parts of the GSK Contributed CH Business (as defined below) not already owned by GSKCHH (the former holding company of the Haleon Group) following the creation of the GSK/Novartis JV. Completion of the transaction (“Pfizer Completion”) took place on 31 July 2019 (the “Pfizer Completion Date”).

Asset Perimeter: GSK Contributed CH Business

The “GSK Contributed CH Business” has the meaning given to “Purchaser Business” in the Pfizer SAPA, which was defined as follows:

(A)	the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling the products sold under the brand names listed for GSK in an annex to the Pfizer SAPA as conducted by GSK (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion;

(B)

the business reflected in certain specified financial statements of the GSK Contributed CH Business, including the assets, rights, properties, activities, operations and liabilities that comprised such business;

(C)

the business of marketing, commercialising, distributing and selling any over-the-counter healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products (the “Consumer Healthcare Products”) as conducted by GlaxoSmithKline Asia Private Limited (including pursuant to the Consignment Selling Agreement) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and

(D)

to the extent not otherwise reflected in the financial statements referred to in paragraph (B) above, the research and development of any Consumer Healthcare Products, as conducted by GSK (directly and indirectly) through its consumer healthcare business (directly or indirectly pursuant to a contractual arrangement with any other GSK business, to the extent of the GSK consumer healthcare business’ right pursuant to such contractual arrangement), as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded:

(i)

the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling pharmaceutical products to the extent such business and the economic benefit attached to such business was not reflected in the financial statements referred to in paragraph (B) above; and

(ii)	the excluded assets listed for GSK in an annex to the Pfizer SAPA, namely:

(a)	the assets within the scope of (and proceeds of) GSK’s divestment of the Horlicks brand and other consumer healthcare nutrition products in India to Unilever N.V. (which completed on 1 April 2020);

(b)	GlaxoSmithKline Consumer Healthcare Limited (GSK’s listed subsidiary in India);

(c)	GlaxoSmithKline Bangladesh Limited;

(d)	GlaxoSmithKline Consumer Nigeria plc;

(e)	Imitrex and Ventolin; and

(f)	certain manufacturing sites in Argentina, Brazil, Indonesia, India and Nigeria.

The parties subsequently agreed to transfer manufacturing sites in Indonesia, Argentina and Brazil into the Haleon Group – see section entitled “Asset Transfer Framework Agreement – Asset Perimeter – GSK Group to Haleon Group” in paragraph 14.4 of this Part 7 (Additional Information) below.

Asset Perimeter: Pfizer Contributed CH Business

The “Pfizer Contributed CH Business” has the meaning given to “Business” in the Pfizer SAPA, which was defined as the worldwide business of researching, developing, manufacturing, marketing, commercialising, distributing and selling:

(A)

the products sold under the brand names listed for Pfizer in an annex to the Pfizer SAPA, as conducted by Pfizer (directly and indirectly) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion; and

(B)

any over-the-counter consumer healthcare or medicine products, wellness products and other personal care, oral care, nutrition, skin health, cosmetic and related products, as conducted by Pfizer (directly and indirectly) through its Pfizer consumer healthcare business unit (directly or indirectly pursuant to a contractual arrangement with any other Pfizer business unit, to the extent of the Pfizer consumer healthcare business unit’s rights pursuant to such contractual arrangement) as of the date of the Pfizer SAPA and as of immediately prior to Pfizer Completion, but excluded:

(i)

any product marketed, commercialised, distributed or sold under the brands Diflucan One, Feldene Gel or Ponstan (or any other products containing the same or similar compounds as such products) in any jurisdiction;

(ii)

any pharmaceutical products or pharmaceutical products that have become or may in the future become, in whole or in part, over-the-counter products (other than the products included in the definition of “Business”); and

(iii)

any product containing any of the following compounds (or marketed, commercialised, distributed or sold under any of the following brands) in any jurisdiction: (a) Sildenafil citrate (Viagra); (b) Celecoxib (Celebrex); (c) Varenicline (Chantix/Champix); (d) Atorvastatin (Lipitor); (e) Gabapentin (Neutontin); and (f) Fesoterodine (Toviaz).

Representations and warranties

Pursuant to the Pfizer SAPA, GSK and Pfizer each gave customary and broadly reciprocal representations and warranties to each other and to CH JVCo. The majority of these representations and warranties have now since expired, other than certain fundamental warranties including in respect of title to the shares and assets contributed by GSK and Pfizer, respectively, to the Haleon Group, which are due to expire on 31 July 2022 (being the third anniversary of the Pfizer Completion Date).

Indemnities

Under the Pfizer SAPA, GSK and Pfizer each agreed to indemnify each other and the Haleon Group in respect of losses (other than losses relating to tax, which were subject to a separate regime – see below) relating to certain liabilities that the parties agreed would be retained by the GSK Group or the Pfizer Group, respectively, relating to, among other things: (i) the assets that were excluded from the GSK Contributed CH Business or the Pfizer Contributed CH Business respectively (as described above); (ii) liabilities under any pension or other employee benefit plans not sponsored by GSKCHH or another member of the Haleon Group, subject to certain exceptions; and (iii) any liabilities arising from any third party claim in respect of products containing talc or asbestos distributed or sold by the GSK Group or the Pfizer Group at any time before Pfizer Completion.

CH JVCo is required to indemnify the GSK Group and the Pfizer Group in respect of “Purchaser Liabilities” and “Assumed Liabilities”, which were defined as follows:

“Purchaser Liabilities” means any and all liabilities (other than certain specified exceptions – including those liabilities GSK agreed to indemnify the Haleon Group in respect of, as summarised above) of GSK or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Purchaser Business, where “Purchaser Business” has the meaning described above under the section entitled “Pfizer Stock and Asset Purchase Agreement—Asset Perimeter: GSK Contributed CH Business”; and

“Assumed Liabilities” means any and all liabilities (other than certain specified exceptions – including those liabilities Pfizer agreed to indemnify the Haleon Group in respect of, as summarised above) of Pfizer or any of its affiliates, whether arising prior to, on or after Pfizer Completion, to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Business, where “Business” has the meaning described above under “Pfizer Stock and Asset Purchase Agreement—Asset Perimeter: Pfizer Contributed CH Business”.

The Pfizer SAPA Amendment Agreement will also extend CH JVCo’s indemnification obligations in favour of GSK and Pfizer to include, among other things, all losses (other than losses relating to tax, which were subject to a separate regime (see below)) relating to liabilities to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Consumer Healthcare Business since Pfizer Completion, subject to certain exceptions (see paragraph 14.3 of this Part 7 (Additional Information) below).

In respect of tax, each of GSK and Pfizer provided an indemnity, subject to customary exclusions and limitations, to the Haleon Group in respect of, amongst other things, tax liabilities of the companies contributed to the GSK/Pfizer JV arising in respect of the period prior to Pfizer Completion.

CH JVCo retained its rights to indemnification against Novartis under the Novartis Contribution Agreement (see paragraph 14.1 of this Part 7 (Additional Information) above).

The indemnities provided by each of GSK, Pfizer and CH JVCo under the Pfizer SAPA will survive completion of the Demerger and Separation.

14.3	Pfizer SAPA Amendment Agreement

On or around the date of this document, GSK, Pfizer, CH JVCo and Haleon entered into the second amendment agreement to the Pfizer SAPA (the “Pfizer SAPA Amendment Agreement”) to implement certain amendments, including: (i) amendments to the Pfizer SAPA that were deemed appropriate as a result of the Haleon Group being an independent, separate business from the GSK Group and the Pfizer Group from Separation; (ii) amendments that were deemed appropriate as a result of an overlap with certain other ancillary agreements that are currently being entered into as part of the Separation; and (iii) to include Haleon in the Pfizer SAPA indemnity framework by way of a guarantee given by Haleon of CH JVCo’s indemnification obligations under the Pfizer SAPA.

Pursuant to the Pfizer SAPA Amendment Agreement:

(A)

CH JVCo’s indemnification obligations under the Pfizer SAPA (as described in paragraph 14.2 above under “Pfizer Stock and Asset Purchase Agreement — Indemnities”) shall be extended to include, among other things, all losses (other than losses relating to tax, which were subject to a separate regime) relating to liabilities to the extent resulting from or arising out of the past, present or future ownership, operation, use or conduct of the Consumer Healthcare Business since Pfizer Completion, subject to certain exceptions primarily related to liabilities retained by each of Pfizer and GSK, respectively, under the Pfizer SAPA; and

(B)

Haleon, which is deemed a ‘Purchaser Indemnified Party’ under the Pfizer SAPA and has the benefit of the indemnities given to CH JVCo under the Pfizer SAPA, has provided a guarantee of CH JVCo’s indemnity obligations under the Pfizer SAPA (as described in paragraph 14.2 above under “Pfizer Stock and Asset Purchase Agreement — Indemnities”), as amended by the Pfizer SAPA Amendment Agreement.

The Pfizer SAPA Amendment Agreement is conditional upon (among other things) the passing of the Related Party Transactions Resolution at the General Meeting and, if such approval is not obtained by 31 December 2022 or if GSK abandons the Separation prior to completion of the Demerger, the Pfizer SAPA Amendment Agreement shall automatically terminate.

The Pfizer SAPA Amendment Agreement also includes provisions related to the release of guarantees given by the Pfizer Group for the benefit of companies in the Haleon Group (or vice versa).

14.4	Asset Transfer Framework Agreement

On or around the date of this document, GSK, GSKCHH and CH JVCo entered into an asset transfer framework agreement (the “Asset Transfer Framework Agreement”), setting out the framework for transferring certain businesses, assets, liabilities and employees that were excluded from the original perimeter of the GSK/Pfizer JV as contemplated in the Pfizer SAPA and others that were included in the original perimeter of the GSK/Pfizer JV but had not yet legally transferred or to record the transfer of “wrong pocket” assets under the Pfizer SAPA (where a “wrong pocket” asset or liability is one that parties have identified as incorrectly being transferred, or not transferred, to the other party in line with the principles of the Pfizer SAPA), in each case from the GSK Group to the Haleon Group (see paragraph 14.2 of this Part 7 (Additional Information) above).

The Asset Transfer Framework Agreement also sets out the framework for transferring certain businesses, assets, liabilities and employees from the Haleon Group to the GSK Group to record the transfer of “wrong pocket” assets under the Pfizer SAPA, and to remove assets from the Haleon Group that do not relate to the Consumer Healthcare Business, in each case from the Haleon Group to the GSK Group.

Asset Perimeter - GSK Group to Haleon Group

The businesses, assets, liabilities and employees within the perimeter of the Asset Transfer Framework Agreement has the meaning given to “Transferring Businesses” and “Transferring Assets” in the Asset Transfer Framework Agreement, which include the following:

(A)	a certain manufacturing site in Indonesia;

(B)

certain distribution businesses relating to the Consumer Healthcare Business in Chile, Egypt, Peru, Morocco, Nigeria, Singapore, Vietnam, Laos and Cambodia, Uruguay, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Jamaica and Trinidad & Tobago (referred to as “alliance markets”);

(C)

certain employees and assets providing administrative and support services to the Consumer Healthcare Business by support services entities in the UK and US, and support service centre hubs in Costa Rica, India, Malaysia and Poland; and

(D)

certain assets and liabilities relating to PPE (plant, property and equipment) and people-related fixed assets to be transferred from the GSK Group to the Haleon Group, in Singapore, Philippines, Turkey, France, South Africa, Japan, Panama, Netherlands, Pakistan, Mexico, and Brazil.

There are also certain “wrong pocket” assets and liabilities that relate to the Consumer Healthcare Business and are within the Pfizer SAPA perimeter which transfer from the GSK Group to the Haleon Group, including:

(i)	GlaxoSmithKline Bangladesh Private Limited;

(ii)	certain intellectual property rights relating to the Consumer Healthcare Business’ brands; and

(iii)	certain marketing authorisations relating to the Consumer Healthcare Business’ products.

Certain manufacturing sites in Argentina and Brazil were agreed to transfer from the GSK Group into the Haleon Group following Demerger pursuant to the terms of a net economic benefit arrangement letter agreement dated on or around the date of this document and a Brazil asset transfer framework agreement dated on or around the date of this document (respectively). The terms on which these manufacturing sites in Argentina and Brazil will transfer into the Haleon Group are broadly in line with the terms of the Asset Transfer Framework Agreement.

Asset Perimeter – Haleon Group to GSK Group

The Asset Transfer Framework Agreement also transfers certain businesses, assets, liabilities and employees from the Haleon Group to the GSK Group, including:

(A)

certain “wrong pocket” assets and liabilities that do not relate to the Consumer Healthcare Business but currently sit within the Haleon Group (so these will be transferred from the Haleon Group to the GSK Group as part of the Separation), including certain intellectual property rights and marketing authorisations that do not relate to the Consumer Healthcare Business’ brands or products; and

(B)	certain assets and liabilities relating to GSK’s business in Sri Lanka.

Warranties

Pursuant to the Asset Transfer Framework Agreement, GSK gave CH JVCo customary business warranties relating to the Transferring Assets and Transferring Business (where “Transferring Assets” and/or “Transferring Businesses” has the meaning described above under the section entitled “Asset Transfer Framework Agreement—Asset Perimeter -

GSK Group to Haleon Group”), and CH JVCo gave GSK customary capacity warranties. Certain fundamental warranties given by GSK are due to expire in July 2025 (three years following the Demerger), and the remainder of the warranties are due to expire in October 2023 (15 months following the Demerger).

Indemnities

The Asset Transfer Framework Agreement contains a substantially equivalent indemnification regime to the Pfizer SAPA indemnification regime described above in paragraph 14.2 of Part 7 (Additional Information).

In respect of taxes relating to the “Transferring Assets” and/or “Transferring Businesses” (where “Transferring Assets” and/or “Transferring Businesses” has the meaning described above under the section entitled “Asset Transfer Framework Agreement—Asset Perimeter - GSK Group to Haleon Group”):

(A)	GSK and CH JVCo shall each be responsible for half of any transfer taxes imposed on the businesses, assets and liabilities transferred;

(B)

the transferee shall bear the cost of any VAT imposed on the transfers (except in the case of Egypt where the parties have agreed that the amount of any irrecoverable VAT shall be split equally between them); and

(C)

CH JVCo will assume all liabilities for taxes imposed with respect to the Transferring Businesses or the Transferring Assets (other than GlaxoSmithKline Bangladesh Private Limited), other than tax liabilities relating to the period pre-closing, which are retained by GSK.

Employees and pensions

The Asset Transfer Framework Agreement provides for the transfer of employees and associated employment-related liabilities from the GSK Group to the Haleon Group in relation to any employees transferring from the GSK Group to the Haleon Group, and reciprocal provisions in relation to employees transferring from the Haleon Group to the GSK Group, including provisions in respect of the apportionment of such inherited liabilities and associated reimbursements. It also addresses the treatment of equity awards under the GSK equity plan for the employees of the Haleon Group and the allocation of certain liabilities with respect to such awards.

The Asset Transfer Framework Agreement also provides for a transfer of unfunded pension liabilities from the GSK Group to the Haleon Group in relation to any employees transferring from the GSK Group to the Haleon Group, and a transfer of pension liabilities from the Haleon Group to the GSK Group in relation to employees transferring from the Haleon Group to the GSK Group. Where an employee transferring from the GSK Group to the Haleon Group is a member of a funded pension plan, the Asset Transfer Framework Agreement requires the parties to use their reasonable endeavours to procure the transfer of pension liabilities and assets attributable to such employees from the GSK Group pension plan to the Haleon Group pension plan (and vice versa in respect of an employee transferring from the Haleon Group to the GSK Group).

14.5	Pfizer Shareholders’ Agreement

The shareholders’ agreement, as amended or supplemented from time to time, in relation to the GSK/Pfizer JV was entered into on 31 July 2019 among GSKCHH, Pfizer, PFCHH, GSK and CH JVCo (the “Pfizer SHA”). The Pfizer SHA governs the relationship between the shareholders of CH JVCo and its ongoing management and operation. Pursuant to the SCIA (see paragraph 14.8 of this Part 7 (Additional Information) below), the parties have agreed that the Pfizer SHA will be terminated in its entirety with effect from Admission.

14.6	Demerger Agreement

GSK and Haleon entered into a demerger agreement on or around the date of this document (the “Demerger Agreement”) to effect the Demerger and to govern aspects of the relationship between GSK and Haleon following completion of the Demerger, including in respect of, among other things, confidentiality and certain indemnity obligations in connection with the issuance of shares by Haleon in connection with the Demerger. Certain aspects of the Demerger Agreement are conditional upon (among other things):

(A)	the passing of the Demerger Resolution and the Related Party Transactions Resolution by Shareholders at the GSK General Meeting;

(B)	the payment of certain interim dividends required to be paid by CH JVCo to GSKCHH and PFCHH ahead of Separation (including the Pre-Demerger Dividend);

(C)	approval of the Demerger Dividend by the GSK Board;

(D)	approval of the Competition Commission of India (the “India Condition”);

(E)	approval of the Korea Fair Trade Commission pursuant to certain South Korean merger control laws (the “South Korea Condition”);

(F)

approval of the Fair Trade Commission pursuant to certain Japanese merger control laws (the “Japan Condition” and, together with the India Condition and the South Korea Condition, the “Regulatory Conditions” and each a “Regulatory Condition”);

(G)	no order, injunction or decree issued by a governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Demerger being in effect;

(H)	the Sponsors’ Agreement and Haleon Sponsor’s Agreement not having terminated in accordance with their terms;

(I)

the FCA having acknowledged to Haleon or its agent (and such acknowledgement not having been withdrawn) that the application for Admission: (i) has been approved; and (ii) will become effective as soon as a dealing notice has been issued by the FCA and any Listing Conditions have been satisfied;

(J)	the LSE having acknowledged to Haleon or its agent (and such acknowledgement not having been withdrawn) that the Haleon Shares will be admitted to trading on its main market for listed securities;

(K)

(i) the Form 20-F having been declared effective by the SEC, and (ii) no stop order suspending its effectiveness being in effect, and no proceedings for such purpose being pending before or threatened by the SEC;

(L)	the ADSs having been approved for listing on the NYSE, subject only to official notice of issuance;

(M)

the Exchange Agreements having been duly executed, continuing to bind all parties thereto and having become unconditional in all respects (save for any condition relating to completion of the Demerger or the Demerger Agreement being unconditional) such that the Share Exchanges shall be capable of occurring, subject only to the due performance of the relevant agreement(s), and all parties thereto shall stand ready to perform such agreements and complete the Share Exchanges, no later than the Sunday after completion of the Demerger; and

(N)

the PFCHH Transfer having completed (provided that such condition will be deemed satisfied if the PFCHH Transfer has not completed by 8 p.m. London time on the date that is three (3) business days after satisfaction of the Regulatory Conditions).

In the event that any of the Regulatory Conditions remain unsatisfied at 8 p.m. on 12 July 2022, then:

(i)	completion of the Demerger shall be delayed past the currently expected time;

(ii)

completion of the Demerger shall instead take place at 8 p.m. (and in any event after the close of business in London) on the first Friday that is at least three (3) business days after satisfaction of all of the Regulatory Conditions, provided that all other conditions (except for any conditions which will only be satisfied on completion of the Demerger) are satisfied or deemed satisfied by such time, and further provided that none of the events specified in paragraphs (G), (H) and (K)(ii) above have occurred at such time (such Friday being the “Delayed Demerger Completion Date”); and

(iii)

the Share Exchanges shall be scheduled to occur on the first Sunday after the Delayed Demerger Completion Date and Admission shall be scheduled to occur on the first Monday after the Delayed Demerger Completion Date.

Subject to the Pfizer SHA, GSK has the right in its absolute discretion by notice to Haleon at any time prior to completion of the Demerger to terminate the Demerger Agreement in connection with an abandonment of the Demerger.

The Demerger Agreement contains certain customary indemnities under which GSK indemnifies Haleon in respect of liabilities, losses demands, claims, costs, taxes and damages arising, directly or indirectly, from or in consequence of certain claims.

The Demerger Agreement also sets out how guarantees given by the GSK Group for the benefit of companies in the Haleon Group (or vice versa) will be dealt with following the Demerger.

14.7	Tax Covenant

In accordance with the SCIA, GSK, CH JVCo, Haleon, GSKCHH and Pfizer entered into the Tax Covenant on or around the date of this document, which is to be effective from the time of the Demerger.

Subject to certain financial and other customary limitations, the Tax Covenant contains certain indemnities in respect of taxation given from GSK and Pfizer to Haleon (and vice versa) where it has been agreed that such taxes are properly allocable to the indemnifying party. Amongst other things, GSK and Pfizer provide Haleon with indemnities for tax arising (if any) pursuant to certain pre-Demerger reorganisation steps within the Haleon Group and the steps which comprise the Separation. As is customary for demerger transactions, Haleon will provide a more limited set of tax indemnities to GSK and Pfizer.

The indemnities in the Tax Covenant cover only liabilities which have been notified by the indemnified party to the indemnifying party by the end of the period ending 30 days after the expiry of the period specified by statute during which an assessment of the relevant underlying tax liability may be issued by the relevant tax authority or, if there is no such period, by the end of the period ending six years and 30 days after the end of the accounting period in which the Demerger occurs.

The Tax Covenant also imposes certain restrictions on Haleon, including certain restrictions with respect to actions following completion of the Demerger that could cause Separation to fail to qualify for its intended US federal income tax treatment. The restrictions primarily require Haleon to maintain the corporate structure of certain parts of the Haleon Group as it was immediately prior to the Demerger. For example, there are restrictions on liquidating certain subsidiaries of Haleon, or issuing or redeeming shares in those subsidiaries. In addition, there are restrictions on some intra-group disposals as well as non-ordinary course of business transactions. As a result of these restrictions (some of which could be in place for at least two years), Haleon’s ability to engage in certain transactions, such as the disposition of certain assets and certain repurchases of its stock, may be limited (although the Haleon Group will nonetheless be entitled to take actions which would otherwise be restricted if Haleon first (i) obtains the consent of (or, in certain instances, if it consults with) GSK or Pfizer (as applicable) or, in some cases, (ii) obtains an opinion from an appropriately qualified adviser or a ruling from the IRS regarding the tax consequences of the proposed actions which, in either case, is reasonably satisfactory to GSK or Pfizer (as applicable)). Although Haleon does not currently anticipate that these restrictions would have a material adverse impact on Haleon, these restrictions may reduce Haleon’s ability to engage in certain business transactions that otherwise might be advantageous.

The Tax Covenant also contains provisions on administrative matters and the conduct of tax authority audits or disputes (including, in each case, how the parties should bear the costs and expenses of the same). It also contains certain mechanical provisions to ensure that the tax indemnities in the Pfizer SAPA operate properly post-Demerger (i.e. once Haleon is the head of a standalone group).

14.8	Separation Co-operation and Implementation Agreement

The Separation Co-operation and Implementation Agreement (the “SCIA”) was entered into on or around the date of this document among GSK, Pfizer, Anacor, Haleon, GSKCHH, PFCHH and CH JVCo, and details certain actions to be taken and arrangements to be implemented to effect completion of, or which otherwise relate to, the Separation. The SCIA records the obligations of the parties relating to such matters and contains certain terms on which relations between the parties will be governed following completion of the Separation.

The parties to the SCIA have agreed to co-operate to achieve completion of the Separation and have undertaken to take all steps required, and to enter into (or procure the entry into of) all documents required, to effect the Separation.

The parties to the SCIA have agreed and acknowledged that GSK has, subject to the terms of the Pfizer SHA, the right in its absolute discretion by notice in writing to the other parties to the SCIA at any time prior to completion of the Demerger to abandon the Separation and, if GSK provides such notice, the SCIA shall automatically terminate.

The parties to the SCIA have agreed and acknowledged that they shall each take all actions that they are able to take (and shall procure so far as they are able to do so, that the members of each of their respective groups do the same), so that certain dividends to be declared and paid in connection with the Separation are so declared and paid prior to the commencement of the Demerger Completion Steps and, in respect of certain dividends, following receipt of certain regulatory approvals. In the event that any such dividends are in any respect defective or are susceptible to legal challenge, Haleon has agreed and has undertaken to take all possible lawful steps (including, without limitation, distributable reserves planning and management; rectification and ratification steps; and procuring that none of CH JVCo, GSKCHH or PFCHH or any other member of the Haleon Group take steps to seek recovery of prior dividend payments), such that any amounts received by any member of the GSK Group or any member of the Pfizer Group or to which they are entitled by way of dividend can be retained by the relevant member(s) of the GSK Group or the Pfizer Group (as applicable). Haleon has further agreed, subject to certain exceptions, to indemnify GSK, each member of the GSK Group, Pfizer and each member of the Pfizer Group from and against any and all liabilities and certain costs arising before, on, or after completion of the Separation in respect of: (i) any defect in, or any actual or potential claim, proceeding, suit or action brought by any member of the Haleon Group that arises out of or in connection with any of the relevant dividends; and (ii) any failure by Haleon to take all possible steps required by the SCIA to ensure that any amounts received by any member of the GSK Group or any member of the Pfizer Group by way of any relevant dividend can be retained by the relevant member(s) of the GSK Group and/or the Pfizer Group (as applicable).

The SCIA also sets out certain other rights and obligations of the parties relating to, among other things, information rights and confidentiality. Pursuant to the terms of the SCIA, Pfizer has certain rights to certain information regarding Haleon and the Haleon Group. Subject to certain exceptions, those rights will not apply if and when Pfizer and members of Pfizer’s group cease to hold, in aggregate, Haleon Shares or Haleon ADSs in respect of such Haleon Shares representing at least ten per cent. of the Haleon Shares in issue (or the ordinary shares of any ultimate holding company thereof from time to time).

The parties to the SCIA have agreed that the Pfizer SHA shall terminate with effect from Admission (without prejudice to any rights or liabilities arising under the Pfizer SHA prior to such termination) and that, notwithstanding any provision of the Pfizer SHA, the provisions of the Pfizer SHA that are expressly stated to continue after termination of the Pfizer SHA shall not continue and, instead, certain of such provisions shall be set out or otherwise implemented in the SCIA or other documents to be entered into in connection with the Separation.

14.9	GSK Exchange Agreement

See paragraph 15.1 of this Part 7 (Additional Information) below for a summary of the GSK Exchange Agreement.

14.10	Sponsors’ Agreement

In connection with the Separation and the GSK Share Consolidation, GSK and the Joint Sponsors entered into a Sponsors’ Agreement on or around the date of this document (the “Sponsors’ Agreement”), pursuant to which:

(A)	GSK appointed the Joint Sponsors as sponsors in connection with the Circular, and the Joint Sponsors accepted such appointment;

(B)	the Joint Sponsors have been granted all powers, authorities and discretions which are necessary for or incidental to the performance of their responsibilities under the Listing Rules;

(C)	GSK has agreed to deliver certain documents to the Joint Sponsors relating to the Circular and the Joint Sponsors’ responsibilities under the Listing Rules;

(D)	GSK has given customary representations, warranties, undertakings and indemnities to the Joint Sponsors; and

(E)

the Joint Sponsors have the right to terminate the Sponsors’ Agreement in certain circumstances prior to the Separation becoming effective. These circumstances include (amongst others): (i) any statement in this document (and certain associated announcements) has become or is discovered to be untrue, inaccurate or misleading in a manner which is material in the context of the GSK Group, the Separation, the GSK Share Consolidation, and this document and certain associated announcements; and (ii) the breach by GSK of any of the warranties or undertakings contained in the Sponsors’ Agreement where the effect of such breach, in the opinion of the Joint Sponsors (acting in good faith) is material in the context of the GSK Group, the Separation, the GSK Share Consolidation, this document and certain associated announcements or the Joint Sponsors’ roles.

14.11	Lock-up Deed

On or around the date of this document, GSK, Pfizer, the SLPs (the “Shareholder Parties”), Citi and Morgan Stanley entered into a lock-up deed (the “Lock-up Deed”). Pursuant to the Lock-up Deed, the Haleon Shares are subject to certain lock-up arrangements on customary terms. In particular, subject to certain exceptions, the Lock-up Deed prohibits the offer, sale, lending, pledging or other disposal of Haleon Shares and ADSs in respect of such Haleon Shares by the Shareholder Parties (and requires each of the Shareholder Parties to further procure that each member of its corporate group likewise abides by the same restrictions) for a period commencing on completion of the Share Exchanges and ending on the day after the earlier of: (i) 10 November 2022; and (ii) the date of the first announcement by Haleon of a quarterly trading update for a quarterly period ending after 30 June 2022. The Lock-up Deed provides that the lock-up may be released during such period (which shall apply pro rata to the Pfizer Group, on the one hand, and the GSK Group (including the SLPs), on the other hand, in accordance with their relative ownership of Haleon Shares as of the date of the release) upon the mutual written agreement of Citi and Morgan Stanley. For the avoidance of doubt, any transfer or other disposition of Haleon Shares and Haleon ADSs in respect of such Haleon Shares that occurs during any release from the lock-up restrictions pursuant to the Lock-up Deed or after the lock-up period shall be subject to the terms of the Orderly Marketing Agreement.

14.12	Transition Services Agreement

In connection with the Separation, GlaxoSmithKline Services Unlimited, GlaxoSmithKline LLC, GlaxoSmithKline Consumer Healthcare (Overseas) Limited and GlaxoSmithKline Consumer Healthcare Holdings (US) LLC entered into a Transition Services Agreement on or around the date of this document (the “Transition Services Agreement”), pursuant to which each group will provide limited services to the other on commercial terms and on an arms’ length basis for a transitional period, effective from completion of the Demerger.

Under the Transition Services Agreement, the GSK Group will provide services to the Haleon Group including: (i) the continued provision of and access to technology applications and platforms; (ii) the continued provision of various back office services and support across finance, facilities and office space; (iii) supply chain (including quality, warehouse, distribution and logistics support); and (iv) certain other services, including regulatory compliance and pharmacovigilance. The Haleon Group will also provide certain limited reverse services to the GSK Group.

Term and Termination

The Transition Services Agreement provides that the majority of services will be provided for a fixed period of not more than 12 months, and certain services may be extended subject to certain conditions. No fixed period service will continue beyond 24 months unless an extension is required as a result of force majeure, the service provider’s material breach, applicable law or an act or omission of a regulator. For event-based services, which are linked to an external trigger / event, the default position is that the service will be provided until such trigger / event occurs, plus an additional tail period of up to 6 months. These services can be extended for a period equalling 6 months (less the duration of any tail period).

The service recipient under the Transition Services Agreement may, with respect to any service, terminate (in whole or in part) such service: (a) for convenience upon giving at least 90 days’ notice to the service provider (such early termination may be subject to early termination costs); and (b) for services provided in connection with a delayed asset (i.e. an asset used by the service recipient to conduct the Consumer Healthcare Business as at the Demerger but which has not yet been transferred to the service recipient on the effective date of the Transition Services Agreement) provided 60 days’ notice is given to the service provider. The service provider may terminate a service (in whole or in part) in the event its contract with a subcontractor who provides the service is terminated. In addition, if a force majeure event arises, then where the service recipient has obtained the affected service(s) from a substitute source, the service recipient may terminate the agreement in respect of such affected service(s) if the service recipient wishes to continue with such substitute source, with the relevant exit costs under the applicable work package being paid to the service provider on termination.

Either the service provider or the service recipient may terminate the Transition Services Agreement upon prior written notice (in the case of limb (ii), of at least 90 days wherever possible) to the other party if: (i) the other party has materially breached or materially failed to perform any of its obligations under the agreement, and such breach has not been remedied within a cure period of at least 45 days after receipt of written notice of such failure by the non-breaching party; or (ii) the other party suffers an insolvency event. GlaxoSmithKline Services Unlimited is not entitled to terminate the agreement due to any non-compliance of the Consumer Healthcare Business with certain policies, procedures and practices of the service provider or its affiliates or applicable laws before the effective date of the Transition Services Agreement or any circumstances or conditions with respect to the Consumer Healthcare Business that existed prior to the effective date of the Transition Services Agreement, provided that GlaxoSmithKline Consumer Healthcare (Overseas) Limited must use all reasonable endeavours to remediate such noncompliance or conditions or circumstances.

Indemnities

Pursuant to the Transition Services Agreement, the service provider has agreed to indemnify the service recipient and its affiliates in respect of losses resulting from the fraud, gross negligence or wilful misconduct of the service provider or the service provider’s affiliates and subcontractors and certain liabilities relating to service provider employees.

Pursuant to the Transition Services Agreement, the service recipient has agreed to indemnify the service provider in respect of losses resulting from the provision of services under the Transition Services Agreement, except where such losses result from: (i) the fraud, gross negligence or wilful misconduct of the service provider or the service provider’s affiliates or subcontractors; (ii) a breach of the Transition Services Agreement or local country agreements by the service provider or the service provider’s affiliates or subcontractors; (iii) certain liabilities relating to service provider employees; or (iv) any third party intellectual property violation resulting from the service provider not seeking a required consent.

14.13	Manufacturing and Supply Agreements

In connection with the Separation, each of GlaxoSmithKline Trading Services Limited and GlaxoSmithKline Consumer Trading Services Limited entered into two separate (but mirrored in all material respects) Manufacturing and Supply Agreements with the other on or around the date of this document (each a “Manufacturing and Supply Agreement” and together, the “Manufacturing and Supply Agreements”). Pursuant to each Manufacturing and Supply Agreement, one party will, to the extent required, supply the other with pharmaceutical or Consumer Healthcare Products (as the case may be) from the relevant manufacturing sites owned by each group after the Demerger on commercial terms and on an arms’ length basis.

Each Manufacturing and Supply Agreement provides for the supply of pharmaceutical or Consumer Healthcare Products (as applicable) from the relevant sites at which the same products were manufactured prior to the Demerger and which have not transferred to the relevant party that requires receipt of the supply. The products will either be supplied on a full service or toll / consignment basis, with pricing subject to: (i) a margin applied to the standard cost (in the case of full service) or conversion cost (in the case of toll / consignment); and (ii) an annual price review and an annual payment, if net costs for materials and freight have increased.

Term and Termination

Each Manufacturing and Supply Agreement will run for an initial period of five years, with a potential extension for 12 months and otherwise, by agreement, terminable for convenience from year three, by either party, upon: (i) with respect to the GlaxoSmithKline Trading Services Limited to GlaxoSmithKline Consumer Trading Services Limited Manufacturing and Supply Agreement, giving 18 months’ written notice; and (ii) with respect to the GlaxoSmithKline Consumer Trading Services Limited to GlaxoSmithKline Trading Services Limited Manufacturing and Supply Agreement, giving 24 months’ written notice. Each party may otherwise terminate the agreement immediately: (i) in whole or in part (including on a product-by-product basis) at any time by mutual written agreement; (ii) for the other party’s material breach of the agreement or applicable law, which if capable of remedy, is not remedied within a cure period of 30 days; (iii) where the other party has failed to comply with anti-bribery and corruption requirements; (iv) if the other party suffers an insolvency event; (v) if a force majeure circumstance arises; or (vi) in respect of a specific product and relevant territory if: (x) the marketing authorisation for such product is revoked by a governmental entity due to a health, safety or efficacy concern; or (y) any governmental entity intervenes to prevent manufacture of that product for a significant technical or regulatory reason.

Warranties and Indemnities

Each Manufacturing and Supply Agreement contains customary warranty and indemnity provisions.

14.14	Orderly Marketing Agreement and OMA Side Letter

On or around the date of this document, GSK, Pfizer, and the SLPs entered into an orderly marketing agreement (the “Orderly Marketing Agreement”). The principal purpose of the Orderly Marketing Agreement is to regulate sales of Haleon Shares and ADSs in respect of such Haleon Shares by the parties after Admission, including ensuring that, where one party proposes to sell Haleon Shares, the other parties have the opportunity to participate in any such sale, subject to certain exceptions.

The key terms of the Orderly Marketing Agreement are as follows:

(A)

The parties have each undertaken that they shall (and shall procure that their respective associates shall), unless otherwise agreed, not sell any Haleon Shares (which, for the purposes of paragraphs 14.14(A) through 14.14(F), shall be deemed to include Haleon ADSs and, for the avoidance of doubt, shall not include the Non-Voting Preference Shares) without following the procedures set out in the Orderly Marketing Agreement, other than in the case of certain excluded sales. The agreement requires Pfizer to give notice to GSK (where Pfizer and/or its associates are proposing to sell Haleon Shares) and GSK to give notice to Pfizer (where GSK, one or more of the SLPs and/or their respective associates are proposing to sell Haleon Shares) (any such notice being a “Sale Notice”, and the parties intending to sell Haleon Shares specified in such notice the “Proposing Shareholders”) of any such proposed new sale of Haleon Shares (each such proposed sale being a “Sale Tranche”) in order to give the other parties the opportunity to participate in the proposed Sale Tranche on the same terms. This arrangement applies equally to bookbuilt sales and placings as to private sales.

(B)

Where one or more parties and/or their associates elect to participate in a Sale Tranche (those parties being “Participating Shareholders”), they are entitled to sell Haleon Shares as part of the Sale Tranche, up to a maximum number of Haleon Shares determined as described in paragraphs 14.14(C) to 14.14(F) (inclusive) below. For all calculations of entitlements to sell Haleon Shares under the Orderly Marketing Agreement, the Haleon Shares held by GSK and its associates are aggregated with those held by the SLPs and their respective associates and all references in paragraphs 14.14(C) to 14.14(F) (inclusive) to GSK’s associates include the SLPs and their respective associates.

(C)	The extent of a party’s right to participate in sales of Haleon Shares as part of any Sale Tranche depends upon whether the following conditions have been satisfied by the time of that Sale Tranche:

(i)	at least two separate Sale Tranches, have been completed (regardless of the parties that participated in any such Sale Tranches); and

(ii)

the Sale Tranche(s) completed as at the date on which the new Sale Tranche is proposed (together, the “Completed Sale Tranches”) have resulted in GSK and/or its associates receiving, in aggregate, net proceeds of not less than £1 billion or would have resulted in this threshold being met if GSK and/or its associates had participated in each Completed Sale Tranche to the fullest extent permitted under the terms of the Orderly Marketing Agreement,

(together, the “Allocation Basis Change Conditions”).

(D)

For Sale Tranches prior to satisfaction of the Allocation Basis Change Conditions, Pfizer (together with its associates) and GSK (together with its associates) are each entitled to participate in each Sale Tranche pro rata to their respective holdings of Haleon Shares as at the date of the relevant Sale Notice (the “Initial Allocation”) subject (where relevant) to the additional arrangements described in paragraph 14.14(F) below.

(E)

For Sale Tranches following satisfaction of the Allocation Basis Change Conditions, the parties’ respective entitlements to participate are allocated such that Pfizer (together with its associates) may sell Haleon Shares representing up to eighty per cent. (80%) of the Sale Tranche, with the remaining twenty per cent. (20%) being allocated to GSK (together with its associates) (the “Revised Allocation”).

(F)

If the Allocation Basis Change Conditions are not satisfied prior to a particular Sale Tranche, but such Sale Tranche would (taken together with any Completed Sale Tranches) result in GSK and/or its associates receiving, in aggregate, net proceeds from sales of Haleon Shares in excess of £2 billion (the “GSK Proceeds Cap”) on the notional basis that GSK and/or its associates were to participate in such Sale Tranche, and had participated in each Completed Sale Tranche, to the full extent permitted under the terms of the Orderly Marketing Agreement (such excess over the GSK Proceeds Cap being the “Excess Proceeds”) then, as regards that Sale Tranche, the parties respective entitlements to participate are allocated:

(i)	in line with the Initial Allocation until such point as the GSK Proceeds Cap would be reached on the basis set out above; and

(ii)	as regards any remaining portion of the Sale Tranche, in line with the Revised Allocation.

(G)

Where only the Proposing Shareholders are participating in a Sale Tranche, the parties other than the Proposing Shareholders are prohibited from selling any Haleon Shares for a period of 20 business days from the date of the relevant Sale Notice and are required to agree to any additional prohibitions on selling their Haleon Shares on the same terms as are required of the Proposing Shareholders by any financial intermediaries facilitating the proposed Sale Tranche, up to a maximum lock-up period of 90 days from the date of completion of the relevant sales.

(H)

For a bookbuilt sale or placing, the Proposing Shareholders and, if relevant, the Participating Shareholders are required to cooperate with each other in selecting the underwriter(s), bookrunner(s) and/or other adviser(s) (as required) to manage and execute a proposed Sale Tranche on the best overall terms and conditions. Where no agreement is reached, the Proposing Shareholders (acting together) are entitled to appoint one financial intermediary and the Participating Shareholders (acting together) are entitled to appoint a second financial intermediary. If the Haleon Shares to be sold by the Participating Shareholders represent, in aggregate, less than fifteen per cent. (15%) of the aggregate Haleon Shares to be sold pursuant to the Sale Tranche, the Proposing Shareholders are entitled to appoint all of the financial intermediaries.

(I)

For a bookbuilt sale or placing, the Participating Shareholders are required to cooperate in good faith to determine the maximum number of Haleon Shares to be sold as part of a Sale Tranche and the appropriate terms, including by taking into account the advice of any financial intermediaries. If the financial intermediaries recommend a reduction in the total number of Haleon Shares to be sold then this reduction is applied to the Participating Shareholders so as to preserve the allocation of sales as set out above in this paragraph 14.14.

(J)

Unless extended by written agreement between the parties, the Orderly Marketing Agreement terminates upon the earlier to occur of: (i) Pfizer and its associates holding, in aggregate, less than five per cent. (5%) of Haleon’s ordinary share capital; and (ii) GSK, the SLPs and their respective associates holding, in the aggregate, less than five per cent. (5%) of Haleon’s ordinary share capital.

(K)

The agreement provides for GSK to act on behalf of GSK’s associates and the SLPs in respect of: (i) sales of Haleon Shares by GSK’s associates and/or the SLPs; and (ii) any sales of Haleon Shares notified by Pfizer in which GSK’s associates and/or the SLPs may wish to participate. The SLPs are entitled, acting together, to nominate one of their number to act on their behalf in place of GSK for the purposes of exercising rights under the agreement. The agreement provides for Pfizer to act on behalf of its associates in the same way and allows Pfizer to nominate one of its associates to replace it in that role.

A side letter to the Orderly Marketing Agreement between GSK and the SLPs was entered into on or around the date of this document (the “OMA Side Letter”). As noted above, each of the SLPs are treated as a member of GSK’s group for the purposes of the capacity allocation provisions in the Orderly Marketing Agreement, and the SLPs accordingly exercise share sale and tag along rights under the Orderly Marketing Agreement through GSK as a single point of contact. The principal purpose of the OMA Side Letter is to determine how share sale and tag along rights in respect of sales of Haleon Shares are allocated as between GSK and the SLPs. Under the terms of the OMA Side Letter, for so long as one or more of the Proceeds Thresholds is outstanding and an SLP wishes to participate in a proposed sale of Haleon Shares (as regulated under the Orderly Marketing Agreement), the following allocation principles apply: (i) that SLP will have priority over GSK until its applicable Proceeds Threshold has been met; and (ii) the SLPs will be entitled to participate in sales of Haleon Shares pro rata by reference to the applicable Proceeds Threshold. After all of the Proceeds Thresholds have been reached, GSK will have full discretion over the process of deciding how sales of Haleon Shares should be allocated as between GSK and the SLPs.

14.15	SLP Agreements

On Friday 25 March 2022, GSK transferred 7,004 GSKCHH C Ordinary Shares (representing 11.03 per cent. (in aggregate) of GSK’s interest in GSKCHH) to three SLPs, each of which provides a funding mechanism for a separate GSK UK Pension Scheme, and amended and restated limited partnership agreements were entered into in respect of each SLP on the same date, as follows: (i) an amended and restated limited partnership agreement between GSK GP 1 Limited (as general partner), GSK LP Limited (as initial limited partner) and the trustee of the GSK Pension Scheme (as limited partner), in respect of SLP1; (ii) an amended and restated limited partnership agreement between GSK GP 1 Limited (as general partner), GSK LP Limited (as initial limited partner) and the trustee of the GSK Pension Fund (as limited partner), in respect of SLP2; and (iii) an amended and restated limited partnership agreement between GSK GP 2 Limited (as general partner), GSK LP Limited (as initial limited partner) and the trustee of the SmithKline Beecham Pension Plan (as limited partner), in respect of SLP3. The key terms of these agreements are set out below.

Pre-Separation

Each SLP will be a Scottish private fund limited partnership with a GSK-controlled special purpose vehicle as general partner, and a GSK group company and the trustee of the respective GSK UK Pension Scheme as limited partners. During the period between Friday 25 March 2022 and Separation (the “Interregnum”), each of the SLPs will be a passive party in the holding structure above the CH JVCo, but will be entitled to ordinary dividends from GSKCHH that are paid during the Interregnum other than one specific special dividend which will be funded by the Pre-Demerger Dividend and will be paid by GSKCHH to GSK only. If there is a default event relating to GSK (defined as (i) a GSK insolvency event, (ii) a non-payment event or (iii) a material breach of the transaction documentation which has a material adverse effect on the trustee of a GSK UK Pension Scheme, in the case of (ii) and (iii) which is not remedied by GSK) (a “Default Event”) prior to completion of the Separation, then a trustee of a GSK UK Pension Scheme will have the ability to take control of the relevant SLP in order to realise the value of that SLP’s applicable portion of GSKCHH C Ordinary Shares, up to the value of the Proceeds Threshold.

The Proceeds Thresholds agreed between GSK and the respective GSK UK Pension Schemes’ trustees are £627.2 million for the GSK Pension Scheme, £323.0 million for the GSK Pension Fund and £130.1 million for the SmithKline Beecham Pension Plan (such amount for each GSK UK Pension Scheme being the “Principal Amount”), in each case as increased by an amount representing notional interest on the remaining balance of the Principal Amount from time to time and assuming certain documents apportioning liabilities of the existing Haleon employer to the GSK Group take effect.7

As part of the steps relating to the Demerger and Separation, the SLPs will transfer their applicable portion of GSKCHH C Ordinary Shares to Haleon in consideration for shares in Haleon.

Post-Separation

For a period of 18 months following the Separation, a subsidiary of GSK (acting as the General Partner of each SLP) will have the ability to liquidate the Haleon Shares held by the relevant SLP for cash (and to determine the timing, mechanism and terms of such sales), subject to: (i) the terms of the Lock-up Deed, a summary of which is set out at paragraph 14.11 of Part 7 (Additional Information) (and any customary secondary lock-up periods agreed in connection with the sales);8 and (ii) the terms of the Orderly Marketing Agreement and the OMA Side Letter, a summary of which is set out at paragraph 14.14 of Part 7 (Additional Information) (together, the “Sale Restrictions”).

Each GSK UK Pension Scheme, through its SLP interest, will be entitled to receive a distribution from that SLP in an amount equal to the net proceeds of such sales of Haleon Shares and to dividend income received on the Haleon Shares (and, during the Interregnum, the GSKCHH C Ordinary Shares), until it has received an aggregate amount equal to the Proceeds Threshold. However, if a GSK UK Pension Scheme does not receive aggregate cash equal to the Proceeds Threshold within 18 months after Separation, then the trustee of that GSK UK Pension Scheme will have the ability to require the SLP to instruct a broker to liquidate any remaining Haleon Shares on behalf of the SLP in accordance with an agreed mandate (which will be subject to the Sale Restrictions). If a GSK UK Pension Scheme does not receive aggregate cash equal to the Proceeds Threshold within 24 months after Separation, then the trustee of that GSK

[7]	If these documents do not take effect, the Proceeds Thresholds would be £625.2 million, £322.8 million and £125.1 million respectively.

8 Subject to any agreement between the parties to permit earlier sales.

UK Pension Scheme will have the ability to require the SLP to liquidate any remaining Haleon Shares (subject to the Sale Restrictions) and distribute proceeds up to the value of the Proceeds Threshold. If there is a Default Event prior to the Proceeds Threshold being reached, then a trustee of a GSK UK Pension Scheme will have the ability to take control of the relevant SLP in order to realise the value of that SLP’s applicable portion of Haleon Shares, up to the value of the Proceeds Threshold.

To provide security to the trustees of the GSK UK Pension Schemes, the number of Haleon Shares that each SLP will hold on Separation has been set at a level such that their market value is expected to significantly exceed the Proceeds Threshold applicable to that SLP. Once the Proceeds Thresholds have been reached, the General Partner of each of the SLPs is then entitled to sell the remaining Haleon Shares held by the SLP and distribute the proceeds to GSK.

14.16	Registration Rights Agreement

The Registration Rights Agreement (the “Registration Rights Agreement”) was entered into on or around the date of this document among GSK, Pfizer, Haleon and the SLPs. GSK, Pfizer and the SLPs, together with their respective affiliates, successors or permitted assigns, to the extent they are holders or beneficial owners of Haleon’s registrable securities, are referred to in the Registration Rights Agreement as “Holders”. Haleon’s registrable securities include all shares and ADSs held by the Holders in Haleon after Separation and equity securities issued in exchange or replacement thereof.

The Registration Rights Agreement provides for certain demand and piggyback registration rights to the Holders. Pursuant to the demand registration rights:

(A)

Haleon shall, no later than 60 calendar days after Separation, file with the SEC a shelf registration statement covering the resale under the US Exchange Act of all registrable securities and shall use its reasonable best efforts to have such shelf registration statement declared effective no later than the earlier of: (i) 90 calendar days following Separation if the SEC elects to “review” the shelf registration statement; and (ii) 10 business days after Haleon is notified by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review;

(B)

following the expiration of the lock-up restrictions in the Lock-up Deed, each Holder shall have the right to sell any part of its registrable securities in an underwritten offering pursuant to the shelf registration statement (the “Shelf Underwriting”) by delivering a written request to Haleon. Haleon shall give notice of such request to the Holders of other registrable securities registered on the shelf registration statement, and, subject to certain limitations, include in the Shelf Underwriting the registrable securities of the other requesting Holders;

(C)

if, following the expiration of the lock-up restrictions in the Lock-up Deed, the shelf registration statement is not available for use by the Holders, each Holder may require Haleon to file one or more registration statements covering all or any part of its registrable securities, subject to certain limitations. Haleon shall use its reasonable best efforts to file or confidentially submit with the SEC the registration statement no later than 60 days from receipt of request from the Holder if the registration is on Form F-1 or Form S-1 (or 30 days if the registration is on Form F-3 or Form S-3); and

(D)	the Registration Rights Agreement includes customary provisions that permit Haleon to postpone filing or confidentially submitting a registration statement, or if a registration statement has been filed or confidentially submitted, suspend use of, or withdraw, such registration statement for a limited duration to avoid disclosing material non-public information in certain circumstances.

Pursuant to the piggyback registration right, if Haleon registers any of its equity securities for its own account or for the account of any other shareholder under the US Securities Act, Haleon shall give written notice of its intention to do so to each of the Holders of record of registrable securities. Upon the written request from a Holder, Haleon shall, subject to certain limitations, use its reasonable best efforts to cause such Holder’s registrable securities to be registered under the US Securities Act.

The Registration Rights Agreement requires Haleon to provide a standard indemnity to the Holders against any claims relating to any untrue statement of a material fact (or omission of a material fact) in any registration statement, a prospectus or the information conveyed by Haleon to any purchaser at the time of the sale to such purchaser, or any violation by Haleon of applicable law. The Registration Rights Agreement also requires each Holder to indemnify Haleon, subject to certain limitations and with an opportunity to cure, with respect to any untrue statement of a material fact (or omission of a material fact) in any registration statement or prospectus, if such statement or omission was made in reliance upon and in strict conformity with written information furnished to Haleon by such Holder specifically for the use therein.

The Registration Rights Agreement requires Haleon to pay all expenses associated with the registration of the registrable securities under the Registration Rights Agreement, but excluding transfer taxes and commissions payable in an underwritten offering, which will be payable by the Holders.

14.17	Global Settlement and Licence Agreement

GSK entered into a global settlement and a patent licence agreement dated Tuesday 1 February 2022 (the “Global Settlement and Licence Agreement”) with ViiV, Shionogi and Gilead in relation to certain patent infringement litigation concerning ViiV’s patents relating to dolutegravir, an antiretroviral medication used, together with other medicines, to treat HIV. ViiV, GSK and Shionogi alleged that Gilead’s Biktarvy, a triple combination HIV medicine containing the HIV integrase inhibitor bictegravir, tenofovir alafenamide and emtricitabine, infringed certain of their patents relating to dolutegravir. ViiV is a global specialist HIV company which is majority-owned by GSK.

As a result of entering into the Global Settlement and Licence Agreement, such patent infringement litigation between GSK, Shionogi and Gilead will be discontinued in the US, UK, France, Ireland, Germany, Japan, Korea, Australia, and Canada. In addition, Gilead has been granted a worldwide licence to certain ViiV patents relating to dolutegravir and a covenant not to enforce any patents controlled by ViiV, GSK or Shionogi against Gilead in connection with any past or future claims of infringement relating to Biktarvy. ViiV, GSK and Shionogi have also agreed not to enforce their patents against any future product containing bictegravir, to the extent that the patent enforcement relates to the bictegravir component of the product.

Under the Global Settlement and Licence Agreement, ViiV received an upfront payment of $1.25 billion in February 2022 and will receive a 3 per cent. royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US.

The royalties will be payable by Gilead to ViiV from Tuesday 1 February 2022 until the expiry of ViiV’s U.S. Patent No. 8,129,385 on 5 October 2027. Gilead’s obligation to pay royalties under the Global Settlement and Licence Agreement does not extend into any period of regulatory paediatric exclusivity, if awarded. To the extent that any regulatory paediatric exclusivity is awarded, this would extend the period of exclusivity after the expiry of the U.S. Patent No. 8,129,385 patent by six months from Tuesday 5 October 2027 to Wednesday 5 April 2028.

Once received by ViiV, the upfront payment and royalty income will be distributed in proportion to the ordinary shareholding in ViiV net of the contingent consideration liability to Shionogi and applicable tax. GSK holds 78.3 per cent. of the ordinary shareholding in ViiV.

15.	MATERIAL CONTRACTS OF THE HALEON GROUP

In addition to the Novartis Contribution Agreement, Pfizer Stock and Asset Purchase Agreement, Pfizer SAPA Amendment Agreement, Asset Transfer Framework Agreement, Pfizer SHA, Demerger Agreement, Tax Covenant, Separation Co-operation and Implementation Agreement, Registration Rights Agreement, Sponsors’ Agreement, Transition Services Agreement and Manufacturing and Supply Agreement, the contracts listed below have been entered into by Haleon or a member of the Haleon Group: (i) within the two years immediately preceding publication of this document and are material to Haleon or any member of the Haleon Group; or (ii) at any time and contain any provision under which Haleon or any member of the Haleon Group has any obligation or entitlement which is material to Haleon or any member of the Haleon Group as at the date of this document, in each case not including contracts entered into in the ordinary course of business.

15.1	Exchange Agreements

Subject to and shortly after completion of the Demerger, a series of share-for-share exchanges will occur pursuant to the share exchange agreements summarised below in order to rationalise Haleon’s shareholding structure such that GSK, the SLPs and Pfizer will hold their remaining interests in the Consumer Healthcare Business by holding shares in Haleon, as the listed parent company.

(A)	GSK Exchange Agreement

On or around the date of this document, GSK and Haleon entered into an exchange agreement (the “GSK Exchange Agreement”) pursuant to which GSK will, conditional on completion of the Demerger, transfer all of its GSKCHH B Ordinary Shares to Haleon in exchange for the issuance by Haleon of 502,868,434 Haleon Shares, less a number of Haleon Shares that is equal to the number of Excess GSK Shares. As at the Latest Practicable Date, the number of Haleon Shares expected to be held by GSK at Admission is expected to represent up to 6 per cent. of the total issued share capital of Haleon.

(B)	SLP Exchange Agreement

On or around the date of this document, the SLPs and Haleon entered into an exchange agreement (the “SLP Exchange Agreement”) pursuant to which the SLPs will, conditional on completion of the Demerger, transfer all of their GSKCHH C Ordinary Shares to Haleon in exchange for the issuance by Haleon of Haleon Shares, representing 7.5 per cent. (in aggregate and to the nearest whole Haleon Share) of the issued and outstanding Haleon Shares immediately following Separation.

Following completion of the Demerger Agreement, the GSK Exchange Agreement and the SLP Exchange Agreement, Haleon will own the entire issued share capital of GSKCHH, which in turn owns 68 per cent. of the ordinary shares in CH JVCo.

(C)	Pfizer Exchange Agreement

On or around the date of this document, Pfizer, Anacor and Haleon entered into an exchange agreement (the “Pfizer Exchange Agreement”) pursuant to which Pfizer will, conditional on completion of the Demerger, transfer all of its interests in PFCHH (the company that holds 32 per cent. of the ordinary shares in CH JVCo) to Haleon in exchange for the issuance by Haleon of Haleon Shares to Pfizer and the Depositary (on behalf of Pfizer), representing in aggregate 32 per cent. of the issued and outstanding Haleon Shares immediately following Separation (to the nearest whole Haleon Share), and 25 million Non-Voting Preference Shares.

Following completion of the Demerger Agreement and the Exchange Agreements summarised above, Haleon will, indirectly, own 100 per cent. of CH JVCo.

15.2	Pfizer Relationship Agreement

The relationship agreement between Haleon and Pfizer was entered into as a deed on or around the date of this document (the “Pfizer Relationship Agreement”). The principal purpose of the Pfizer Relationship Agreement is to regulate the continuing relationship between Haleon and Pfizer after Admission. References to aggregate interests in Haleon Shares in the Pfizer Relationship Agreement include both direct holdings of Haleon Shares and interests in Haleon Shares held indirectly through holdings of Haleon ADSs.

Pursuant to the Pfizer Relationship Agreement, Pfizer has undertaken as required by LR 6.5.4R, that, for so long as Pfizer is a controlling shareholder (as defined in Appendix I to the Listing Rules), it shall (and shall procure that its associates (as defined in Appendix I of the Listing Rules) shall): (i) conduct all transactions and arrangements with Haleon and the Haleon Group at arm’s length and on normal commercial terms; (ii) not take any action that would have the effect of preventing Haleon from complying with its obligations under the Listing Rules; and (iii) not propose or procure the proposal of a shareholder resolution of Haleon which is intended or appears to be intended to circumvent the proper application of the Listing Rules (together the “Independence Provisions”). For so long as Pfizer is a controlling shareholder, it shall (and shall, so far as it is legally able to do so, procure that its associates shall) not take any action which precludes Haleon or any other member of the Haleon Group from carrying on an independent business as its main activity.

Under the Pfizer Relationship Agreement, Pfizer is granted the right to nominate two persons to be appointed to the Haleon Board as representative directors for so long as it and its affiliates together continue to hold 20 per cent. or more of the Haleon Shares in issue and a right to nominate one person to be appointed to the Haleon Board as a representative director for so long as it and its affiliates together continue to hold less than 20 per cent. but at least 10 per cent. of the Haleon Shares in issue. Pfizer is subject to customary standstill provisions, subject to certain exceptions, and the Pfizer Relationship Agreement imposes certain obligations on Haleon in connection with seeking shareholder authority to carry out share repurchases to ensure that no such repurchases result in a requirement for Pfizer to make a general offer for Haleon Shares in accordance with Rule 9 of the City Code (provided that Pfizer has not itself entered into any disqualifying transactions).

Under the Pfizer Relationship Agreement, Pfizer agrees to procure that any member of its group holding an interest in Haleon Shares on Admission (including for the avoidance of doubt, Anacor) shall, for such time as that member of Pfizer’s group holds an interest in Haleon Shares, comply with the provisions of the Pfizer Relationship Agreement as if that member of Pfizer’s group were a party to the Pfizer Relationship Agreement with the same obligations as Pfizer.

The Pfizer Relationship Agreement will terminate on the date that Pfizer and its affiliates cease to hold at least 10 per cent. of the Haleon Shares in issue.

15.3	Haleon Sponsors’ Agreement

In connection with the Separation and Admission, Haleon, CH JVCo and the Joint Sponsors entered into a Sponsors’ Agreement on or around the date of this document (the “Haleon Sponsors’ Agreement”), pursuant to which:

(A)	Haleon appointed the Joint Sponsors as sponsors in connection with the production and publication of the Prospectus and the application for Admission, and the Joint Sponsors accepted such appointment;

(B)	the Joint Sponsors have been granted all powers, authorities and discretions which are necessary for or incidental to the performance of their responsibilities under the Listing Rules;

(C)	Haleon has agreed to deliver certain documents to the Joint Sponsors relating to the Prospectus and Admission and the Joint Sponsors’ responsibilities under the Listing Rules;

(D)	Haleon has given customary representations, warranties, and indemnities to the Joint Sponsors; and

(E)

the Joint Sponsors have the right to terminate the Sponsors’ Agreement in certain circumstances prior to Admission. These circumstances include (amongst others): (i) if any statement in the Prospectus (and/or certain associated announcements) is or has become untrue, inaccurate or misleading in a manner which, in the opinion of the Joint Sponsors (acting in good faith), is material in the context of the Haleon Group taken as a whole, the Separation, Admission, or the Prospectus (and/or certain associated announcements); and (ii) the breach by Haleon of any of the warranties or undertakings contained in the Sponsors’ Agreement where the effect of such breach, in the opinion of the Joint Sponsors (acting in good faith), is material in the context of the Haleon Group taken as a whole, the Separation, Admission or the Joint Sponsors’ roles.

15.4	Debt Documents

(A)	Euro Medium Term Note Programme

As part of the preparation for the Demerger, on Wednesday 16 March 2022, GSK Consumer Healthcare Capital UK plc and GSK Consumer Healthcare Capital NL B.V. acting as issuers (the “EMTN Issuers”) established a £10,000,000,000 Euro Medium Term Note Programme (the “Programme”) pursuant to which the EMTN Issuers may issue notes from time to time. As at the date of this document, the EMTN Issuers have issued under the Programme: £300,000,000 2.875 per cent. notes due 2028; £400,000,000 3.375 per cent. notes due 2038; €850,000,000 1.250 per cent. notes due 2026; €750,000,000 1.750 per cent. notes due 2030; and €750,000,000 2.125 per cent. notes due 2034 (together, the “Pre-Separation Programme Notes”).

A list of the Pre-Separation Programme Notes and an overview of the terms applicable to such notes is set out below:

•

£300,000,000 2.875 per cent. notes due 29 October 2028 (the “2.875 per cent. Notes”) - The 2.875 per cent. Notes were issued by GSK Consumer Healthcare Capital UK plc and bear interest at a rate of 2.875 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 2.875 per cent. Notes will be redeemed by GSK Consumer Healthcare Capital UK plc on 29 October 2028.

•

£400,000,000 3.375 per cent. notes due 29 March 2038 (the “3.375 per cent. Notes”) - The 3.375 per cent. Notes were issued by GSK Consumer Healthcare Capital UK plc and bear interest at a rate of 3.375 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 3.375 per cent. Notes will be redeemed by GSK Consumer Healthcare Capital UK plc on 29 March 2038.

•

€850,000,000 1.250 per cent. notes due 29 March 2026 (the “1.250 per cent. Notes”) - The 1.250 per cent. Notes were issued by GSK Consumer Healthcare Capital NL B.V. and bear interest at a rate of 1.250 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 1.250 per cent. Notes will be redeemed by GSK Consumer Healthcare Capital NL B.V. on 29 March 2026.

•

€750,000,000 1.750 per cent. notes due 29 March 2030 (the “1.750 per cent. Notes”) - The 1.750 per cent. Notes were issued by GSK Consumer Healthcare Capital NL B.V. and bear interest at a rate of 1.750 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 1.750 per cent. Notes will be redeemed by GSK Consumer Healthcare Capital NL B.V. on 29 March 2030.

•

€750,000,000 2.125 per cent. notes due 29 March 2034 (the “2.125 per cent. Notes”) - The 2.125 per cent. Notes were issued by GSK Consumer Healthcare Capital NL B.V. and bear interest at a rate of 2.125 per cent. per annum, payable annually in arrear. Unless previously redeemed or purchased and cancelled the 2.125 per cent. Notes will be redeemed by GSK Consumer Healthcare Capital NL B.V. on 29 March 2034.

Each series of Pre-Separation Programme Notes additionally contains a limited negative pledge and customary events of default (including cross-acceleration provisions). The occurrence of any event of default under the Pre-Separation Programme Notes would permit, amongst other things, the acceleration of the relevant series of Pre-Separation Programme Notes.

Each series of Pre-Separation Programme Notes can be redeemed prior to maturity at the option of the relevant issuer in accordance with the terms and conditions of the relevant series of Pre-Separation Programme Notes. In addition to other customary redemption features, each series of Pre-Separation Programme Notes includes a make-whole redemption option, which permits the relevant issuer to redeem all or some only of the notes on not less than 15 nor more than 60 days’ notice at any time, subject to payment of the present value of the remaining scheduled payments of principal and interest through to maturity (subject to a customary discount calculated using an applicable bond reference rate plus an agreed margin).

The payment of all amounts owing in respect of notes issued under the Programme (including the Pre-Separation Programme Notes) is, as at the date of this document, unconditionally and irrevocably guaranteed by GSK. From and including the date of completion of the Demerger, the guarantee provided by GSK will cease to be effective and the notes will be unconditionally and irrevocably guaranteed by Haleon.

(B)	Pre-Separation USD Notes

In addition, on Thursday 24 March 2022:

(i)

GSK Consumer Healthcare Capital US LLC (the “US Issuer”) issued $700,000,000 3.024 per cent. fixed rate senior notes due 2024, $300,000,000 floating rate senior notes due 2024, $2,000,000,000 3.375 per cent. fixed rate senior notes due 2027, $1,000,000,000 3.375 per cent. fixed rate senior notes due 2029, $2,000,000,000 3.625 per cent. fixed rate senior notes due 2032 and $1,000,000,000 4.000 per cent. fixed rate senior notes due 2052; and

(ii)	GSK Consumer Healthcare Capital UK plc issued $1,750,000,000 3.125 per cent. fixed rate senior notes due 2025,

each pursuant to a private placement to institutional investors in the US and outside the US in reliance on exemptions from the registration requirements of the US Securities Act (the “Pre-Separation USD Notes”).

A list of the Pre-Separation USD Notes issued as at the date of this document and an overview of the terms applicable to such notes is set out below:

•

The $700,000,000 3.024 per cent. notes due 2024 (the “3.024 per cent. Notes”) were issued by the US Issuer and bear interest at a rate of 3.024 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the 3.024 per cent. Notes will be redeemed by the US Issuer on 24 March 2024.

•

The $300,000,000 floating rate notes due 2024 (the “Floating Rate Notes”) were issued by the US Issuer and bear interest at a floating rate, payable quarterly in arrear. Unless previously redeemed or purchased and cancelled the Floating Rate Notes will be redeemed by the US Issuer on 24 March 2024.

•

The $2,000,000,000 3.375 per cent. notes due 2027 (the “2027 3.375 per cent. Notes”) were issued by the US Issuer and bear interest at a rate of 3.375 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the 2027 3.375 per cent. Notes will be redeemed by the US Issuer on 24 March 2027.

•

The $1,000,000,000 3.375 per cent. notes due 2029 (the “2029 3.375 per cent. Notes”) were issued by the US Issuer and bear interest at a rate of 3.375 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the 2029 3.375 per cent. Notes will be redeemed by the US Issuer on 24 March 2029.

•	The $2,000,000,000 3.625 per cent. notes due 2032 (the “3.625 per cent. Notes”) were issued by the US Issuer and bear interest at a rate of 3.625 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the 3.625 per cent. Notes will be redeemed by the US Issuer on 24 March 2032.

•

The $1,000,000,000 4.000 per cent. notes due 2052 (the “4.000 per cent. Notes”) were issued by the US Issuer and bear interest at a rate of 4.000 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the 4.000 per cent. Notes will be redeemed by the US Issuer on 24 March 2052.

•

The $1,750,000,000 3.125 per cent. notes due 2025 (the “3.125 per cent. Notes”) were issued by GSK Consumer Healthcare Capital UK plc and bear interest at a rate of 3.125 per cent. per annum, payable semi-annually in arrear. Unless previously redeemed or purchased and cancelled the 3.125 per cent. Notes will be redeemed by GSK Consumer Healthcare Capital UK plc on 24 March 2025.

The Pre-Separation USD Notes additionally contain a limited negative pledge and customary events of default (including cross-acceleration provisions). The occurrence of any event of default under the Pre-Separation USD Notes would permit, amongst other things, the acceleration of the Pre-Separation USD Notes.

Each series of the Pre-Separation USD Notes can be redeemed prior to maturity at the option of the relevant issuer in accordance with the terms and conditions of the Pre-Separation USD Notes.

The 3.024 per cent. Notes, the 2027 3.375 per cent. Notes, the 2029 3.375 per cent. Notes, the 3.625 per cent. Notes and the 4.000 per cent. Notes include a make-whole call option, which permits the US Issuer to redeem the relevant series of notes on not less than 15 nor more than 60 days’ notice at any time prior to the applicable par call date set out in the terms and conditions of the Pre-Separation USD Notes (the “Par Call Date”), subject to payment of the greater of: (i) 100 per cent. of the principal amount of the relevant notes to be redeemed on that redemption date and; (ii) the present value of the remaining scheduled payments of principal and interest that would be due if the relevant series of the notes matured on the applicable Par Call Date (subject to a customary discount calculated using an applicable bond reference rate plus an agreed margin), plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after the applicable Par Call Date, the US Issuer may redeem the relevant series of notes at a redemption price equal to 100 per cent. of the principal amount of the applicable series of notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

The 3.125 per cent. Notes include a make-whole call option, which permits GSK Consumer Healthcare Capital UK plc to redeem the notes on not less than 15 nor more than 60 days’ notice at any time, subject to payment of the greater of: (i) 100 per cent. of the principal amount of the notes to be redeemed on that redemption date and; (ii) the present value of the remaining scheduled payments of principal and interest (subject to a customary discount calculated using an applicable bond reference rate plus an agreed margin), plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

The Floating Rate Notes include a par call option, which permits the US Issuer to redeem the Floating Rate Notes, in whole or in part, at its option at any time and from time to time on or after 24 March 2023 at a redemption price equal to 100 per cent. of the principal amount of the Floating Rate Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. Notwithstanding the foregoing, instalments of interest on the Floating Rate Notes to be redeemed that are due and payable on a Floating Rate Notes interest payment date falling on or prior to a redemption date will be payable on the Floating Rate Notes interest payment date to the registered holders as of the close of business on the relevant regular record date according to the Floating Rate Notes and the Indenture, as applicable.

The payment of all amounts owing in respect of the Pre-Separation USD Notes is, as at the date of this document, guaranteed by GSK. Following completion of the GSK Share Exchange, the guarantee provided by GSK will cease to be effective and a guarantee provided by Haleon will come into full force and effect.

(C)	Revolving Credit Facilities

On Friday 18 February 2022, CH JVCo entered into syndicated revolving credit facilities (the “Revolving Credit Facilities” and loans extended thereunder the “RCF Loans”). The commitments under the Revolving Credit Facilities are provided by: (i) Banco Bilbao Vizcaya Argentaria, S.A., London Branch; (ii) Banco Santander, S.A., London Branch; (iii) Bank of America, N.A.; (iv) Bank of America, N.A., London Branch; (v) Barclays Bank PLC; (vi) BNP Paribas, London Branch; (vii) Citibank, N.A.; (viii) Citibank, N.A., London Branch; (ix) Deutsche Bank AG, London Branch; (x) Deutsche Bank AG, New York Branch; (xi) Goldman Sachs Bank USA; (xii) HSBC Bank plc; (xiii) ING Bank N.V., London Branch; (xiv) JPMorgan Chase Bank, N.A.; (xv) JPMorgan Chase Bank, N.A., London Branch; (xvi) Lloyds Bank plc; (xvii) Mizuho Bank, Ltd.; (xviii) Morgan Stanley Bank N.A.; (xix) Royal Bank of Canada; and (xx) Standard Chartered Bank (Hong Kong) Limited.

The initial borrower under each of the Revolving Credit Facilities is CH JVCo but, following completion of the GSK Share Exchange and in accordance with the terms of the Revolving Credit Facilities, Haleon will accede to the Revolving Credit Facilities and replace CH JVCo as borrower under the Revolving Credit Facilities (the borrower under the Revolving Credit Facilities from time-to-time, the “RCF Borrower”). Following its accession as borrower under the Revolving Credit Facilities, Haleon will guarantee the obligations of any other member of the Haleon Group that accedes to the Revolving Credit Facilities as an additional borrower.

The Revolving Credit Facilities provide the RCF Borrower with access to:

•	a multicurrency facility denominated in Pounds Sterling, with a commitment of £1,000,000,000 and an initial maturity date of 24 September 2025 (the “GBP Facility”); and

•

a US Dollar facility, incorporating a swingline facility (the “Swingline Facility”), with an aggregate commitment of $1,400,000,000 and an initial maturity date of 24 September 2023 (the “USD Facility”).

As at the Latest Practicable Date, each of the GBP Facility and the USD Facility is undrawn.

With certain exceptions, RCF Loans bear interest at a rate equal to the aggregate of: (i) the applicable risk free rate (which for loans drawn in Pounds Sterling is the

Bank of England’s Sterling Overnight Interbank Average Rate (‘SONIA’)) and for loans drawn in US dollars is the New York Federal Reserves Secured Overnight Financing Rate (‘SOFR’)); and (ii) a margin determined in accordance with the terms of the Revolving Credit Facilities, which is dependent on the corporate rating assigned to Haleon.

The proceeds of each RCF Loan are available for the general corporate purposes of the Haleon Group and such specific purposes as may be determined by the RCF Borrower. The Swingline Facility is available for financing or refinancing the payment of (or in respect of) any indebtedness or other obligations of the Haleon Group (including commercial paper, but excluding any other drawing from the Swingline Facility).

The Revolving Credit Facilities require the RCF Borrower to make certain customary representations and warranties at various times throughout the term of the Revolving Credit Facilities. In addition, the terms of the Revolving Credit Facilities contain customary restrictions on the operations of the RCF Borrower and the Haleon Group. These include customary positive and negative covenants, including a negative pledge and, with effect from the GSK Share Exchange, restrictions on disposals. The Revolving Credit Facilities do not contain any financial covenants, but the RCF Borrower is required to comply with certain information covenants, including the delivery of financial information.

The Revolving Credit Facilities contain customary events of default, including cross-acceleration provisions. The occurrence of any event of default under the Revolving Credit Facilities at a time when any RCF Loans are outstanding would permit, amongst other things, the acceleration of all RCF Loans.

(D)	Term Loan Facility

On Friday 18 February 2022, CH JVCo entered into a term loan facility, with a total commitment of £1,500,000,000 (the “Term Loan Facility”) provided by: (i) Bank of America, N.A., London Branch; (ii) Banco Santander, S.A., London Branch; (iii) Barclays Bank PLC; (iv) BNP Paribas Fortis SA/NV; (v) BNP Paribas; (vi) Citibank, N.A., London Branch; (vii) Deutsche Bank AG, London Branch; (viii) Goldman Sachs Bank USA; (ix) HSBC Bank plc; (x) JPMorgan Chase Bank, N.A., London Branch; (xi) Mizuho Bank, Ltd.; (xii) Morgan Stanley Bank N.A.; and (xiii) Standard Chartered Bank (Hong Kong) Limited.

The payment of amounts owing in respect of the Term Loan Facility are, as at the date of this document, not guaranteed. Following completion of the GSK Share Exchange, Haleon will accede to the Term Loan Facility as a guarantor of the Term Loan Facility in accordance with the terms of the Term Loan Facility.

The Term Loan Facility is denominated in Pounds Sterling and permits a single term loan to be borrowed. As at the Latest Practicable Date no amount has been borrowed under the Term Loan Facility, although it is expected to be drawn on or prior to the date of the Pre-Demerger Dividend.

Any loan drawn under the Term Loan Facility will bear interest at a rate equal to the aggregate of: (i) the applicable risk free rate (being the Bank of England’s Sterling Overnight Interbank Average Rate (‘SONIA’)); and (ii) a margin determined in accordance with the terms of the Term Loan Facility, which is dependent on the corporate rating assigned to Haleon.

The Term Loan Facility is made available on customary ‘certain funds’ terms and the proceeds of any utilisation under the Term Loan Facility are available for use, directly or indirectly, towards the payment of the Pre-Demerger Dividend. The Term Loan Facility has a maturity date falling 36 months after the date on which it was entered into.

The Term Loan Facility requires CH JVCo and, from the point at which it accedes to the Term Loan Facility, Haleon to make certain customary representations and warranties at various times throughout the term of the Term Loan Facility. In addition, the Term Loan Facility contains customary restrictions on the operations of CH JVCo, the Haleon Group and, from the point at which it accedes to the Term Loan Facility, Haleon. These include customary positive and negative covenants, including a negative pledge and, with effect from the GSK Share Exchange, restrictions on disposals. The Term Loan Facility does not contain any financial covenants, but CH JVCo and, from the point at which it accedes to the Term Loan Facility, Haleon are required to comply with certain information covenants, including the delivery of financial information.

The Term Loan Facility contains customary events of default, including cross-acceleration provisions. The occurrence of any event of default under the Term Loan Facility at a time when any amount is outstanding under the Term Loan Facility would permit, amongst other things, the acceleration of such amounts.

16.	INFORMATION INCORPORATED BY REFERENCE

The table below sets out the various information incorporated by reference into this document so as to provide the information required under the Listing Rules. These documents are also available at www.gsk.com:

Document	Information incorporated by reference	Page number(s) in the relevant document
GSK 2019 Annual Report	Information on related party transactions included in note 39 to the audited consolidated financials statements for the year ended 31 December 2019	222

GSK 2020 Annual Report	Information on related party transactions included in note 39 to the audited consolidated financials statements for the year ended 31 December 2020	208

GSK 2021 Annual Report	Information on related party transactions included in note 39 to the audited consolidated financials statements for the year ended 31 December 2021	221

	Descriptions of adjusted, non-IFRS measures used to report on the performance of the business and information on the terms of Directors’ Service Contracts and Letters of Appointment providing for benefits upon termination of employment	56 – 59 and 138

Information that is itself incorporated by reference into the above documents is not incorporated by reference into this document. It should be noted that, except as set forth above, no other portion of the above documents is incorporated by reference into this document and those portions which are not specifically incorporated by reference into this document are either not relevant for Shareholders or the relevant information is included elsewhere in this document.

Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this document to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

17.	CONSENTS

Citi has given and has not withdrawn its written consent to the references to its name in the form and context in which it appears in this document.

Goldman Sachs has given and has not withdrawn its written consent to the references to its name in the form and context in which it appears in this document.

BofA Securities has given and has not withdrawn its written consent to the references to its name in the form and context in which it appears in this document.

Deloitte has given and has not withdrawn its written consent to the inclusion in this document of its accountant’s report on the Unaudited Pro Forma Financial Information in Section B of Part 5 (Unaudited Pro Forma Financial Information for the GSK Group) in the form and context in which they are included for the purposes of Listing Rule 13.4.1R(6).

18.	WORKING CAPITAL STATEMENT FOR THE POST-DEMERGER GSK GROUP

GSK is of the opinion that, taking into account the bank and other facilities available, the Post-Demerger GSK Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

19.	PROFIT FORECAST

19.1	FY22 and FY26 Profit Forecasts

(A)	The FY22 Profit Forecasts

On Wednesday 9 February 2022, GSK published its fourth quarter and FY21 results (the “FY21 Results”), which included the following statement in relation to its expectations for New GSK for FY22, excluding the commercial impact of COVID-19 solutions: “Adjusted operating profit to grow between 12% to 14% at CER as compared with 2021”.

The FY21 Results also included statements that: “COVID-19 solutions will contribute similar sales level to 2021” and “we expect this to reduce new GSK Adjusted Operating profit growth (including COVID-19 solutions in both years) by between 5% to 7%”.

These statements were repeated on Monday 28 February 2022 in: (i) GSK’s 2021 Annual Report and reaffirmed in the announcement of GSK’s proposed acquisition of Sierra Oncology on Wednesday 13 April 2022 (the “Sierra Oncology Announcement”); (ii) the Q1 22 Results; and (iii) the announcement of GSK’s proposed acquisition of Affinivax, Inc. on Tuesday 31 May 2022 (the “Affinivax Announcement”).

GSK also published an investor presentation on Wednesday 9 February 2022, which included the following statements in respect of FY22: “Interest between £750m to £800m”, “Share of associates: negligible” and “Tax rate: around 16%, similar to 2021 for new GSK”.

These statements constitute profit forecasts under the Listing Rules (the “FY22 Profit Forecasts”). The Directors confirm that the FY22 Profit Forecasts continue to be valid as at the date of this document.

(B)	The FY26 Profit Forecasts

At the GSK Investor Update on 23 June 2021, GSK made the following statements in respect of New GSK for the period from FY21 to FY26, excluding COVID-19 solutions:

“sales growth and adjusted operating profit growth of more than 5% and more than 10%, respectively, CAGR at constant exchange rates (with 2021 as the base year)”

“The company expects to improve adjusted operating margin from the mid-20s% in 2021 to over 30% by 2026”

These statements were repeated on Monday 28 February 2022 in GSK’s 2021 Annual Report and the first statement was reaffirmed on Wednesday 13 April 2022 in the Sierra Oncology Announcement and on Tuesday 31 May 2022 in the Affinivax Announcement.

These statements result in forecast Adjusted Operating Profit, excluding COVID-19 solutions, which constitute profit forecasts under the Listing Rules (the “FY26 Profit Forecasts”).

The Directors confirm that the FY26 Profit Forecasts continue to be valid as at the date of this document.

19.2	Basis of preparation

The FY22 Profit Forecasts and the FY26 Profit Forecasts (together, the “Profit Forecasts”) have been properly compiled on the basis of the assumptions stated below and repeated on a basis consistent with the accounting policies used in GSK’s 2021 Annual Report.

The basis of preparation used by the Directors in repeating the FY22 Profit Forecasts involved review of: (i) the Q1 22 Results; (ii) the unaudited management accounts for the month ended 30 April 2022; and (iii) the projected performance of GSK for the remaining 8 month period ending 31 December 2022.

The basis of preparation used by the Directors in repeating the FY26 Profit Forecasts involved review of: (i) the Q1 22 Results; (ii) the unaudited management accounts for the month ended 30 April 2022; (iii) the projected performance from the GSK Group’s detailed financial planning and forecasting plan for the remaining 8 month period ending 31 December 2022; (iv) the projected performance from the GSK Group’s detailed financial planning and forecasting plan for FY23 to FY24; and (v) the projected performance from the GSK Group’s long-term financial planning and forecasting plan for FY25 and FY26.

GSK notes that the FY26 Profit Forecasts has been prepared as a target in respect of future financial periods in the medium term and that any such forecast is necessarily subject to materially greater uncertainty than a forecast prepared in respect of a current financial period or a future financial period in the short term.

19.3	Use of Adjusted Operating Profit and Adjusted Net Profit After Tax rather than PBT for the guidance

GSK provides earnings guidance to the investor community on the basis of adjusted results. GSK is not able to give guidance for total results as it cannot reliably forecast certain material elements of the total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

These items include:

•	amortisation of intangible assets (excluding computer software);

•	impairment of intangible assets (excluding computer software) and goodwill;

•

major restructuring costs, which include impairments of tangible assets and computer software, (under specific GSK Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions;

•	transaction-related accounting or other adjustments related to significant acquisitions;

•

proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including the one-off impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from 19 per cent. to 25 per cent. (effective 2023); and

•	separation costs, which include costs to establish the Haleon Group as an independent business, as well as admission listing and demerger costs.

The Directors believe that it is both more useful and necessary to provide guidance in relation to Adjusted Operating Profit and Adjusted Net Profit After Tax rather than PBT for the following reasons: (i) these measures are used by management for planning and internal reporting purposes; and (ii) Adjusted Operating Profit is in line with peer companies and expectations of the investor community, supporting easier comparison of the GSK Group’s performance with its peers.

19.4	Assumptions

The assumptions below apply equally to the Profit Forecasts except where specifically indicated.

Assumptions outside GSK’s control

Specific to FY22 Profit Forecasts

•	global economies and healthcare systems approach normality as FY22 progresses;

•

government’s prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic will result in some continued disruption to adult immunisations. Despite the potential for short-term disruption GSK continues to expect strong double-digit growth and record annual sales for Shingrix in 2022 based on strong demand in existing markets and continued geographical expansion;

•	COVID-19 solutions are based on known binding agreements from governments and exclude the outcome of any further opportunities under discussion with governments;

•

the tax rate expectation is based on enacted legislation and is reflective of the anticipated performance of the business and key assets, as well as no significant change in the anticipated timings of settlements of open years with tax authorities; and

•	there will be no significant adverse movements in interest rates from the rates underpinning the Profit Forecasts.

Specific to FY26 Profit Forecasts

•	there will be an increase in volume demand for products as healthcare systems are expected to return to normal following government’s prioritisation of COVID-19 vaccination programmes;

•

Shingrix sales are expected to more than double over five years including significant expansion in both China, driven by the development of the market’s adult vaccination infrastructure and policies, and the return to point of vaccination (POV) access following disruption from prioritisation of COVID-19 vaccination programmes, and ongoing measures to contain the pandemic and geographical expansion into other markets;

•	there will be no premature loss of exclusivity for key products over the period; and

•	there will be regulatory approvals of the pipeline portfolio of drugs and vaccines that underlie these expectations, which have been assessed on a risk-adjusted basis for this purpose.

Applies to both FY22 and FY26 Profit Forecasts

•

there will be no changes in the healthcare environment or unexpected changes in pricing as a result of government, legislative and regulatory reform or competitor action that are material in the context of the Profit Forecasts;

•

there will be no material interruptions to supply and no product shortages caused by unanticipated production issues, such as contamination, which result in prolonged supply shortages that are material in the context of the Profit Forecasts;

•	there will be no change in the GSK Group’s shareholdings in ViiV;

•

there will be no litigation or investigation costs for GSK that are material in the context of the Profit Forecasts (save for those that are already recognised or for which provisions have been made); and

•	there will be no material impacts from changes to global macro-economic activity, including inflation, political conditions and the impact of outbreaks, epidemics or pandemics.

Assumptions within GSK’s control and influence (applies to both FY22 and FY26 Profit Forecasts)

•	the GSK Group’s integration and restructuring plans will be successfully delivered;

•	the proposed Demerger of Haleon Group is delivered in July 2022;

•	the forecasts exclude any impact from material future mergers, unannounced acquisitions, disposals or divestments beyond the proposed Demerger;

•

there will be no material costs for product launches or R&D beyond the level factored into the Profit Forecasts, the outlook for which may be affected by additional data-driven R&D investment decisions; and

•	there will be no material change in the operational structure and strategy of GSK.

19.5	Directors’ Confirmation

In accordance with the requirements of the PR Regulation Annex 1 section 11 as applied by Listing Rule 13.5.32R, the Directors confirm that:

(i)

the basis of accounting used by the Directors in repeating the Profit Forecasts is consistent with the accounting policies of GSK and in accordance with GSK’s established definitions of adjusted results, which excludes the items set out in paragraph 19.3 above, including their tax effect); and

(ii)	each of the FY22 Forecasts and FY26 Forecast has been properly compiled on the basis of the assumptions stated in paragraph 19.4 above.

20.	INFORMATION ABOUT GSK

GSK is one of the world’s major research-based pharmaceutical and healthcare companies. GSK is a public limited company incorporated under the laws of England and Wales. GSK Shares are listed on the LSE and GSK ADSs are listed on the NYSE. On 27 December 2000, GSK acquired Glaxo Wellcome plc and SmithKline Beecham plc (now known as SmithKline Beecham Limited), both English public limited companies, through a merger of the two companies.

For a more detailed description of the business of GSK, see the GSK 2021 Annual Report, the GSK 2021 Annual Report on Form 20-F for the fiscal year ended 31 December 2021, filed with the SEC on Tuesday 8 March 2022, and the announcement of the Q1 22 Results published on Wednesday 27 April 2022.

21.	DOCUMENTS ON DISPLAY

Copies of the following documents may be inspected on GSK’s website at www.gsk.com/demerger. They will also be available for inspection during normal business hours on any business day free of charge at the registered office of GSK at 980

Great West Road, Brentford, Brentford, Middlesex TW8 9GS and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, from the date of this document until the conclusion of the General Meeting:

•	the memorandum and Articles of Association of GSK;

•	the written consents referred to in paragraph 17 above;

•	Deloitte’s report on the Unaudited Pro Forma Financial Information;

•	a copy of the Demerger Agreement; and

•	a copy of this document.

Dated Wednesday 1 June 2022

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

“2019 Annual Report”	means the Annual Report and Accounts of GSK in respect of FY19;

“2020 Annual Report”	means the Annual Report and Accounts of GSK in respect of FY20;

“2021 Annual Report”	means the Annual Report and Accounts of GSK in respect of FY21;

“A&P”	means advertising and promotion;

“Adjusted EBITDA”

means profit after tax excluding income tax, finance income, finance expense, Adjusting Items (Haleon), depreciation of property plant and equipment, impairment of property plant and equipment, depreciation of right-of-use assets, and amortisation of software intangibles;

“Adjusted Net Profit After Tax”	means net profit after tax, excluding Adjusting Items;

“Adjusted Operating Profit”	means total operating profit, excluding: (i) in the case of the GSK Group, the Adjusting Items; and (ii) in the case of the Haleon Group, the Adjusting Items (Haleon);

“Adjusted Results (Haleon)”	has the meaning given on page 10 of this document;

“Adjusting Items”	has the meaning given on page 9 of this document;

“Adjusting Items (Haleon)”	has the meaning given on page 10 of this document;

“Admission”	means the admission of the Haleon Shares to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities;

“Admission and Disclosure Standards”

means the current edition of the Admission and Disclosure Standards produced by the LSE;

“ADR”	means an American depositary receipt evidencing ADSs;

“ADR Register”

means the register of the Depositary for the registration, registration of transfer, combination and split-up of ADRs evidencing GSK ADSs (including the direct registration system established by DTC and utilised by the Depositary);

“ADS”	means an American depositary share;

“ADS Distribution Date”	means Thursday 21 July 2022;

“ADS Holder Record Time”	means 5 p.m. (New York City time) on Friday 15 July 2022;

“ADS Holder Voting Record Time”	means 5 p.m. (New York City time) on Friday 27 May 2022;

“ADS Holders”	means the holders of GSK ADSs;

“AER”	has the meaning given on page 9 of this document;

“Affinivax Announcement”	has the meaning given in paragraph 19.1(A) of Part 7 (Additional Information);

“Anacor”	means Anacor Pharmaceuticals, Inc., a corporation incorporated under the laws of Delaware whose registered office is at 235 East 42nd Street, New York, New York 10017;

“APAC”	means Asia Pacific;

“Articles of Association”	means the articles of association of GSK from time to time;

“Asset Transfer Framework Agreement”	has the meaning given in paragraph 14.4 of Part 7 (Additional Information);

“Assumed Liabilities”	has the meaning given in paragraph 14.2 of Part 7 (Additional Information);

“Balancing Dividend”	has the meaning given in paragraph 5(A) of Part 1 (Letter from the Chair);

“BofA Securities”	means Merrill Lynch International;

“CAGR”	means compound annual growth rate;

“Capital Reduction”	means the reduction of capital to be implemented by Haleon in accordance with section 641(1)(b) of the Companies Act pursuant to which Haleon shall:

(A)	cancel and extinguish £1.24 of the nominal value of each Haleon Share; and

(B)	cancel and extinguish all amounts standing to the credit of Haleon’s share premium account,

with all amounts so reduced being credited to Haleon’s profit and loss reserve;

“CER”	has the meaning given on page 8 of this document;

“certificated” or “in certificated form”

means, in relation to a share or other security, a share or other security title to which is recorded in the relevant register of the share or other security concerned as being held in certificated form (that is, not in CREST);

“CH JVCo”	means GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited;

“CH JV Group”	means CH JVCo together with its subsidiaries and subsidiary undertakings from time to time;

“Circular”	means this document;

“Citi”	means Citigroup Global Markets Limited;

“Companies Act”	means the Companies Act 2006 of the UK, as amended;

“Company” or “GSK”	means GSK plc, a public limited company incorporated in England and Wales with registered number 038887792 whose registered office is at 980 Great West Road, Brentford, Middlesex, TW8 9GS;

“Completion”	means completion of the Demerger;

“Consignment Selling Agreement”	means the consignment selling agreement entered into between Hindustan Unilever Limited and GlaxoSmithKline Asia Private Limited dated 1 April 2020;

“Consumer Healthcare Business”	(A)

prior to Separation, means the business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising Consumer Healthcare Products, in each case as conducted by the CH JV Group as at the date of this document; and

(B)

following Separation, means the business of researching and developing, manufacturing, distributing, marketing, selling, promoting and/or otherwise commercialising Consumer Healthcare Products, in each case as conducted by the Haleon Group, together with any assets and/or entities that will form part of the Haleon Group pursuant to the Asset Transfer Framework Agreement and other ancillary and implementing agreements;

“Consumer Healthcare Products”	has the meaning given in paragraph 14.2 of Part 7 (Additional Information);

“Court”	means the High Court of Justice in England and Wales;

“Court Order”	an order of the Court confirming the Capital Reduction, granted pursuant to section 648 of the Companies Act;

“CREST”	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear;

“CREST Manual”	means the rules governing the operation of CREST as published by Euroclear;

“CREST Proxy Instruction”	means a proxy appointment or instruction made via CREST, authenticated in accordance with Euroclear’s specifications and containing the information set out in the CREST Manual;

“CREST Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No.3755), as amended;

“CREST Shareholders”	means Shareholders holding GSK Shares in CREST in uncertificated form;

“Delayed Demerger Completion Date”	has the meaning given in paragraph 14.6 of Part 7 (Additional Information);

“Deloitte”	means Deloitte LLP;

“Demerger”

means the proposed demerger of the predominant part of GSK’s interest in the CH JV Group, to be effected by way of the Demerger Dividend on the terms and subject to the conditions set out in the Demerger Agreement;

“Demerger Agreement”	has the meaning given in paragraph 14.6 of Part 7 (Additional Information);

“Demerger Completion Steps”	means:

(A)	the delivery by GSK to Haleon of a duly executed transfer of the GSKCHH A Ordinary Shares in favour of Haleon, together with the relevant share certificate(s);

(B)

the procurement by Haleon that the names of the Qualifying Shareholders to whom Haleon Shares are to be allotted and issued pursuant to the Demerger Agreement are entered into the Haleon Share Register; and

(C)

the delivery, or procurement thereof, by each of GSK and Haleon of a duly executed copies of certain agreements to effect the structural and operational separation of the Consumer Healthcare Business from GSK and related ancillary agreements;

“Demerger Dividend”

means the interim dividend, in specie, proposed to be declared by the GSK Board to be satisfied by: (i) the transfer by GSK of the GSKCHH A Ordinary Shares to Haleon in consideration for: (ii) the issuance by Haleon of Haleon Shares to Qualifying Shareholders in accordance with the Demerger Agreement;

“Demerger Resolution”	means the ordinary resolution numbered 1, set out in the Notice;

“Depositary”	means J.P. Morgan Chase Bank, N.A., as depositary for the GSK ADSs and Haleon ADSs;

“Directors”	means the directors of GSK as at the date of this document, whose names are set out in paragraph 3.1 of Part 7 (Additional Information);

“Disclosure Guidance and Transparency Rules”	means the disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA’s Handbook of Rules and Guidance), as amended;

“DRIP”	means the Dividend Reinvestment Plan offered by Equiniti FS;

“DTC”	has the meaning given in paragraph 8.2 of Part 7 (Additional Information);

“EMEA and LatAm”	means Europe, Middle East and Africa and Latin America;

“Equiniti”	means Equiniti Limited, Aspect House, Spencer Road, Lancing BN99 6DA;

“Equiniti FS”

means Equiniti Financial Services Limited, a private company registered in England and Wales with registered number 06208699 whose registered office is Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, being the FCA authorised and regulated entity that provides and manages the GSK CSN and the Haleon CSN;

“ESG”	means environmental, social and governance;

“EU”	means the European Union;

“Euro” or “€”	means the lawful currency of the EU;

“Euroclear”	means Euroclear UK & International Limited, the operator of CREST;

“Excess GSK Shares”	means any GSK Shares in issue at the Shareholder Record Time in excess of (X) ((X) being the number of GSK Shares in issue at the Latest Practicable Date);

“Exchange Agreements”	means the GSK Exchange Agreement, the SLP Exchange Agreement and the Pfizer Exchange Agreement;

“Existing GSK Shares”	means the existing ordinary shares of 25 pence each in the capital of GSK;

“FCA”	means the Financial Conduct Authority of the UK;

“FDA”	means the United States Food and Drug Administration;

“FMCG”	means fast-moving consumer goods;

“Form 20-F”	means a registration statement on Form 20-F under the US Exchange Act;

“Form of Direction”	means the voting form for GSK CSN holders to vote at the General Meeting;

“Free Cash Flow”

means net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid;

“Free Cash Flow Conversion”	means Free Cash Flow divided by profit after tax;

“FSMA”	means the Financial Services and Markets Act 2000 of the UK, as amended;

“FY19”	means the financial year ended 31 December 2019;

“FY20”	means the financial year ended 31 December 2020;

“FY21”	means the financial year ended 31 December 2021;

“FY22”	means the financial year ended 31 December 2022;

“FY23”	means the financial year ended 31 December 2023;

“FY24”	means the financial year ended 31 December 2024;

“FY25”	means the financial year ended 31 December 2025;

“FY26”	means the financial year ended 31 December 2026;

“General Meeting”	means the general meeting of the GSK to approve the Resolutions, to be held at Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and electronically via the

Lumi General Meeting website on Wednesday 6 July 2022 at 2.30 p.m., or any adjournment thereof, notice of which is set out at the end of this document;

“Gilead”	means Gilead Sciences, Inc.;

“Global Settlement and Licence Agreement”	has the meaning given in paragraph 14.17 of Part 7 (Additional Information);

“Goldman Sachs”	means Goldman Sachs International;

“GSK Admission”

means the admission of the New GSK Shares to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;

“GSK ADS”	means an ADS representing two GSK Shares, evidenced by an ADR;

“GSK ADS Holder General Meeting Guide”	means the guide to the General Meeting for use by ADS Holders;

“GSK Board”	means the board of Directors, or any properly constituted committee thereof;

“GSK Contributed CH Business”	has the meaning given in paragraph 14.2 of Part 7 (Additional Information);

“GSK CSN”	means the GSK plc Nominee Service provided by Equiniti FS;

“GSK DABP”	means the GlaxoSmithKline 2017 Deferred Annual Bonus Plan;

“GSK Employee Share Schemes”	means the GSK Executive Schemes, the GSK Participation Schemes and GSK UK Sharesave;

“GSK Exchange Agreement”	has the meaning given in paragraph 15.1(A) of Part 7 (Additional Information);

“GSK Executive Schemes”	means the GSK DABP, the GSK PSP and the GlaxoSmithKline Share Value Plan;

“GSK Group” or “Group”

means, in respect of any time prior to the Demerger, GSK together with its subsidiaries and subsidiary undertakings, including those companies which form part of the Haleon Group; and in respect of any period following the Demerger, the Post-Demerger GSK Group;

“GSK NED Share Plan”	means the GlaxoSmithKline Non-Executive Directors Share Allocation Plan;

“GSK/Novartis JV”	has the meaning given in paragraph 14.1 of Part 7 (Additional Information);

“GSK Participation Schemes”

means the GSK ShareReward, the GlaxoSmithKline Ireland Employees Share Participation Scheme, the GlaxoSmithKline (Australia) Employee Share Plan and the GlaxoSmithKline Group Employees Shareholding Association;

“GSK/Pfizer JV”	has the meaning given in paragraph 14.2 of Part 7 (Additional Information);

“GSK PSP”	means the GlaxoSmithKline 2017 Performance Share Plan;

“GSK Share Consolidation”	means the proposed consolidation of GSK Shares;

“GSK Share Exchange”	has the meaning given in paragraph 12(A) of Part 1 (Letter from the Chair);

“GSK Share Register”	means the register of members of GSK;

“GSK ShareReward”	means the GlaxoSmithKline ShareReward Plan;

“GSK Shares”	means, prior to the GSK Share Consolidation, the Existing GSK Shares and, after the GSK Share Consolidation, the New GSK Shares;

“GSK UK Pension Schemes”	means the GSK Pension Scheme, the GSK Pension Fund and the SmithKline Beecham Pension Plan, and “GSK UK Pension Scheme” means any one of them;

“GSK UK Sharesave”	means the GlaxoSmithKline PLC Sharesave Plan 2012 (a HMRC-approved plan);

“GSKCHH”	means GlaxoSmithKline Consumer Healthcare Holdings Limited, the GSK subsidiary which holds GSK’s interests in CH JVCo;

“GSKCHH A Ordinary Shares”	means the fully paid A Ordinary Shares in the capital of GSKCHH;

“GSKCHH B Ordinary Shares”	means the fully paid B Ordinary Shares in the capital of GSKCHH;

“GSKCHH C Ordinary Shares”	means the fully paid C Ordinary Shares in the capital of GSKCHH;

“H1 2023”	means the first six months of FY23;

“H2 2021”	means the second six months of FY21;

“Haleon”	means Haleon plc, a public limited company incorporated in England and Wales with registered number 13691224 whose registered office is at 980 Great West Road, Brentford, Middlesex, TW8 9GS;

“Haleon ADSs”	means the American depositary shares, each representing two Haleon Shares;

“Haleon Board”	means the board of Haleon Directors from time to time;

“Haleon Business”	means the business conducted by the Haleon Group;

“Haleon Company Group”	means Haleon together with its subsidiaries and subsidiary undertakings from time to time;

“Haleon CSN”	means the Haleon nominee service provided by Equiniti FS;

“Haleon Directors”

means the directors of Haleon as the date of this document and those persons who will become directors of Haleon on Admission, whose names are all set out in paragraph 4 of Part 7 (Additional Information);

“Haleon Employer”	has the meaning given in paragraph 10 of Part 1 (Letter from the Chair);

“Haleon Group”	(A)	prior to Separation, means the CH JV Group; and

(B)	following Separation, means the Haleon Company Group;

“Haleon Shareholder”	means a holder of Haleon Shares from time to time;

“Haleon Shares”	means the fully paid ordinary shares of £1.25 each in the capital of Haleon;

“Haleon Share Register”	means the register of members of Haleon;

“Historical Financial Information”	means the historical financial information of the Haleon Group set out in Part 4 (Historical Financial Information on the Haleon Group);

“HMRC”	means HM Revenue & Customs in the UK;

“IFRS”	means the International Financial Reporting Standards;

“Indenture”

means an indenture dated as of Thursday 24 March 2022 among the US Issuer, GSK Consumer Healthcare Capital UK plc, GSK and Haleon as guarantors and Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent, transfer agent and calculation agent;

“India Condition”	has the meaning given in paragraph 14.6(D) of Part 7 (Additional Information);

“IRS”	means the United States Internal Revenue Service;

“Japan Condition”	has the meaning given in paragraph 14.6(F) of Part 7 (Additional Information);

“Joint Sponsors”	means BofA Securities, Citi and Goldman Sachs;

“JVCo A Ordinary Shares”	means the fully paid A Ordinary Shares in the capital of CH JVCo;

“JVCo B Ordinary Shares”	means the fully paid B Ordinary Shares in the capital of CH JVCo;

“JVCo Preference Shares”	means the fully paid Preference Shares in the capital of CH JVCo;

“LatAm”	means Latin America;

“Latest Practicable Date”	means Monday 30 May 2022, being the last practicable date prior to publication of this document;

“Listing Rules”	means the rules made by the FCA under Part VI of FSMA (and contained in the FCA’s publication of the same name), as amended from time to time;

“Lock-up Deed”	has the meaning given in paragraph 14.11 of Part 7 (Additional Information);

“LSE”	means the London Stock Exchange plc or the market conducted by it, as the context requires;

“Manufacturing and Supply Agreements”	has the meaning given in paragraph 14.13 of Part 7 (Additional Information);

“Market Abuse Regulation” or “MAR”

means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC and the delegated acts, implementing acts and technical standards thereunder, as such legislation forms part of retained EU law as defined in the EU (Withdrawal) Act 2018;

“MDL”	means Multidistrict Litigation;

“Morgan Stanley”	means Morgan Stanley & Co. International plc;

“Net debt”	means total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value;

“Net debt (Haleon)”

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets;

“New GSK Shares”	means the proposed new ordinary shares in the capital of GSK arising from the GSK Share Consolidation;

“Non-Executive Director”	means, unless specified otherwise, a Non-Executive Director of GSK;

“Non-Voting Preference Shares”	means the fully paid non-voting preference shares of £1 each in the capital of Haleon;

“Notes Proceeds Loans”	means:

(A)	the loan of £4,465,197,183.55 made by GlaxoSmithKline Consumer Healthcare Finance Limited to GlaxoSmithKline Finance plc on 24 March 2022;

(B)	the loan of £2,101,269,262.85 made by GlaxoSmithKline Consumer Healthcare Finance Limited to Pfizer Service Company Ireland Unlimited Company on 24 March 2022;

(C)	the loan of £1,798,139,950.68 made by GlaxoSmithKline Consumer Healthcare Finance Limited to GlaxoSmithKline Finance plc on 29 March 2022; and

(D)	the loan of £846,183,506.20 made by GlaxoSmithKline Consumer Healthcare Finance Limited to Pfizer Service Company Ireland Unlimited Company on 29 March 2022,

in each case utilising the proceeds of the Pre-Separation Programme Notes and Pre-Separation USD Notes;

“Notice”	means the notice of the General Meeting which is set out at the end of this document;

“Novartis”	means Novartis International A.G.;

“Novartis Buyout”	has the meaning given in paragraph 14.1 of Part 7 (Additional Information);

“Novartis Contribution Agreement”	has the meaning given in paragraph 14.1 of Part 7 (Additional Information);

“NYSE”	means the New York Stock Exchange;

“Official List”	means the Official List of the FCA;

“OMA Side Letter”	has the meaning given in paragraph 14.14 of Part 7 (Additional Information);

“Orderly Marketing Agreement”	has the meaning given in paragraph 14.14 of Part 7 (Additional Information);

“Organic Revenue Growth”	represents the change in organic revenue at CER from one accounting period to the next.

Organic revenue represents revenue, as determined under IFRS and excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (“MSAs”) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of Organic Revenue Growth.

Organic revenue is calculated period-to-period as follows, using prior year exchange rates to restate current year comparatives:

•	current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;

•	current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition;

•

prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;

•	prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and

•	prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year,

each an “Organic Adjustment”;

“OTC”	means over-the-counter;

“Overseas Shareholders”	means the holders of GSK Shares with registered addresses outside the UK;

“PBT”	means profit before tax;

“PFCHH”	means PF Consumer Healthcare Holdings LLC, a wholly-owned subsidiary of Pfizer which holds Pfizer’s interest in CH JVCo;

“PFCHH Interests”

means all of the common interests in the capital of PFCHH in issue immediately prior to completion of the Pfizer Share Exchange, which comprise all ownership interests of whatever nature in PFCHH and all of which are held by Anacor as of the date of this document and all of which, from completion of the PFCHH Transfer until the completion of the Pfizer Share Exchange, shall be held by Pfizer;

“PFCHH Transfer”	means the series of transactions pursuant to which the PFCHH Interests will be transferred, distributed or otherwise assigned from Anacor to Pfizer;

“Pfizer”	means Pfizer Inc.;

“Pfizer Completion”	has the meaning given in paragraph 14.2 of Part 7 (Additional Information);

“Pfizer Completion Date”	means 31 July 2019;

“Pfizer Contributed CH Business”	has the meaning given in paragraph 14.2 of Part 7 (Additional Information);

“Pfizer Exchange Agreement”	has the meaning given in paragraph 15.1(C) of Part 7 (Additional Information);

“Pfizer Group”	means Pfizer together with its subsidiaries and subsidiary undertakings from time to time;

“Pfizer Relationship Agreement”	has the meaning given in paragraph 15.2 of Part 7 (Additional Information);

“Pfizer SAPA”	has the meaning given in paragraph 14.2 of Part 7 (Additional Information);

“Pfizer SAPA Amendment Agreement”	has the meaning given in paragraph 14.3 of Part 7 (Additional Information);

“Pfizer SHA”	has the meaning given in paragraph 14.5 of Part 7 (Additional Information);

“Pfizer Share Exchange”	has the meaning given in paragraph 12(C) of Part 1 (Letter from the Chair);

“Pfizer Transaction”	means the transaction with Pfizer to combine substantially all of GSK and Pfizer’s respective consumer healthcare businesses into the GSK/Pfizer JV;

“Post-Demerger GSK Group” or “New GSK”	means GSK and its subsidiaries and subsidiary undertakings from time to time, excluding those companies which form part of the Haleon Group;

“Pounds”, “Pounds Sterling”, “£” or “pence”	means the lawful currency of the UK;

“Power Brands”	means the nine large-scale multinational power brands: Panadol, Voltaren, Advil, Otrivin, Theraflu, Sensodyne, Polident, parodontax and Centrum;

“PR Regulation”

means the Commission Delegated Regulation (EU) 2019/980 of 14 March 2019 supplementing Regulation (EU) 2017/1129 of the European Parliament and of the Council as regards the format, content, scrutiny and approval of the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Commission Regulation (EC) No 809/2004, as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018;

“Pre-Demerger Dividend”	has the meaning given in paragraph 5(B) of Part 1 (Letter from the Chair);

“Pre-Separation Debt Proceeds”

means the amounts received by members of the Haleon Group on repayment of the Notes Proceeds Loans together with any amounts drawn by members of the Haleon Group under any additional borrowings (including, but not limited to, the Term Loan Facility) as at the date of the Pre-Demerger Dividend;

“Pre-Separation Dividends”	has the meaning given in paragraph 5 of Part 1 (Letter from the Chair);

“Pre-Separation Programme Notes”	has the meaning given in paragraph 15.4(A) of Part 7 (Additional Information);

“Pre-Separation USD Notes”	has the meaning given in paragraph 15.4(B) of Part 7 (Additional Information);

“Proceeds Threshold”	has the meaning given in paragraph 7 of Part 1 (Letter from the Chair);

“Prospectus”	means the document dated Wednesday 1 June 2022, comprising a prospectus relating to Haleon for the purpose of the Admission and the listing of the Haleon Shares on the LSE;

“Prospectus Regulation”

means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, including the delegated acts, implementing acts and technical standards thereunder, as such legislation forms part of retained EU law as defined in the EU (Withdrawal) Act 2018;

“Prospectus Regulation Rules”	means the Prospectus Regulation Rules of the FCA made under section 73A of FSMA;

“Proxy Form”	means the form of proxy enclosed with this document for use by Shareholders in connection with the General Meeting;

“Purchaser Liabilities”	has the meaning given in paragraph 14.2 of Part 7 (Additional Information);

“Q1 2021”	means the first quarter of 2021;

“Q1 2022”	means the first quarter of 2022;

“Q2 2022”	means the second quarter of 2022;

“Q1 22 Results”	has the meaning given in paragraph 4 of Part 1 (Letter from the Chair);

“Qualifying Shareholder”	means a Shareholder at the Shareholder Record Time registered on the GSK Share Register, including Shareholders in the GSK CSN;

“R&D”	means research and development;

“Record Time”	means the Shareholder Record Time for the Shareholders and the ADS Holder Record Time for the ADS Holders;

“Registrar”	means Equiniti;

“Registration Rights Agreement”	has the meaning given in paragraph 14.16 of Part 7 (Additional Information);

“Regulatory Conditions”	has the meaning given in paragraph 14.6(F) of Part 7 (Additional Information);

“Regulatory Information Service”	means any of the services authorised by the FCA from time to time for the purpose of disseminating regulatory announcements;

“Related Party Transactions”	means those elements of the arrangements described in paragraph 7 of Part 7 (Additional Information) which constitute related party transactions for the purposes of Chapter 11 of the Listing Rules;

“Related Party Transactions Resolution”	means the ordinary resolution numbered 2, set out in the Notice;

“Resolutions”	means the Demerger Resolution and the Related Party Transactions Resolution as set out in the Notice;

“Risk Factors”	means the risk factors set out in Part 3 (Risk Factors);

“SBSEPP”	has the meaning given in paragraph 10 of Part 1 (Letter from the Chair);

“SCIA”	has the meaning given in paragraph 14.8 of Part 7 (Additional Information);

“SEC”	means the Security and Exchange Commission in the US;

“Separation”	means the Demerger, Share Exchanges, Admission and other steps pursuant to which, among other things, Haleon will become a listed company holding the Consumer Healthcare Business;

“Share Consolidation Record Time”	means 8 p.m. (UK time) on Monday 18 July 2022 (or such other time and date as GSK may determine and announce through a Regulatory Information Service);

“Share Exchanges”	has the meaning given in paragraph 12 of Part 1 (Letter from the Chair);

“Shareholder”	means a holder, for the time being, of GSK Shares, whether registered directly on the GSK Share Register or in the GSK CSN;

“Shareholder Record Time”	means 6 p.m. (UK time) on Friday 15 July 2022;

“Shareholder Voting Record Time”	means 6.30 p.m. (UK time) on Monday 4 July 2022;

“Sierra Oncology”	means Sierra Oncology, Inc.;

“Sierra Oncology Announcement”	has the meaning given in paragraph 19.1(A) of Part 7 (Additional Information);

“SLP Exchange Agreement”	has the meaning given in paragraph 15.1(B) of Part 7 (Additional Information);

“SLPs”	means:

(A)

GSK (No. 1) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035527 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ;

(B)

GSK (No. 2) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035526 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ; and

(C)

GSK (No. 3) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035525 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ,

being the Scottish limited partnerships that will each receive Haleon Shares pursuant to the SLP Exchange Agreement, and “SLP” shall be construed accordingly;

“SLP1”

means GSK (No. 1) Scottish Limited Partnership, a private fund limited partnership registered in Scotland with registration number SL035527 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ;

“South Korea Condition”	has the meaning given in paragraph 14.6(E) of Part 7 (Additional Information);

“Sponsors’ Agreement”	has the meaning given in paragraph 14.10 of Part 7 (Additional Information);

“subsidiary”	means a subsidiary as that term is defined in section 1159 of the Companies Act;

“subsidiary undertaking”	means a subsidiary undertaking as that term is defined in section 1162 of the Companies Act;

“Sweep-up Dividend”	has the meaning given in paragraph 5(C) of Part 1 (Letter from the Chair);

“Tax Covenant”	has the meaning given in paragraph 14.7 of Part 7 (Additional Information);

“Transition Services Agreement”	has the meaning given in paragraph 14.12 of Part 7 (Additional Information);

“Transactions”	has the meaning given in paragraph 5 of Part 1 (Letter from the Chair);

“uncertificated” or “in uncertificated form”

refers to a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by using CREST;

“United Kingdom” or “UK”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Corporate Governance Code”	means the UK Corporate Governance Code published by the Financial Reporting Council in the UK (as updated from time to time);

“United States”, “USA” or “US”	means the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction;

“United States Dollars”, “US Dollars”, “$” or “cents”	means the lawful currency of the United States;

“US Exchange Act”	means the US Securities Exchange Act of 1934, as amended;

“US Holder”	has the meaning given in paragraph 2 of Part 6 (Taxation);

“US Issuer”	means GSK Consumer Healthcare Capital US LLC;

“US Securities Act”	means the US Securities Act of 1933, as amended;

“ViiV”	means ViiV Healthcare Limited;

“VMS”	means vitamins, minerals and supplements;

“Voting Instruction Card”	means the voting card for use by ADS Holders in connection with the General Meeting;

“VWAP”	means volume weighted average price; and

“VWAP Period”	means the period between open of trading at 8 a.m. and close of trading at 4.30 p.m. on Monday 18 July 2022.

GSK plc

(Registered in England and Wales No. 3888792)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of GSK plc (the “Company”) will be held at 2.30 p.m. on Wednesday 6 July 2022 at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD, and electronically via the Lumi General Meeting website as set out below, for the purposes of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions.

ORDINARY RESOLUTIONS

1.	DEMERGER RESOLUTION

THAT:

◾	subject to the passing of the Related Party Transactions Resolution,

•

upon the recommendation and conditional on the approval of the directors of the Company (the “Directors”) and at such time and date as the Directors may determine prior to the ordinary shares (the “Haleon Shares”) of Haleon plc (“Haleon”) being admitted to the premium listing segment of the Official List of the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange (“Admission”), an interim dividend in specie by the Company equal to the aggregate book value of the Company’s interest in the GSKCHH A Ordinary Shares of GlaxoSmithKline Consumer Healthcare Holdings Limited be and is hereby declared payable to holders of ordinary shares of the Company (“GSK Shares”) on the register of members of the Company at 6 p.m. on Friday 15 July 2022 (UK time) (or, such other time or date as the directors of the Company may determine) (the “Record Time”) (excluding the Company in respect of treasury shares) (each such holder being a “Qualifying Shareholder”), such dividend to be satisfied by the transfer prior to Admission by the Company to Haleon of the GSKCHH A Ordinary Shares in consideration for which Haleon has agreed to allot and issue Haleon Shares, effective prior to Admission and credited as fully paid, to such shareholders in the proportion of one Haleon Share for each GSK Share held by such Qualifying Shareholder (excluding the Company in respect of treasury shares) (save that, in respect of the four initial shareholders in Haleon (each of whom is, and will at the Record Time continue to be, a shareholder in the Company), the number of Haleon Shares to be allotted and issued to each of them will be reduced by the number of Haleon Shares already held by them at the Record Time) so that immediately prior to Admission all holders of GSK Shares (excluding the Company in respect of treasury shares) will hold one Haleon Share for each GSK Share held at the Record Time;

•

the Demerger (as defined and summarised in the circular sent to shareholders on Wednesday 1 June 2022 (the “Circular”)) is hereby approved for the purposes of Chapter 10 of the Listing Rules of the Financial Conduct Authority made under section 73A(1) of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, and generally; and

•

each and any of the directors of the Company be and is hereby authorised to conclude and implement the Demerger and to do or procure to be done all such acts and things on behalf of the Company and each of its subsidiaries as they may, in their discretion, consider necessary or expedient for the purpose of giving effect to the Demerger with such amendments, modifications, variations or revisions thereto as are not of a material nature; and

◾

subject to the passing of the Related Party Transactions Resolution, prior to the New GSK Shares (as defined below) being admitted to the premium listing segment of the Official List of the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange, the Company and its Directors be authorised to:

•

(a) consolidate each of the ordinary shares of £0.25 each in the capital of the Company (the “Existing GSK Shares”) into one or more (such number being at the discretion of the Directors) ordinary shares in the capital of the Company (such share or shares being “intermediate share(s)”), and (b) immediately after such consolidation, sub-divide the intermediate share(s) into new ordinary shares in the capital of the Company of such nominal value as the Directors may determine, such shares having the same rights and being subject to the same rights and being subject to the same restrictions (save as to nominal value) as the Existing GSK Shares in the capital of the Company as set out in the Company’s Articles of Association (the “New GSK Shares”); or

•

(a) sub-divide each of the Existing GSK Shares into such number of ordinary shares in the capital of the Company as the Directors may determine (such shares being “intermediate shares”); and (b) immediately after such sub-division, consolidate the intermediate shares into such number of new ordinary shares in the capital of the Company of such nominal value as the Directors may determine, such shares having the same rights and being subject to the same restrictions (save as to nominal value) as the Existing GSK Shares in the capital of the Company as set out in the Company’s Articles of Association (the “New GSK Shares”);

on the basis that:

•	the record date for any such consolidation and/or sub-division shall be 8 p.m. on Monday 18 July 2022 or such other time and date that the Directors may determine;

•

the Directors shall have discretion to make any arrangements which they consider necessary, appropriate or expedient: (a) to deal with fractions, rounding or other practical problems or matters which may result from any such consolidation and/or sub-division; or (b) for the purpose of giving effect to any such consolidation and/or sub-division; and

•

in particular and without prejudice to the general discretion of the Directors under the paragraph above, no shareholder shall be entitled to a fraction of a New GSK Share and where any such consolidation and/or sub-division would have resulted in any shareholder being entitled to a fraction of a New GSK Share, such fraction shall, so far as possible, be aggregated with the fractions of a New GSK Share (if any) to which other shareholders of the Company would be similarly so entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell) on behalf of the relevant shareholders to any person all the New GSK Shares representing such fractions in the open market at the price prevailing at the time of sale to any person(s), and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant shareholders who would otherwise have been entitled to the fractions so sold, save that any fraction of a penny (or equivalent) which would otherwise be payable shall be rounded down to the nearest penny (and in order to implement the provisions of this paragraph, any Director (or any person appointed by the Directors) shall be and is hereby authorised to execute one or more instrument(s) of transfer in respect of such New GSK Shares on behalf of the relevant shareholder(s) and to do all acts and things the Directors consider necessary or desirable to effect the transfer of such new ordinary shares to any buyer of such New GSK Shares).

2.	RELATED PARTY TRANSACTIONS

THAT the Related Party Transactions (as defined and summarised in the Circular) and the associated and ancillary agreements and arrangements relating thereto or to be entered into thereto, be and are hereby approved for the purposes of Chapter 11 of the Listing Rules of the Financial Conduct Authority, and that the Directors of the Company (or a duly authorised committee thereof) be and are hereby authorised to:

◾

take all such steps, execute all such agreements and make all such arrangements as may seem to them necessary, expedient or desirable for the purpose of giving effect to, or otherwise in connection with, the Related Party Transactions and/or the associated and ancillary agreements and arrangements relating thereto or to be entered into pursuant thereto; and

◾

agree and make such modifications, variations, revisions, waivers or amendments in relation to any of the foregoing (provided that such modifications, variations, revisions, waivers or amendments are not material) as they may in their absolute discretion think necessary, expedient or desirable.

Dated 1 June 2022

By order of the GSK Board

Victoria Whyte

Company Secretary

GSK plc

Registered Office:

980 Great West Road

Brentford

Middlesex

TW8 9GS

Notes:

1.

All resolutions at the General Meeting will be decided by poll as required by the Company’s Articles of Association. This is a more transparent method of voting as shareholder votes are counted according to the number of shares held and this will ensure an exact and definitive result.

2.

A member (shareholder) of the Company is entitled to appoint one or more proxies to attend the General Meeting, and to speak and vote on their behalf, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

3.

(A)	To appoint a proxy you may:

(i)	complete a Proxy Form, which should be returned directly to Equiniti at the address given in Note 14;

(ii)

if you have a Shareview portfolio, register your vote electronically by visiting www.shareview.co.uk, and log onto your portfolio using you Username/ID, date of birth and password. Once logged in, simply click “View” on the “My Investments” page, click on the link to vote then follow the on screen instructions;

(iii)

register the appointment of your proxy electronically by logging on to www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Proxy Form and follow the instructions provided. Please note that any electronic communication sent to Equiniti in respect of the appointment of a proxy that is found to contain a computer virus will not be accepted; or

(iv)

if you hold your shares in uncertificated form in CREST, you may utilise the CREST electronic proxy appointment service by using the procedures described in the CREST Manual (available via www.euroclear.com). CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider or providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual.

The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to an instruction to a previously appointed proxy, must, to be valid, be transmitted so as to be received by the issuer’s agent, Equiniti ID RA19 by 2.30 p.m. on Monday 4 July 2022.

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST

Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions.

It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider or providers, to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

(B)

If you are an institutional investor you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by Equiniti. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 2.30 p.m. on Monday 4 July 2022 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

(C)

The Proxy Form and electronic proxy appointments must be received by the Company’s registrar, Equiniti, by 2.30 p.m. on Monday 4 July 2022 or, in the event of any adjournment, at least two business days before the time of the adjourned meeting.

(D)

The “Vote withheld” option is provided to enable a member to withhold their vote on the Resolutions. It should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes “For” or “Against” each of the Resolutions.

(E)	If you do not have a Proxy Form and believe that you should have been sent one, or if you require additional Proxy Forms, please contact Equiniti via the details given in Note 14.

(F)

The return of a completed Proxy Form, Form of Direction, other instrument, or any CREST or Proximity Proxy Instruction will not prevent a member from attending and voting at the General Meeting in person or electronically if they wish to do so.

(G)

In the case of joint Shareholders, the vote of the senior who tenders a vote (whether electronically or by proxy) shall be accepted to the exclusion of the votes of the other joint holder(s) and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

4.

Registered holders of the Company’s American Depositary Shares (“ADSs”) evidenced by American depositary receipts may vote through the Depositary, J.P. Morgan Chase Bank, N.A., using the Voting Instruction Card which should be returned by the date specified. Alternatively ADS Holders may vote electronically by following the instructions set out on the Voting Instruction Card. The return of a completed Voting Instruction Card will not prevent you from participating in the General Meeting but if you vote in advance you will not be able to vote again or change your vote at the General Meeting. Any holder of ADSs (“ADS Holder”) wishing to vote at the General Meeting should not return a completed Voting Instruction Card in advance. If you hold your ADSs via a bank or broker you should contact your respective bank or broker for information on how to vote your ADSs. Details of how to participate in the General Meeting can be found in the GSK ADS Holder General Meeting Guide.

5.

Participants in the Company’s UK corporate sponsored nominee service may exercise their votes through the Company’s registrar, Equiniti, by using the Form of Direction, which should be returned directly to Equiniti at the address in Note 14 below. Please note that the Form of Direction must be received by 2.30 p.m. on Thursday 30 June 2022.

6.

Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a “Nominated Person”) may, under an agreement between them and the member by whom they were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the member to exercise the voting rights.

The statements of the rights of members in relation to the appointment of proxies in Notes 2 and 3 above do not apply to Nominated Persons. The rights described in those Notes can only be exercised by members of the Company.

7.

Members must be entered on the Company’s Register of Members at 6.30 p.m. (UK time) on Monday 4 July 2022, or, in the event of any adjournment, 6.30 p.m. (UK time) on the date which is two business days before the time of the adjourned meeting, to be entitled to attend and vote at the General Meeting. Members may cast votes only in respect of shares of which they were registered holders at such time, and changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting.

8.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares.

9.

The total number of issued ordinary shares of the Company (including those underlying ADSs) as at Monday 30 May 2022 (being the latest practicable date prior to publication of this Notice) was 5,388,954,684 (with 304,905,950 ordinary shares held in treasury). The total number of voting rights in relation to the Company as at Monday 30 May 2022 was 5,084,048,734.

10.

Any Shareholder, proxy or joint Shareholder attending the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the General Meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

11.	A copy of the Circular, including this Notice, and other information required by section 311A of the Companies Act, can be found at www.gsk.com.

12.

Any electronic address provided either in this Notice or any related documents (including the Chair’s letter and Proxy Form) may not be used to communicate with the Company for any purposes other than those expressly stated.

13.

The Company may process personal data of participants at the General Meeting. This may include webcasts, photos, recordings and audio and video links, as well as other forms of personal data. Please refer to the Company’s privacy notices, including the Privacy Notice for Ordinary Shareholders, which can be found at www.gsk.com, for details of how the Company will process personal data.

14.

You can obtain up-to-date information on the General Meeting on the Company’s website at www.gsk.com/demerger. Alternatively, please contact the Company’s registrar, Equiniti, or the Company’s Depositary, J.P. Morgan Chase Bank, N.A. Their contact details are:

Registrar

Shareholders can contact the Company’s registrar, Equiniti Limited, using the following details:

Equiniti Limited

Aspect House

Spencer Road

Lancing, BN99 6DA

www.shareview.co.uk

Tel: +44 (0) 800 917 0937

Please use the country code when calling from outside the UK. The helpline will be available from 8.30 a.m. to 5.30 p.m. Monday to Friday (UK time) (except public holidays in England and Wales) and will remain open until Friday 12 August 2022. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes. Alternatively, Shareholders can go to https://www.shareview.co.uk/clients/gskshareholder for copies of relevant documents, frequently asked questions and other useful information.

Depositary

ADS Holders can contact the depositary, J.P. Morgan Chase Bank, N.A., using the following details:

EQ Shareowner Services

P.O. Box 64504

St. Paul

MN 55164-0504

Overnight correspondence should be sent to:

EQ Shareowner Services

1110	Centre Point Curve, Suite 101

Mendota Heights

MN 55120-4100

www.shareowneronline.com

Tel: + 1 877 353 1154 (general)

Tel: + 1 651 453 2128 (outside the US)

Email anytime via the website www.shareowneronline.com by selecting “Contact us”.

General Meeting information

How to join the General Meeting

We are providing shareholders with two methods for joining the General Meeting – either in person or electronically – and details of each method are set out below. You are encouraged to participate in the General Meeting electronically as this will provide you with the full General Meeting experience without the need to travel.

Electronic meeting

1.	Joining electronically – Lumi General Meeting website

(A)	If you wish to join the General Meeting electronically, the Lumi General Meeting website will enable you to:

(i)	watch, and listen to, the General Meeting;

(ii)	ask questions of the GSK Board orally or in writing; and

(iii)	submit your vote,

through the same platform.

(B)

The General Meeting will be broadcast in video format with presentation slides. If you participate via the Lumi General Meeting website you will be able to watch and listen to the proceedings of the meeting and see the text of the resolutions to be put to the meeting. Presentation slides will be used during the meeting and will move forward automatically as the meeting progresses.

(C)	Information on how to join and participate in the General Meeting electronically is set out in sections 2 to 6 below.

2.	How do I join the General Meeting using the Lumi General Meeting website?

(A)

To join the General Meeting electronically, you will need to enter https://web.lumiagm.com/114-032-183 in your computer or laptop browser. Please note that mobile telephones and tablets are not suitable to connect to the broadcast. Please ensure your chosen computer or laptop has the latest version of an internet browser such as Chrome, Edge or Firefox installed. Please note that the internet browsers Safari and Internet Explorer are not compatible.

(B)	Once you have accessed the Lumi General Meeting website, you will be asked to enter your Shareholder Reference Number (SRN) and PIN, both of which can be found on your Proxy Form, Form of Direction or voting email from Equiniti. If required, the Meeting ID is 114-032-183. Each SRN and PIN can only be used to log in on one computer or laptop.

(C)

After logging into the virtual platform, you will receive a prompt to allow web.lumiagm.com access to your microphone and camera. Please select ‘Allow’. Please note that your video stream will not be visible to anyone in the General Meeting.

(D)

You must then connect to the Zoom webinar that is integrated into the Lumi General Meeting website in order to watch the meeting and view the presentation slides. To do this, click on the blue ‘Join’ button that will appear on the right-hand panel of the virtual platform. You will need to connect your computer audio to the webinar by clicking on the blue ‘Join Audio by Computer’ button that will appear on the right-hand panel.

(E)	Access to the meeting via the Lumi General Meeting website will be open from 1.30 p.m. (UK time) on Wednesday 6 July 2022.

3.	How do I vote using the Lumi General Meeting website?

(A)

The voting procedure will be explained during the meeting. Voting will be enabled on all resolutions once the Chair opens the poll. If you are participating via the Lumi General Meeting website you may, at any time while the poll is open, vote electronically on any or all of the resolutions in the Notice of Meeting. Resolutions will not be proposed separately.

(B)

Once the resolutions have been proposed, the list of resolutions will appear on screen on the Lumi General Meeting website along with the available voting options. To vote, simply select the option that corresponds with how you wish to vote: ‘For’, ‘Against’ or ‘Withheld’. Once you have made your choice, the option will change colour and a confirmation message will appear to indicate that your vote has been cast and received. Please note that there is no ‘Submit’ button. If you make a mistake or wish to change your voting instruction, simply make a revised choice. You can change your vote at any time until the poll is closed. To vote on all resolutions displayed in the same way, select the appropriate ‘Vote all’ option at the top of the screen. If you wish to cancel your live vote and not submit a vote to the meeting, please press ‘Cancel’.

(C)	The poll will remain open for 30 minutes after the General Meeting has formally closed to enable all shareholders to cast their vote (unless extended at the discretion of the Chair).

4.	How do I ask a question using the Lumi General Meeting website?

(A)	In advance of the General Meeting

You may submit typed questions in advance of the General Meeting via the Lumi General Meeting website from 5 p.m. (UK time) on Wednesday 1 June 2022 until 5 p.m. (UK time) on Monday 4 July 2022. These questions will not be answered ahead of the General Meeting but will be collated to be answered during the Q&A session at the General Meeting. Please note that advance questions submitted via the Lumi General Meeting website should only relate to the business of the meeting. Any questions concerning meeting logistics or your own shareholding should be directed to Equiniti.

(B)	During the General Meeting

Any shareholder or duly appointed proxy or corporate representative is permitted to ask questions. This can be done via the Lumi General Meeting website in two ways:

(i)	Typed: by selecting the messaging tab and typing and submitting the question using the box at the top of the screen. To submit your question, click on the arrow icon to the right of the text box.

(ii)

Oral: by clicking the ‘Raise Hand’ icon on the bottom bar within the webinar. The Chair will be notified that you wish to ask a question, and you will be required to wait until you are granted access to unmute yourself and speak.

(a)

Once you have been granted access to speak, you will be prompted to click ‘Allow’ on the pop up from your web browser to give your browser access to your microphone (you will only need to do this the first time you speak).

(b)	You will then need to unmute your microphone in the webinar and can begin speaking. Once your turn to speak is over, your microphone will be muted automatically.

(c)	If you wish to speak again you will need to repeat these steps.

(C)	How do I ask a question via video?

If you wish to ask a question via video, you can do so by joining the meeting through a separate Zoom call. If you wish to do this, you must pre-register by sending an email to company.secretary@gsk.com by 5 p.m. (UK time) on Wednesday 29 June 2022. Once you have been verified, you will be emailed a link to the Zoom meeting with detailed joining instructions.

Participating in this way will enable you to watch and listen to the proceedings of the meeting and ask a question by video but it will not enable you to vote. If you wish to vote you will need to log in to the Lumi General Meeting website (with your SRN and PIN) before the poll closes, which will be 30 minutes after the end of the meeting (unless extended at the discretion of the Chair).

Shareholders should only join the General Meeting via this method if they wish to ask a question via video.

(D)	Technical Requirements

To ensure successful participation in the electronic meeting via the Lumi General Meeting website or Zoom, an active internet connection is required. Remaining connected to the meeting depends on the strength of your internet connection. The Company is therefore not able to guarantee your connectivity for the duration of the meeting. Please refer to Note 2 above for details on internet browser compatibility with the Lumi General Meeting website.

Physical meeting

At the time of preparing this document, there are no legal COVID-19 restrictions in place in England. We therefore look forward to welcoming shareholders who do not wish to join the General Meeting electronically to our General Meeting in person.

Due to the constantly evolving nature of the pandemic, it is possible that physical participation may be restricted. We will notify any changes post-publication of this document via our website. Shareholders are encouraged to check our website in the days leading up to the General Meeting to ensure they are informed of any changes.

(A)	I am unable to attend – what can I do?

If you are not able to attend the physical meeting at the Sofitel London Heathrow, you could choose to participate electronically. Please see above for further details.

If you are unable to attend through either means, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf. The appointment of a proxy can be done online at www.shareview.co.uk, www.sharevote.co.uk or by post. The appointment must be received by our registrar, Equiniti, by 2.30 p.m. (UK time) on Monday 4 July 2022. The number of shares you hold at the register deadline of 6.30 p.m. (UK time) on Monday 4 July 2022 will decide how many votes you or your proxy/ies will have on a poll. You can find more information about appointing a proxy in the notes on the enclosed General Meeting admission card/proxy card.

(B)	What do I need to bring to the General Meeting?

Please bring proof of identity and your General Meeting admission card/proxy card or email notification with you to help with identification. You may also find it helpful to bring this document with you, to refer to during the meeting.

(C)	What facilities do you have for shareholders with disabilities?

The venue is wheelchair accessible and an induction loop system will be provided in the meeting room.

(D)	Can I bring a guest?

We may, at our discretion, admit to the physical meeting guests who are accompanying Shareholders. We will admit anyone accompanying a Shareholder who is wheelchair bound, or is otherwise in need of assistance.

(E)	How do I vote at the physical meeting?

Voting on all matters except procedural issues will be on a poll. At the end of the meeting, those attending physically will be asked to complete a poll card and leave it in a voting box when exiting the auditorium.

The results of the poll will be announced by way of a stock exchange announcement which will be published on the company’s website as soon as reasonably practicable following the conclusion of the meeting.

(F)	How do I ask a question at the physical meeting?

The Chair will invite shareholders to ask questions at the physical meeting using designated question points. Questions will alternate between those from shareholders at the physical meeting and those attending electronically.

You may also submit typed questions in advance of the General Meeting via the Lumi General Meeting website from 5 p.m. (UK time) on Wednesday 1 June 2022 until 5 p.m. (UK time) on Monday 4 July 2022. You can do this even if you intend to attend the General Meeting in person. See above for instructions on how to access the Lumi General Meeting website and submit a question.

(G)	Security

For security reasons and to speed up admission, please do not bring suitcases, large bags, cameras, laptops or other recording equipment to the meeting. If you do, we may ask you to deposit them in a secure property store for collection after the meeting.

(H)	Mobile devices

Please ensure that you switch off mobile devices during the meeting.

Additional information on questions

During the meeting, questions may be moderated before being passed to the Chair. This is to avoid repetition and to ensure an orderly meeting. Please be aware that while we will endeavour to answer all questions posed, the moderation process may involve combining questions that are similar in nature.

Questions regarding employee matters should be directed to the Company’s internal HR tool, ServiceNow, and will not be answered during the meeting.

You should note that submitting a question in advance or during the meeting will not guarantee that your question is answered during the meeting.

The Chair has asked that we act swiftly to eject any shareholder (joining either electronically or physically) who attempts to disrupt the orderly conduct of the meeting.

Duly appointed proxies and corporate representatives

If you plan to participate in the General Meeting as a proxy or corporate representative, please contact Equiniti on hybrid.help@equiniti.com before 2.30 p.m. (UK time) on Monday 4 July 2022 to obtain details on how to access the meeting. If you plan to participate as a proxy, the shareholder appointing you must first submit their proxy appointment before you contact Equniti.

ADS Holders

You should refer to the GSK ADS Holder General Meeting Guide enclosed with your Voting Instruction Card for full details on how to participate in the General Meeting.

(A)	How to participate in the General Meeting

You may participate in the General Meeting via the Lumi General Meeting website (see Note 2 above) or you can attend the General Meeting in person (see “Physical meeting” above). Once you have accessed the Lumi General Meeting website, you should enter your Control Number (Lumi SRN) and PIN, which can be found on your GSK ADS Holder General Meeting Guide. If you wish to attend the General Meeting in person, please ensure you bring your Voting Instruction Card or other proof of identity so you can be registered. There is no need for ADS Holders to pre-register their attendance at the meeting.

(B)	Voting

You may vote:

In advance of the General Meeting – through the depositary using your Voting Instruction Card which should be returned by the date specified. Alternatively you may vote electronically by following the instructions set out on the Voting Instruction Card. If you vote in advance you can still join the General Meeting but you will not be able to vote again or change your vote during the meeting.

During the General Meeting – by logging in to the Lumi General Meeting website, or by depositing a completed poll card in a voting box when exiting the auditorium at the physical meeting, provided you have not voted in advance.

(C)	Questions

ADS Holders wishing to ask a question at the General Meeting may do so via the Lumi General Meeting website, either in advance of or during the meeting, or in person at the General Meeting. For more information, please refer to the GSK ADS Holder General Meeting Guide.

If you hold your GSK ADSs with a bank, broker or nominee you should contact your bank, broker or nominee service provider for information on how to vote your GSK ADSs. In certain circumstances, you may be able to participate in the General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GSK plc
(Registrant)

Date: June 1, 2022	By:	/s/ Victoria Whyte
	Name:	Victoria Whyte
	Title:	Authorised Signatory for and on behalf of GSK plc